&11

08004233

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renewable Energy Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 13 2008
THOMSON REUTERS

FILE NO. 82- 34968 FISCAL YEAR 12/31/07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 8/12/08



REC

RECEIVED

2008 AUG 11 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL REPORT 2007

MEETING THE CHALLENGE

Renewable Energy Corp ASA

AR/S

082-34968 12-31-07

MISSION STATEMENT

SMART ENERGY FOR A CLEANER FUTURE

VISION

THE WORLD'S LEADING PROVIDER OF HIGHLY-COMPETITIVE SOLAR ENERGY SOLUTIONS

CORE VALUES

RESPONSIBILITY ENTHUSIASM COMMITMENT INNOVATION DRIVE

REC ANNUAL REPORT 2007
CONTENTS

STRONG ANNUAL GROWTH



■ Revenues □ EBITDA
NOK million
7000
6000
5000
4000
3000
2000
1000
0
04
05
06
07

In 2007, the REC Group had strong production, revenue and margin growth. For the full year 2007, revenues rose 53 percent to NOK 6 642 million and EBITDA rose by 61 percent to NOK 3 172 million. The increase in sales and earnings were primarily driven by successfully implemented expansion projects and improved productivity.

REC HISTORY

MILESTONES

- 1994 – ScanWafer AS established
- 1995 – Fornybar Energi AS established in November 1996
- 1996 – ScanWafer AS started 2 MW test production
- 1997
- 1998 – SolEnergy AS established
- 1999
- 2000 – Renewable Energy Corporation AS established
- 2001 – Solar Grade Silicon LLC (SGS) established (joint venture with Advanced Silicon Materials LLC (ASIMI)/ Komatsu Ltd.)
- 2002 – ScanCell AS and ScanModule AB production started
- 2003
- 2004 – SiTech AS acquired; ASIMI and remaining shares in SGS acquired
- 2005 – REC listed on the Oslo Stock Exchange in May 2006
- 2006 – Singapore chosen as new manufacturing site
- 2007

REC was incorporated as a Norwegian private limited company in 1996 (originally named Fornybar Energi AS), focusing on investments in renewable energy, in Norway and internationally. In September 2000, common shareholders in ScanWafer AS, SolEnergy AS and Fornybar Energi AS formed a new holding company, REC, with the intention of becoming the majority shareholder in ScanWafer AS and investing in other activities in the PV industry value chain. REC was listed on the Oslo Stock Exchange in May 2006

TERMS AND EXPRESSIONS

BLOCK A section of a crystalline ingot from which the wafers will be cut. The footprint of the block becomes the size of the wafer.

CRUCIBLE A quartz vessel used for melting and crystallization of polysilicon when producing multi- and monocrystalline silicon ingots.

CRYSTAL Solid material with a regular, periodic arrangement of atoms or molecules throughout the material.

CRYSTALLIZATION OF MONOCRYSTALLINE INGOTS
Normally made by the Czochralski process explained below, but may also sometimes refer to the Float Zone process. In order to produce monocrystalline ingots by the Czochralski process, high-purity silicon is first loaded into a round quartz crucible and melted. Thereafter, a seed crystal shaped as a thin rod is dipped into the molten silicon. The seed crystal's rod is pulled upwards and rotated at the same time. By precisely controlling the temperature gradients, rate of pulling and speed of rotation, it is possible to extract a large, single-crystal, cylindrical ingot from the melt. This process is normally performed in an inert atmosphere.

CRYSTALLIZATION OF MULTICRYSTALLINE INGOTS
In order to produce multicrystalline ingots, high-purity silicon is first loaded into a square quartz crucible and melted. Thereafter, the crystallization starts from the bottom of the crucible and proceeds toward the top as it is gradually cooled (directional solidification) under strict temperature and atmosphere control.

CRYSTALLIZATION OF FLOAT-ZONE INGOTS A high-purity alternative to the Czochralski process. A radio frequency (RF) field is used to produce a local melted zone on the polycrystalline rod, without the liquid being in contact with anything except silicon. The rod is moved relative to the RF field so that the molten (float) zone is moved across the rod. A seed crystal is used at one end in order to start the growth. This molten zone carries the impurities away with it, reducing impurity concentration.

dm^2 Square decimeters. A measurement typically used to quantify wafer production volumes.

EJ (EXAJOULE) Unit of energy, 10^18 joules, often used as unit of measure for world annual energy use.

ELECTRONIC GRADE SILICON (EG) Silicon with a purity of between 99.9999999 percent to 99.999999999 percent (9N to 11N purity).

FEED-IN TARIFF Price scheme where the owner of a (solar) power system receives a guaranteed, fixed price from electricity utility companies for the electricity fed into the grid

FLOAT ZONE SILICON High quality polysilicon prepared to provide the highest quality float zone ingots.

FLUIDIZED BED REACTOR (FBR) TECHNOLOGY
A technology for deposition of silicon from gas phase using a reactor where solid particles (silicon) are "floating" and growing in an upward gas flow (typically silane or trichloro-silane) inside a chamber.

GRID-CONNECTED SYSTEM Solar power system connected to the electric grid.

IEA International Energy Agency.

INGOT The silicon piece created when polysilicon is melted and crystallized in a furnace. Typical size for multicrystalline ingots are 680 x 680 mm with a weight of 250-300 kg. Monocrystalline ingots are cylindrical with typical diameters between 150 mm and 200 mm and a weight of 40-60 kg.

kW Kilowatt. Unit of power (1 000 watts).

kWh Kilowatt-hours. A unit of energy equal to that produced or consumed by one kilowatt in one hour.

MONOCRYSTALLINE SILICON Processed silicon where all the material consists of only one crystal.

MULTICRYSTALLINE SILICON Processed silicon where the material consists of several small (typically 1-20 mm diameter) crystal grains.

OFF GRID SYSTEM Solar power system not connected to the electric grid. Normally used in areas where grid-connected electricity is unavailable or available only at a high cost.

PHOTON INTERNATIONAL International industry publication covering the PV industry. Published in Germany.

POLYSILICON Highly purified silicon used in the electronic and solar industry.

PHOTOVOLTAIC (PV) EFFECT The generation of electricity when sunlight falls near the boundary between two different substances (e.g. two differently doped semiconductors).

RENEWABLE ENERGY WORLD International industry publication covering the global PV industry and other renewable energy industries.

SIEMENS REACTOR Conventional reactor used for deposition of silane or trichlorosilane on long silicon rods. Used by most manufacturers of polysilicon.

SILANE A compound gas consisting of hydrogen and silicon. An intermediate stage in the production of polysilicon.

SILICON The second most abundant element (after oxygen) in the earth's crust. The raw material for production of solar grade silicon as well as electronic grade silicon.

SILICON WAFER A thin slice of crystalline silicon used as the key component in a solar cell.

SLURRY Cutting fluid used when sawing silicon blocks into wafers. Consists of silicon carbide and polyethylene glycol.

SOLARBUZZ An international solar energy market research and consulting company.

SOLAR CELL Semiconductor device that creates electricity when exposed to sunlight. Normally made from silicon wafers.

SOLAR GRADE SILICON (SOG) Silicon with 99.9999 percent to 99.999999 percent purity. (6N to 8N -purity).

SOLAR ENERGY Refers to electricity or heat energy made from solar radiation.

SOLAR MODULE Interconnected solar cells encapsulated and protected behind transparent materials that protect against humidity, air and mechanical damage. Normally, solar modules are made with a glass front, a polymer backsheet and aluminum frame.

THIN-FILM Photovoltaic technology where the generation of solar energy takes place in a thin film of semiconductor material, normally deposited as several layers on glass. Conventional solar modules are made with wafers as the semiconductor material.

WIRE SAWING The process where crystallized silicon blocks are cut into thin wafers using a saw with a web of thin metal wires and a cutting agent, e.g. slurry.

Wp (Watt peak) Power from solar cells is normally measured in watts when the solar cell is exposed to a standard sunlight irradiation (1 000 W/sqm), typical during the peak time of a summer day.

MW/MWp (Mega Watt peak or Million Watt peak). Unit of power. Used as output measurement in the PV industry describing the effect produced by the solar cells under standardized high insulation conditions.

µm Micrometer (micron) 10-6 m. Measurement unit typically used when describing the thickness of wafers. There are 1000 micrometers in a millimeter, and a hair is typically 60 micron thick

KEY FIGURES

COMPANY DESCRIPTION

(NOK million)	[illegible]	2006	2005	2004
Revenues	6 642	4 334	2 454	1 270
EBITDA	3 172	1 965	830	141
EBITDA margin	48%	45%	34%	11%
EBIT	2 588	1 574	601	40
EBIT margin	39%	36%	25%	3%
Net financial items	610	34	78	54
Profit/loss before tax and effect of convertible loans	1977	1 540	523	14
Fair value/foreign exchange effect of convertible loans	0	796	493	6
Profit/loss before tax	1977	744	30	8
Earnings per share, basic and diluted, in NOK	2.70	1.03	0.01	0.02
Employees	1795	1 385	1 101	657

53% revenue growth

Renewable Energy Corporation ASA (REC) is a significant player in the international solar energy industry. Our business is carried out in three divisions, with activities across the photovoltaic (PV) value chain.

REC GROUP

(NOK million)	[illegible]	2006	2005	2004
Revenues	2 496	2 127	1 018	339
EBITDA	1 347	1063	413	26
EBITDA margin	54%	50%	41%	8%
Employees	621	480	480	175

31% share of gross revenue



REC Silicon produces solar grade polysilicon for the PV industry and electronic grade polysilicon and silane gas for the electronics industry at two facilities in the USA. REC Silicon is a global leader in the production of polysilicon for the PV industry and the world's largest producer of silane gas.

REC SILICON

(NOK million)	[illegible]	2006	2005	2004
Revenues	4 360	2 455	1 596	884
EBITDA	1 813	825	417	149
EBITDA margin	42%	34%	26%	17%
Employees	672	596	410	316

55% share of gross revenue



REC Wafer produces multi crystalline wafers for the solar cell industry at two production sites in Norway, as well as monocrystalline wafers at a separate plant in Norway. REC Wafer is the world's largest producer of multi crystalline wafers.

REC WAFER

(NOK million)	[illegible]	2006	2005	2004
Revenues	1 116	873	404	214
EBITDA	171	195	86	9
EBITDA margin	15%	22%	21%	4%
Employees	456	273	211	153

14% share of gross revenue



REC Solar produces solar cells at its plant in Norway and solar modules at its facility in Sweden, using state of the art production technologies. REC Solar is rapidly expanding its production of cells and modules.

REC SOLAR

MEETING THE CHALLENGE



AN INTEGRATED SOLAR ENERGY COMPANY

WE ARE DELIVERING ON OUR COMMITMENT TO ADDING CAPACITY WHILE MAINTAINING PROFITABLE GROWTH ACROSS THE VALUE CHAIN – EXECUTING A STRATEGY THAT WILL TAKE THE GROUP AND THE INDUSTRY TO THE NEXT LEVEL.

The challenge is solar viability. Every day, we are in pursuit of the technologies, processes, products and production levels that enhance solar competitiveness. This means cutting-edge technology backed by intensive R&D to pioneer advances. It also means combining these advances with state-of-the-art facilities, [illegible] profitable growth and [illegible]

"Two thousand scientists...in the most elaborate, well organized scientific collaboration in the history of humankind, have produced long-since a consensus that we will face a string of terrible catastrophes unless we act to prepare ourselves and deal with the underlying causes of global warming."

Al Gore



Fossil fuel use is threatening the future of our planet and all life on it. Climate change has emerged as the number one priority for us all. According to a recent report from the world's leading authority on global warming, the average global temperature will be 2.0 degrees higher in 2050. And this is a conservative estimate, contingent upon a range of initiatives. Other estimates point toward 3 - 4 percent or even higher temperature increases. Rising temperatures are changing landscapes, eliminating wildlife and altering weather patterns. These and other impacts will become more severe if alternative sources of energy are not developed and commercialized.

Widespread understanding of the severity and urgency of the climate crisis has been achieved, with support for mitigating action growing every day. Individuals are seeking alternatives that reduce use of carbon-based energy. Governments across the globe are recognizing the need to put in motion initiatives to reduce our dependency on carbon-based energy forms. Many countries, including Norway, are collaborating with industry to stimulate the expansion of alternatives.

MORE THAN EVER BEFORE, THERE IS A NEED FOR **RENEWABLE SOURCES OF ENERGY THAT ARE SUSTAINABLE.**

"(This report) makes clear... that if we continue with 'business as usual', by 2030: world energy demand will be 50 percent higher than today with 80 percent of this for fossil fuels; the average oil price will remain over 60 dollars a barrel with most oil and gas coming from unstable regions..."

UK Prime Minister Gordon Brown quotes the IEA World Energy Outlook 2007

In addition to the compelling climate crisis, a number of other negative factors remain on the horizon with continued high levels of fossil fuel use. Recent record-high oil prices are also fueling increased global insecurity regarding this energy source. Energy security has also emerged as a risk factor, as many nations have a growing dependency upon oil sourced from countries and regions with questionable stability. There is also the uncertainty of adequate oil reserves to meet the growing global demand for energy - and for how long into the future such reserves can sustain us.


WASTE
INDUSTRY
UTILIZATION OF LAND AREA
POWER
AGRICULTURE
OTHER ENERGY-RELATED
BUILDINGS
TRANSPORT

In the IEA reference scenario mentioned in the quote above, which provides a baseline vision of how energy markets are likely to evolve without new government measures to alter underlying energy trends, global primary energy demand increases by 50 percent between now and 2030. At the same time, oil companies themselves express concerns over being able to meet this demand. Supply disruptions and increased volatility of energy prices would have dire consequences for economic development, particularly in emerging countries.

Energy accounts for 65 percent of the climate emissions. And the electricity industry alone accounts for one fourth of all emissions. SOURCE: STERN REPORT, OCTOBER 2006

MORE THAN EVER BEFORE, THERE IS A NEED FOR **NEW SOURCES OF ENERGY THAT ARE AFFORDABLE, PLENTIFUL AND SECURE.**

AP
RO
AC

REC provides competitive solar energy solutions to meet the need for clean energy. We generate value and advance the competitiveness of solar energy through innovative technology, operational excellence and industry-wide expertise.




COAL
OIL
NATURAL GAS
2500
2000
1500
1000
500
0
Source: IPCC
2030
2040
2050
2060
2070
2080
2090
P
H





REC GROUP



STRONG REVENUE AND EBIT GROWTH

Group revenues rose 53 percent to NOK 6.6 billion in 2007 from NOK 4.3 billion in 2006, reflecting strong market conditions. Due to continued revenue increases, EBIT rose 64 percent to NOK 2.6 billion for the full year 2007, from NOK 1.6 billion in 2006.

ESTABLISHMENT OF REC PROJECTS

Major expansions are taking place in every division. At year-end, REC was committed to expansion projects totaling about NOK 12 billion. Excluding REC's most ambitious commitment ever - a new world scale solar manufacturing complex in Singapore. In 2007, REC Projects was established -a unit responsible for development and execution of all expansion projects throughout the group. Integrating all project activities and resources into one unit gathers a critical mass of expertise and ensures complete oversight of all REC projects.

2010 COST ROADMAP ON SCHEDULE

In 2007, REC Silicon achieved cost reduction (in production) of about six percent. In REC Wafer, the cost level was in line with 2006. REC Solar, which is currently in the midst of a ramp-up, recorded a cost reduction in cells of seven percent and a cost reduction in modules of eight percent. New technology centers established in 2007 and the anticipated start-up of next-generation plants will secure further progress in cost reductions throughout the group.

ESTABLISHMENT OF PROJECT ORGANIZATION

REC Silicon established a project organization in Houston, Texas, to have a presence in one of the largest chemical, petrochemical, and engineering centers of the world. At present, the organization is composed of about 50 people. This resource enables REC to better manage and control future REC Silicon projects.

17 PERCENT INCREASE IN REVENUES

On the strength of higher production and higher prices, 2007 revenues for the division amounted to NOK 2.5 billion, representing a 17 percent increase from 2006.



NOK 4.8 BILLION POLYSILICON CONTRACT

REC Silicon entered into a long-term agreement for the supply of polysilicon to SUMCO TECHXIV Corporation, a subsidiary of the world's second largest electronic wafer producer. REC will deliver polysilicon to STC worth approximately NOK 4.8 billion. The agreement replaces one of the agreements taken over when REC acquired Advanced Silicon Materials LLC in 2005. Two-thirds of the contracted volume is on take-and-pay terms at predefined and increasing prices. Deliveries started in 2007 and will continue until 2013.

REC SILICON



FURTHER POLYSILICON EXPANSIONS

To fuel further growth, REC decided to invest USD 485 million in new production capacity that should add approximately 9 000 MT of silane gas and up to 6 000 MT of polysilicon from the start of 2010. The resultant increased throughput and reduced energy consumption are expected to lower the unit cost.



0152


REC
WAFER





NOK 14.4 BILLION IN WAFER CONTRACTS SIGNED

REC Wafer entered into three long-term multicrystalline wafer sales contracts. Under the agreement with Moser Baer Photo Voltaic Ltd., REC Wafer will deliver wafers worth about NOK 5.1 billion over the next eight years. To Photovoltech, REC Wafer will deliver wafers worth about NOK 5.3 billion until 2015. REC will deliver wafers worth about NOK 4 billion to Solland Solar Cells BV until 2015. All three of the contracts are take-and-pay contracts with pre-determined prices and volumes for the entire contract period.

78 PERCENT RISE IN REVENUES

For the full year 2007, REC Wafer reported revenues of NOK 4.4 billion. This was an increase of 78 percent from NOK 2.5 billion in 2006. The year-on-year increase reflects higher production and a price increase of approximately 10 percent in 2007.

SIGNIFICANTLY EXPANDING MONOCRYSTALLINE CAPACITY

REC will invest NOK 1.35 billion to increase monocrystalline wafer production capacity at the existing plant in Glomfjord, Norway, from approximately 35 MW to more than 300 MW by 2010. With this expansion, REC will become a fully integrated, significant producer of monocrystalline wafers.

RAMP-UP OF NEW CELL AND MODULE LINES

Ramp-up of the first of two new cell production lines in Narvik proceeded during 2007. The ramp-up of the second new production line is expected to commence in the second quarter of 2008. Introduction of this new capacity is expected to more than triple the production of solar cells to 145 MW in 2008.

ADDING 50 MW MODULE CAPACITY IN GLAVA

REC has decided to increase module production in Glava by an additional 50 MW, bringing the total capacity up to 150 MW. In addition to positive impacts on direct labor cost and general overhead costs, economies of scale will be improved as REC Solar achieves the position of Europe's second largest module producer. Ramp-up of this new capacity is expected to start Q2 2008.


REC
SOLAR





28 PERCENT RISE IN REVENUES

Revenues for 2007 increased by 28 percent to NOK 1.1 billion, up from NOK 873 million in 2006. Revenues were lifted primarily by higher production volumes and higher sales.

THE WAY FORWARD



There are two powerful drivers of the solar energy industry's development that are exerting unprecedented influence -the climate change crisis and the general development of energy prices and demand. Both of these issues are fueling intensifying interest and support for solar energy. Because our climate is the single most important issue on the global agenda and affordable access to energy is essential to every economy, the most vital question is: How will people all over the world supply their rapidly increasing needs for "green" energy?

We see the unquestionable ability of the sun to provide an answer to that question -the sun provides far more energy than our current needs and represents one of the most environmentally friendly energy sources available today. The sunny parts of the world are also among the most populated. Unlike most energy sources, solar is decentralized, requiring less distribution and thereby having lower distribution losses. It can be linked to an electricity grid or work as a stand-alone system serving one family, typically in a remote rural area. Clearly, solar is a compelling alternative energy source. But the price of solar energy is a decisive element the industry must focus on driving to lower levels, if PV solar is to reach its greatest potential.

REC is on a journey to overcome industry challenges and advance solar energy. Our goal is to make the PV equation work, to achieve grid parity -bringing the price of PV energy down to the level of prices of energy from traditional sources within the next few years. It is clear that there are numerous obstacles to be faced in this young industry in order to reach that goal -employing technology in order to achieve greater product and cost efficiencies is the key.

The REC technology roadmap is a strategic commitment to the crucial objective of cost reduction. REC aims to almost halve production costs of world class manufacturing from 2005 by the end of 2010 by introducing FBR feedstock, using thinner wafers and wire, improved wafer quality, and introducing new cell and module technologies. Since innovation is the ultimate driver of this industry, we are extending our focus on technology development, increasing our efforts in R&D by more than 60 percent per year from 2007 to 2010. This means we are devoting more funding and more staff in more locations to finding and developing the breakthroughs and advancements. These efforts, combined with continuous manufacturing improvements and our ongoing expansions, should enable us to deliver the necessary cost reductions. The 2010 cost roadmap is on schedule, with some time pressure on cell technology development.

Our commitment to continuous growth is as strong as ever. REC is currently executing on significant expansion projects across all businesses, including two new polysilicon plants, four new wafer expansions, as well as new capacities in cells and modules. In all, we are currently committed to about NOK12 billion in expansion projects, while we simultaneously prepare for further expansions at our newly-selected site in Singapore. These expansions represent a major investment of human and financial resources -an investment that is essential. We continuously grow in order to deliver economies of scale and to build our position as a leading industry player.

Such growth makes sizeable demands financially and operationally, and REC is intent upon delivering not just growth, but profitable growth. Building new facilities and the organizational capacity required to operate them necessitates major expenditures far ahead of the ramp-up and active production of such facilities. Increased activity and spending levels in preparation for current and further expansions means that cost levels related to these activities may be expected to rise in the coming period. As the organization continues to rapidly develop, we will realize profitable growth through organizational effectiveness, well-conducted planning, project execution and operation.

Such strong growth also places organizational development, organizational performance and unity in even greater focus. In order to successfully manage these issues, we pay attention to key areas such as safety, organizational effectiveness, leadership quality and living our values. This means that we place strong emphasis on accident prevention through procedures and training, work to enhance goal and result-orientation at all levels, develop pools of expertise and actively pursue the cultural integration of new employees.

In the past year, hundreds of people have joined this company and hundreds more will come in 2008. In order to remain true to



our ambitions and identity, a shared platform of beliefs and commitment to a particular way of working is crucial. Our core values truly guide us in our quest: Responsibility - Enthusiasm - Commitment - Innovation - Drive. These core values unite everyone across the group and secure the foundation that REC continues to build upon. A values-led, innovation-driven organization employing state-of-the-art production principles is a necessity in order to develop and deliver the benefits of advancements in PV technology.

Despite the formidable challenges, solar energy is moving closer to grid parity. In some areas of California and Japan, solar energy has already become a viable option. And many more markets will be in the target zone as several important factors begin to favor the use of this important energy source. However, until then, governmental support programs that stimulate innovation and demand are crucial. Several organizations, as well as politicians, are pushing for increased use of renewable energy sources. Governments across the globe need to set in motion initiatives to reduce our dependency on carbon-based energy forms and work closely with industry to stimulate the viability of alternatives.

In developing leading PV solutions, expanding rapidly and optimizing market orientation, REC is constantly engaged in positioning itself to take advantage of the strong opportunity renewables have to gain market share as an energy source and provide a real-world solution to very real dilemmas.


REC
REC

PV ENERGY MARKET 2007

As concerns about climate and energy supply issues escalated, support for PV expanded to new countries in 2007. Incentive programs and other measures, notably in Spain, drove strong market growth and continued to pave the way toward transition from subsidized to self-sustaining grid-connected PV. Though production volumes rose during the year, polysilicon supply issues continued to restrict industry growth.



62%

GROWTH IN WORLD PV ENERGY MARKET

The market for photovoltaic (PV) energy continues to rapidly expand. In 2007, the world PV market grew 62 percent year-on-year to 2.83 GW. The 2006 growth rate was 19 percent. Over the last five years, annual growth has averaged over 47 percent and cumulative PV installations rose to 9.8 GW in 2007. Four countries represented 86 percent of global PV demand in 2007, with Germany in the lead -accounting for 47 percent.

Interest in and investment in renewable energy sources have been accelerated by two major trends: increasing concerns regarding the use of fossil fuels linked to the escalating climate crisis, and the need for additional energy sources as global demand for energy increases. Governments around the world are following these developments closely and are taking measures to support investments in and use of renewable energy. Incentives have been and remain a vital contributor to the continued growth of PV installations. National government incentive programs, such as feed-in tariffs for PV installations, have been crucial in boosting industry growth, simply because the cost of PV generally has been above the cost of more conventional energy sources. There is a definite need for predictable, long-term programs and policies also going forward (even if economic incentives are significantly reduced over time) to support the necessary investments in robust and scalable market channels. Clearly, the PV industry needs to deliver its part; future development of pricing of PV products and solutions, and the cost of the incentive programs will affect governmental willingness to continue/expand their support.

2007 brought the further expansion and development of PV-friendly policies -and several new countries moved to stimulate their own renewable energy markets. This expansion helps secure the future of the industry by reducing country risk. Most market analysts are of the opinion that the market was somewhat supply limited throughout 2007, however, there should be significant capacity increases in the years to come that should ease this situation. A more balanced market with respect to supply/demand will increase the focus on the competition between the various technology platforms, so more emphasis will be put on the advantages and disadvantages of the various technology platforms in different applications. This means a trend toward generally more commercially-driven markets for PV in the coming years.

While the first quarter of the year got off to a nervous start, short-term price reductions lifted the market and global growth again quickly became limited by upstream supply. Though polysilicon volumes increased significantly, downstream capacity utilization was curtailed by a shortfall. 2008 is still expected to be tight and the market size will continue to be defined by the supply side. The volume of silicon available for PV use rose 50 percent in 2007 to an equivalent of 3 036 MW of crystalline silicon solar cells (2 962 MW of newly produced polysilicon and 74 MW of incremental silicon supplies). Average wafering capacity rose 73 percent to 4 605 MW, average cell capacity grew 59 percent to 4 995 MW and average module capacity increased 52 percent to 4 849 MW. Total crystalline silicon cell production rose 50 percent to 3 036 MW, while thin film PV production more than doubled to 400 MW. The global on-grid segment rose 69 percent to 2 607 MW. In comparison, the 2006 growth rate was 22 percent. Rapid growth in European markets and continued market expansion of the segment in the US and Korea were responsible for the substantial growth seen in 2007. Off-grid growth, trailed significantly behind, registering just an 11 percent increase to 219 MW.

482%

INCREASE IN SPAIN

MARKET FOCUS

Germany

During 2007, Germany maintained its position as the world's largest PV market, with the total market reaching 1 328 MW. Year-on-year growth was 37 percent, compared to a moderate 16 percent in 2006. The market growth was primarily driven by a moderate reduction in prices. Price reduction was seen particularly in the second quarter, which resulted in wholesalers experiencing strong demand for the remainder of the year. The agricultural sector made a notable recovery, due to falling system prices and project profitability returning to acceptable levels. Expectations of lower feed-in tariffs in 2009 may also have lifted activity in 2007.

PV market growth in Germany since 2004 has primarily been driven by the economic return from PV installations. The country's Renewable Energy Resources Act (EEG) defined the framework for a feed-in tariff system and in 2004 new tariffs for PV systems became effective. Many German banks offer soft loans for PV systems and a range of loan finance programs for PV systems are offered by the German Development Bank and others. The renting of roof space by companies and investors, who install PV systems and sell the electricity, is an increasingly popular option.

Thermal coal plants produced the largest proportion of the country's electricity -47 percent in total. Nuclear power stations and natural gas produced 22 percent and 12 percent, respectively. Consumption of electricity from renewables accounted for 14 percent in 2007. Germany plans to increase the share of electricity from renewable resources to 20 percent by 2020.

The recovery of the German economy continues, but at a slower rate than in 2006 -with gross domestic product (GDP) rising 2.5 percent in 2007, compared to 2.9 percent the previous year.

Spain

By the end of 2007, Spain surpassed the USA and Japan to claim its current position as the world's second-largest market, having mounted a number of projects that are impressive in terms of both size and scale. Making a 482 percent increase to 640 MW, Spain far outpaced the rest of Europe, which registered a 140 percent rise to 179 MW.

The explosive increase was sparked by high feed-in tariffs. Combined with excellent insolation conditions, this more than compensated for somewhat high bureaucratic hurdles and attracted a number of both domestic and foreign PV companies. The market was in 2007 dominated by large, ground-mounted systems (solar farms), primarily due to very favorable feed-in tariffs. This translates directly into high investment returns for such systems. Investment in commercial rooftop systems is, however, expected to rise. Another factor that drove growth was the availability of equity funding for large PV plants, creating an attractive environment for investors, including a number of experienced German entrants.

In September 2007, the market size reached 85 percent of the then 2010 target. Consequently, a transition period of twelve months was initiated. During this transition period, which ends in September 2008, all systems that are connected to the grid and have received final authorization will receive the current feed-in tariff. Since there can be several months delay between connection and final authorization, most project developers are aiming for completion of installation in the first half of 2008. The level of feed-in tariff in the new scheme to follow the current one has not yet been decided.

Industrialization has rapidly boosted Spain's energy demand, growing by 2.8 percent in 2007. Coal comprises the largest percentage of net electricity production in Spain -over 50 percent. Nuclear power produced about 19 percent. Wind energy accounted for 10 percent. Spain anticipates 30 percent of its electricity consumption being met by renewables by 2010. The Spanish economy continued its steady growth in 2007, its GDP rose 3.8 percent. An economic slowdown is predicted, but GDP growth is still expected to reach 3.3 percent in 2008.

World PV market size 2007 (MW)
PV installations


3000
2400
1800
1200
600
0
03
04
05
06
07
Source: Solarbuzz LLC 2008

Rest of Europe market (MW)


200
150
100
50
0
03
04
05
06
07
Source: Solarbuzz LLC 2008

Rest of world market (MW)


250
200
150
100
50
0
03
04
05
06
07
Source: Solarbuzz LLC 2008

United States market (MW)


250
200
150
100
50
0
03
04
05
06
07
Source: Solarbuzz LLC 2008

Japan

The only major market registering a decline for the year, growth in Japan fell back sharply during 2007 to below its 2004 level. This market dropped to 230 MW from 300 MW in 2006. An increase in the systems price in the residential market combined with a lack of incentives led to a major fall in this key segment. However, it is expected that when prices again start to come down this would again spark higher demand in Japan.

USA

57 percent growth over 2006 put the USA on par with Japan in terms of 2007 market size. California's share of the total USA on-grid market was 57 percent in 2007, down from 62 percent in 2006. Colorado and Nevada were driven by Renewable Portfolio Standards (RPS). The on-grid residential market grew modestly in 2007 and increased its market share from 27 percent to 30 percent. The on-grid commercial segments reduced its market share from 48 percent to 41 percent. A major increase came in the on-grid utility segment, increasing its market share from 4 percent to 14 percent. Grid-connected systems now account for 86 percent of the USA market. The prevailing attractive Investment Tax Credit (ITC) terms have not been extended beyond the end of 2008. So to a large extent, the USA market continues to be dependent on state-based initiatives such as rebate systems, tax credits and RPS.

OTHER KEY MARKETS

Italy (90 MW)

This market has seen a significant growth in installations up to 1 MW, driven mostly by an attractive feed-in tariff system introduced early in 2007. Though the funding mechanism is now simplified, regional legislation etc. still hinders project developers.

France (50 MW)

This market has a feed-in tariff that favors building integrated solutions. Despite the structure of the feed-in tariff, there is an increasing interest for ground-mounted and rooftop installations in France, partly based on thin-film.

South Korea (50 MW)

An attractive feed-in tariff for commercial and utility PV systems has fuelled market growth. In 2007, close to 30 MW was installed under this program. The cap of the program is 100 MW, and by the end of 2007 accumulated installed volume was 40 MW. Discussions regarding the removal of the cap combined with a reduction in the feed-in tariff are taking place.

India (30 MW)

A large portion of India's PV market is linked to various rural electrification schemes. A recently announced feed-in tariff may increase the focus on larger scale power plant projects. The ambition is to add 50 MW of grid-connected PV by the end of 2008 and 500 MW by 2013.

Over the next few years, the PV market will transition from being primarily driven by incentive systems to being increasingly driven by commercial factors. This means flexibility and strict attention to trends among segments and customers is increasingly essential across the industry. It is challenging to predict the market development due to a level of uncertainty both on the supply side (in the short-to-medium term, primarily capacity expansions in the polysilicon part of the value chain) and the demand side (in the short-to-medium term, primarily incentive-driven). But supply will most likely exceed subsidized demand in 2010-2012, which will require part of the volume to be placed on the market at grid parity pricing. In any case, the development of scalable and robust market channels in an increasing number of markets will be a challenge, whether the markets are driven by incentive systems or by commercial factors.

There are a number of analyses and prognoses that present varying specific scenarios for the future development of the PV market. Despite different perspectives on specific growth rates in any given period, they are all positive and communicate expectations of continued significant growth in demand for PV products.

Germany PV market (MW)


1500
1200
900
600
300
0
03
04
05
06
07

Source: Solarbuzz LLC 2008

Japan PV market (MW)


300
200
100
0
03
04
05
06
07

Source: Solarbuzz LLC 2008

Spain PV market (MW)


650
520
390
260
130
0
06
07

Source: Solarbuzz LLC 2008

Industry production (GW)*


25
20
15
10
5
0
05
06
07
08
09
10
11

*Assuming 1200 sun hours on average

Source: PHOTON Consulting, Solar Annual 2007

CHALLENGE: Solar energy must become completely competitive with other energy sources in sun-rich markets around the globe. The technological evolution of the industry must continue at a high pace. Capacity upstream and downstream must also continue a high rate of expansion to meet increasing product demand.



APPROACH: Intensify investments in R&D to create the technological advances that lead to lower unit costs. Expand sales and operations into new markets in sun-rich regions. Continuously strengthen the organizational platform to support aggressive, profitable growth.



Corporate goals

- Cost reduction
- Profitable growth
- Technological advances
- Market and customer focus
- Organizational development

The REC Group is a global player in the photovoltaic solar energy industry, with a broad presence across the value chain. REC is the world's largest producer of silane gas, and silicon and wafers for solar applications, and is also a significant producer of solar cells and modules.

REC's business activities are organized in three divisions: REC Silicon, REC Wafer and REC Solar. REC Silicon produces silicon materials mainly for the PV industry, but also for a limited number of electronics customers. REC Wafer produces multi- and monocrystalline wafers for the PV industry, while REC Solar produces solar cells and modules.

REC Group headquarters is in Oslo, Norway. REC Silicon's facilities are located in Montana and Washington state, USA. REC Wafer's facilities are located in Norway, while the facilities of REC Solar are located in Norway and Sweden, with a smaller operation in South Africa.

COST REDUCTIONS -THE KEY TO PV VIABILITY

Making PV solar achieve viability -grid parity with other energy sources- is the focus of the REC Group. It is REC's vision to be the world's leading provider of cost-competitive solar energy solutions. The only way to realize this vision is through rapid cost reductions across the value chain. Technological advances are the key, delivering the improvements in products and processes that lead to cost reductions.

REC is largely on track with its 2010 cost roadmap, which is designed to almost halve costs-per-watt of its best plants compared to what the company regarded as world class manufacturing in 2005. For REC, this means more than 50 percent cost reduction at its best plant compared with 2005. Certain elements of the cost roadmap are gradually phased in through continuous improvements, such as thinner wafers and thinner sawing wire, in addition to the cost benefits of scaling up operations. Other parts of the cost improvements will materialize as more cost-efficient technologies are introduced in new expansion projects coming on stream over the next few years, like the fluidized bed reactor (FBR) silicon process, new crystallization technology for wafer manufacturing, and new cell technology for higher efficiency cells.

FURTHER COST EFFICIENCIES TO BE REALIZED AS NEW EXPANSION PROJECTS COME ONSTREAM



To ensure the roadmap targets are met, REC is further intensifying its R&D efforts. Due to significant investments in technology centers and new technology developments, R&D expenses will increase significantly going forward. In 2008, R&D expenses are expected to more than double to over NOK 300 million.

Another important contributor to progress in this quest is REC's commitment to lean manufacturing principles throughout the organization. REC facilities lead the industry in efficient industrialization, with large-scale production and a high level of automation. The majority of equipment used is proprietary or developed according to customized specifications.

INVESTING IN THE FUTURE OF SOLAR

Ambitious expansions are a key element of REC strategy. Adding crucial capacity, creating economies of scale, implementing improvements and positioning for better access to attractive markets are necessary to ensure a robust platform for the Group's activities. Growth continues at REC, with major expansion projects underway in every division. Among the projects greenlighted during 2007: REC will invest in new production capacity that should generate approximately 9 000 MT of silane gas and 6 000 MT of polysilicon from the start of 2010; monocrystalline wafer production capacity at the existing wafer plant in Glomfjord, Norway, will rise from approximately 35 MW to more than 300 MW by 2010; REC will also increase module production in Glava by 50 MW, bringing the total capacity up to 150 MW.

2007 also saw REC make its most ambitious expansion commitment ever -an integrated solar manufacturing complex in Singapore. The manufacturing complex will be developed in stages, incorporating wafer, cell and module production facilities and will have the potential to become the world's largest complex of its kind. Fully developed, the manufacturing complex could hold a production capacity of up to 1.5 GW.

In addition to wafer, cell and module production, the manufacturing complex will incorporate infrastructure and support facilities, as well as an on-site supplier park. Sufficient space has also been reserved for future R&D activities and possible manufacturing facilities based on potential new technologies. For REC, the project represents the ideal balance between financial return, risks and future opportunities.

With so many expansion activities under simultaneous development, the need for centralized oversight and control is evident. In 2007, REC Projects was established -a corporate-level unit responsible for development and execution of all expansion


SWL 5 TONN

projects throughout the group. Integrating all project activities and resources into one unit gathers a critical mass of expertise and gives complete oversight of all REC projects.

Such strong growth will entail a significant increase in expansion costs for 2008. These costs are primarily related to recruitment, training and personnel cost of the new workforce that is expected to run new production facilities, but could also include other cost elements. Expansion cost for 2008 has been estimated to approximately NOK 200 million in REC Silicon, approximately NOK 200 million in REC Wafer, approximately NOK 50 million in REC Solar and approximately NOK 50 million in REC ASA. The total expansion cost estimate of approximately 500 million compares to expansion costs of NOK 153 million in 2007.

Many new employees will join REC as part of new expansion projects. Overall, the REC Group expects to increase the number of employees by more than 50 percent to around 2 700 during 2008 and by an annual average of almost 30 percent to more than 6 000 people over the next five years. This strong growth means that organizational development remains a key focus area for REC management in the years to come, in addition to the overriding goals of profitable growth and continued cost reductions.

CUSTOMER AND MARKET-CENTRIC

Going forward, the market will shift from being supply-driven to one where successful PV companies must even more closely align themselves with the evolving demands of customers. The ability to anticipate and adapt to changes in the market, and serve important new segments is vital. To do this, emphasis must be placed on gaining insight into the plans, activities and challenges of our customers.

During 2007, long-term contracts were signed in all divisions. While long-term contracts secure revenues and profitability, they also represent deep mutual cooperation in technology development programs. By working closely together, REC and its customers are better able to realize improvements. Structured, ongoing cooperation accelerates the successful development of REC and that of its customers. An important part of strengthening our relationships with customers is providing them with a point of contact in close proximity, particularly downstream. The REC Solar division opened offices in Germany and Spain during 2007, as part of an effort to better serve customers and more firmly establish a presence in important markets. REC is evaluating the potential for further satellite offices and has already initiated development of these in certain strategic markets. Partnerships in specific local markets are also being sought.

To enhance competitiveness, REC is investigating what business structures and integration models make the PV equation work, particularly in the downstream marketplace. REC is exploring various ways of building robust and profitable market channels that can support increasing downstream activities.

We are also continuously evaluating the mix of products and the demands of the marketplace. When a significant opportunity is identified and deemed advantageous, REC has the agility to act - an essential in a fast-moving market. An example of this is the expansion of REC's monocrystalline capacity. To take advantage of the increased focus on high-efficiency cells within both mono and multicrystalline technologies, REC will increase the monocrystalline wafer production capacity at the existing plant in Glomfjord, Norway, from approximately 35 MW to more than 300 MW by 2010. The expansion will better-position REC and will make REC a fully-integrated manufacturer of monocrystalline wafers.

TECHNOLOGY ROADMAP

REC aims to almost halve production costs by 2010 from world class manufacturing 2005 through:

- FBR technology
- Thinner wafers and wire
- Improved ingot and wafer quality
- New cell technology
- New module technology
- Continuous manufacturing and productivity

Note: The cost roadmap includes direct and indirect manufacturing costs in best plant

REC 2010 COST ROADMAP


(in %)
100
80
60
40
20
0
World Class 2005
REC 2010 Ambition
Module
Cell
Wafer
Polysilicon

STATUS 2007

- REC Silicon achieved cost reduction (in production) of about six percent
- In REC Wafer the cost level was roughly in line with 2006, as the division achieved full benefit of the latest production capacity only towards the end of the year
- REC Solar recorded a cost reduction in cells and modules of seven and eight percent, respectively
- The establishment of three new technology centers began in 2007, to ensure continued cost-reductions going forward

REC
PEOPLE



0164

REC people have a shared commitment to the future of solar energy. Inspired by our values and united in our efforts, we have taken on the task of building an organization that will meet the challenges of our industry.



From left:
Eivind Garshol
Vice President HR,
REC Wafer
Dean Martinez
Director of Administration,
REC Silicon
Eileen Aspehaug
HR Specialist,
REC ASA
Morten Kristiansen
Vice President HR,
REC Solar

PEOPLE MAKING A DIFFERENCE

REC is a fast-growing, dynamic company in the PV industry. PV is an important and particularly promising segment that is making increasing contributions to the global supply of renewable energy sources. Climate change concerns and steadily rising prices for energy from conventional sources underline the urgency of the need for viable alternatives to fossil fuels

Increasing capacity and production is necessary due to the increasing worldwide demand for solar products. REC is committed to a strategy of aggressive growth. With capacity-adding plans already underway in each division, we launched expansion plans with estimated costs of about NOK 12 billion in 2007. The plans include a new integrated solar manufacturing complex in Singapore that has the potential to become the world's largest complex of its kind. Establishing operations in Singapore will further internationalize the REC Group and create new opportunities for thousands of people. This means that we have a lot to look forward to, but it also means that a strong, structured approach to issues like recruitment and training is essential to the success of the company and our employees. A cohesive corporate culture, with everyone working toward a common goal is vital.

REC people are making careers out of shaping and building an industry they believe in. They are inspired by the high level of professional challenge combined with the opportunity to contribute to creating positive change in a world that needs renewable energy. This means that our mission serves as a strong motivating factor for everyone who works at REC.

SMART ENERGY
FOR A
CLEANER FUTURE

RESPONSIBILITY
ENTHUSIASM
COMMITMENT
INNOVATION
DRIVE

A SHARED PLATFORM

To enable us to carry out this mission, we have a shared platform consisting of a common set of core values that guide our efforts.

A VISION TO STRIVE FOR:

THE WORLD'S LEADING PROVIDER OF HIGHLY-COMPETITIVE SOLAR ENERGY SOLUTIONS

The pursuit of this image of success motivates people at REC to work together. It is consistent with our values and challenges us on a daily basis to make a vital collective contribution to taking solar forward.

Solar energy's future depends upon its ability to become completely competitive with other energy sources. Our vision is to consistently be the best at delivering the solutions that make solar energy an attractive and viable alternative. Technological

DRIVE

We have a pioneering mindset and proactively seek new opportunities. With the competitiveness of solar as our inspiring target, we boldly attack new challenges. We work in a dynamic, decisive and intensive manner to achieve our ambitious goals.

PEOPLE

At REC, it's the people who make the difference. People who are determined to succeed not only in their careers, but in assisting in the rise of an industry and in making the world a cleaner, healthier place. People joining this company enter an environment where ideas are valued, support is a constant and challenges abound.

We are dedicated to providing a fair and inclusive workplace that embraces all of our people's unique abilities. REC is steadily becoming a more global company. Our expansion plans in Singapore will take us farther in this process. Embracing and encouraging diversity is a competitive advantage -enhancing the mix of talent and ideas, our ability to understand local markets and cultures, and the opportunity for personal growth for our employees.

Together, REC people are shaping the future of solar energy.

WORKPLACE

Many functions and facilities throughout the REC Group require the use of volatile chemicals and compounds, so providing a safe workplace is a top priority. We place extremely high emphasis on process safety management, as well as on personal safety. Strict safety routines and measures are in place to reduce at-risk behaviors and resultant injuries at all facilities, with no exceptions. Training that fosters prevention is a key element of our safety policy.

Concentrating on developing lower cost and larger scale technology, REC has been the first to introduce several new processes and products into the PV value chain. A key element in making these achievements possible has been world class R&D combined with state-of-the-art production facilities. Working at REC means having an inspiring workplace where leading in technology and maintaining a tight focus on delivery are basic cornerstones.

COMMUNITY

REC people care about the world around them. Our employees are determined to contribute positively to the communities they live and work in and beyond. REC believes that assisting our employees in doing that is part of being a responsible and attractive employer. Being able to act in line with personal values in the working environment strengthens the connection employees have to our organization. It is REC's charitable giving policy to support a variety of worthy activities rather than concentrating on a select group of recipients. It is also RECs policy to prioritize activities employees personally express a strong interest in.

During 2007, REC donated financial and/or other support to several local sports organizations, local festivals/events, the Narvik Mountain Hiking Organization, traffic safety measures for children, educational assistance in physics and other charitable activities.

RESPONSIBILITY

We are committed to providing smart energy for a cleaner future. People shall always find that we are professional, reliable and honest, and put safety first. We exercise the discipline that is necessary to deliver on our promises.

ENTHUSIASM

We have a positive approach that supports rapid growth. Excitement and optimism characterize our way of working, and energize us to deliver great performance. We are strongly engaged in and proud of our business.

COMMITMENT

We have a strong feeling of ownership and are dedicated to accomplishing our mission and vision. We are determined to reduce cost and pursue and realize growth opportunities. We recognize that quality in everything we do and customer satisfaction are critical to our long-term success.

INNOVATION

We envision a future with unlimited opportunities. With open-mindedness, imagination and curiosity as the basis, we continuously explore new ideas, identify and create smarter solutions and develop ways to improve our processes.

innovation is the key to achieving the necessary advances, and we are dependent upon the ingenuity and drive of very talented people who share this vision. The determination to be the best, to find new answers, to improve upon improvement after improvement are examples of the kind of day-to-day ambition among REC employees that leads us closer to our vision.

LEADING THE WAY

Given the rapid pace of development and the level of our ambitions, it is correct to say that REC is a demanding environment. A steady stream of progress and change is exciting, but it also requires considerable flexibility and fortitude on the part of employees across the organization. So the right tools and solid support are crucial. Leaders at every level in REC are expected act as a valuable resource, leading by example and challenging themselves and others to succeed. The encouragement of ideas and creativity is essential to our progress, and is one of the most important functions of leaders at REC. Leaders play a key role in fostering a healthy corporate culture, building team spirit and enabling others to make the best contribution possible.

1795

EMPLOYEES AS PER 31 DECEMBER 2007

EMPLOYEE STATISTICS 2006, 2007

30 percent rise in number of employees in 2007

- Female employees: 20 percent
- Absence due to sickness: 4.5 percent


% of total employees
REC Wafer 37%
REC Solar 25%
REC ASA 4%
REC Silicon 34%

CHALLENGE: R&D must function as an active cornerstone, driving performance improvements and cost reductions in current and future plants, while simultaneously monitoring outside innovation, competing for vital talent and growing to match all the activities it supports.

RESEARCH & DEVELOPMENT



APPROACH: Maintain the drive of an entrepreneurial organization. Focus on cooperative research that contributes directly to delivery of large volumes of low-cost electricity. Strike the balance between cost-efficiency and quality that equals optimal product performance.



Corporate goals

- Cost reduction
- Profitable growth
- Technological advances
- Market and customer focus
- Organizational development

REC is focused on the development of progressively lower cost technologies for producing solar energy. Development work is ongoing at all levels of the organization; in the daily factory operations, in the technology development groups of each business unit, in the planning of expansion projects, in the specification and ordering of new production machines and in the corporate technology department. All projects focus on developments that ultimately promote the delivery of low-cost electricity in large volumes. At the operational level, the lowering of production cost, increase of product power output and enhancement of industrial scalability are the aim.

R&D activities at REC continue to expand at a high pace. The PV industry is a technology-driven commercial enterprise that is wholly dependent upon continuous technological advances that will enhance solar power's relevance as an energy source. So the goal of REC R&D is the goal of the company at large: Make solar energy viable. The target is grid parity, making PV equal or lower in price than grid power for homeowners and businesses. In 2005, REC developed its 2010 cost and technology roadmap and realized that grid parity would become feasible within the same time frame in multiple countries. The roadmap shows how the cost of solar modules can be reduced by nearly 50 percent in our best production plants in 2010, compared to what was regarded as world class manufacturing in 2005

The breadth and depth of R&D activities across the organization are considerable and demonstrate REC's commitment to improvements throughout the PV value chain. Among the R&D expansions currently underway is the establishment of technology centers at REC Wafer's Herøya facility, at REC headquarters in Oslo and at REC Silicon in Moses Lake. Together, these facilities will be able to deliver next-generation processes for the entire value chain, from silane gas to solar modules. They will also be continuously engaged in debottlenecking and improvement of production plants already in operation.

In 2007, the group's R&D activities delivered a broad range of advances, with progress in most areas under investigation.

THE NEW TECHNOLOGY CENTERS WILL DELIVER NEXT-GENERATION PROCESSES FOR THE ENTIRE VALUE CHAIN



Three of the most successful results that were delivered during the year, all of which are vital components of the 2010 cost roadmap:

- REC achieved significantly improved results with respect to sustainable run lengths and yields in our FBR pilot reactor as measured by silane conversion to granular silicon. This was accomplished by controlled testing of the behavior of fluidized bed particles while adjusting process control parameters. Run lengths doubled and yields rose by several percentages through these efforts. This will lead to better performance in the new silicon plants than anticipated when investment decisions were made.
- REC received the first positive results from its new crystallization technology for making higher quality ingots, which in turn was shown to generate higher cell efficiency. Further tests are ongoing and will be used as the basis for the start-up of the two new wafer plants at Herøya.
- Advances in using thinner wire and making thinner wafers that survive throughout cell and module processing were also made. These advances translate into reduction of the amount of

A MORE ENERGY-EFFICIENT SILICON PROCESS


SIEMENS
FBR

Today's Siemens process heats the silicon growing rods to about 500°C higher than the surrounding cooling walls and maintains this temperature difference for several days. From an energy efficiency perspective, this is comparable to replacing the door of the freezer with an extremely hot cooking plate and turning both appliances on maximum power.

The strength of the FBR process is the much more balanced temperature between the walls and the silicon growing beads. In 2007, REC research results led to raised yield and productivity estimates for the FBR process beyond what was anticipated when the investment decision was made in 2006.

IMPROVING INGOT QUALITY


INGOT DEFECTS
REDUCED DEFECTS

Improving ingot quality is a vital part of improving multicrystalline cell efficiency. In 2007, REC made a big step forward in reducing crystal defects in the ingot. The new crystallization technology will be implemented in the two new wafer plants currently being constructed at Herøya.

silicon used, leading to direct cost savings and increased wafer to module production capacity, given a certain amount of silicon available.

Looking forward, REC anticipates the largest contributions to the 2010 cost roadmap to come from the following areas in 2008:

- REC expects to see the new fluidized bed reactor begin production - with substantial power, capital and labor savings compared to all existing Siemens technologies. Furthermore, there is promising work being carried out with the aim of converting the powder that is a by-product of the FBR process into sellable silicon. The powder is hard to handle and easily absorbs impurities, but interim results are positive. If successful, the project will make REC Silicon able to produce more silicon than so far announced in the new FBR plants and at an even lower cost.
- REC expects further success in improving the new multi ingot quality towards mono quality. A new furnace came online at the end of 2007 and will undergo an extensive test program during the year, in addition to the other work related to improving the wafer's electrical quality that is currently underway.
- REC expects the first new in-house cell process to be qualified for mass production during 2008, and also expects to see large cost savings from the scale-up of cell and module manufacturing.

Exploring routes beyond those included in the 2010 cost roadmap, REC is amongst others seeking further development of its silicon technology, ways to make silicon wafers without kerf loss as well as technology for recycling of kerf loss. On the cell side, REC has derived a stepwise development path from the conventional process and cell design in 2007 until the very highest cell efficiency concepts at the end.

PV energy is a new and rapidly evolving field and REC believes it is important to have a flexible and investigative approach. In addition to our own research, we actively seek and assess innovations from outside REC - exploring new possibilities in cooperation with our supplier and customer network, with universities and with specialized research centers.

REC's investments in CSG Solar AG and EverQ are the result of such external evaluations. REC by December 31, 2007 had a 21.7 percent stake in CSG Solar AG, which is a German company manufacturing proprietary crystalline silicon thin-film solar modules using silane gas. CSG Solar is continuously improving its manufacturing equipment and processes, but multiple new upgrades are still necessary in order to become cash positive. CSG Solar has therefore closed another EUR 12 million round of equity financing in February 2008. REC currently expects that the REC 2010 cost roadmap will provide a more attractive cost position compared to what can be achieved by CSG Solar's technology. Consequently, REC has decided not to use its full subscription rights. REC ownership after the transaction will be 8.7 percent.

The further operation and development of EverQ is now the responsibility of REC Solar.

MORE IN-LINE MANUFACTURING SOLUTIONS

The drive towards thinner wafers, higher throughput and less handling drives the cell processes towards the use of more in-line manufacturing solutions. This trend makes production flow management even more important - with challenges to be solved that are comparable to those faced by urban road traffic management. Several projects at REC are linked to improving or transforming even more process steps into in-line processes.





EXPANSIONS

Continuous, aggressive growth is an essential element of strategy for REC. The substantial expansions underway in every division represent the implementation of new technologies, increased production capacity and strengthening of the platform that enhances the group's ability to deliver competitive solar energy solutions.



INTEGRATING ALL PROJECT ACTIVITIES AND RESOURCES INTO ONE UNIT ENSURES COMPLETE OVERSIGHT OF ALL REC PROJECTS

At year-end 2007, REC was committed to expansion projects totaling about NOK 12 billion. Large-scale expansions are being carried out in every division of the group, as well as in R&D. Projects currently underway include, in REC Solar, the addition of two new production lines in a new solar cell production facility in Narvik, Norway, which will increase output from about 50 MW to 230 MW by 2010. New module production lines in Glava, Sweden, are to raise production from about 45 MW to about 150 MW by 2009. In REC Wafer, two new plants and two major extensions are under construction at Herøya and Glomfjord that will contribute additional combined capacity of more than 1.0 GW by 2010. In REC Silicon, a new plant based on FBR technology and an additional silane plant are expected to more than triple production capacity from 2005 to 2010, raising it to 29 000 MT of silane and 19 500 MT of polysilicon production.

While these are all significant undertakings, REC has embarked on its most ambitious growth commitment ever - a world scale integrated solar manufacturing complex in Singapore. The manufacturing complex will be developed in stages. It will incorporate wafer, cell and module production facilities and will have the potential to become the world's largest complex of its kind. In addition to the wafer, cell and module production, the manufacturing complex will incorporate infrastructure and support facilities, as well as an on-site supplier park. Sufficient space has also been reserved for future R&D activities and possible manufacturing facilities based on potential new technologies. The initial development phases could bring the production capacity up to 1.3 GW, but additional space is available for further expansions. Pre-engineering commenced in November, 2007 and production start-up is anticipated in 2010.

The Singapore complex underscores the necessity of rapid, continuous, strategic growth. The development of this site will enable REC to continue expanding in a cost-efficient manner and will support REC's ambitious cost target. The group's future cost position will determine its ability to deliver solar products that can compete with traditional energy sources in the sunny areas of the world without government incentives.

But there are a number of major costs associated with such extensive and aggressive expansions - costs that accumulate long before operations begin at the new facility. Adding a large number of staff in order to stay ahead of the growth curve and ensure execution on expansion plans is essential, but costly. In addition to building costs, pre-commissioning activities represent a major investment. Pre-commissioning activities include the hiring and training of personnel, process safety management preparations, development of maintenance procedures, procurement and management of thousands of spare parts.

Beyond sheer cost, such sizeable growth initiatives present organizational challenges and significant measures must be taken to ensure proper planning and execution of projects. During the past 12 months, REC has strengthened its project management resources across all business divisions to reduce our dependency on external management contractors. In late 2007 a new corporate function, REC Projects, was established - a unit that is responsible for the development and execution of all expansion projects throughout the group. Integrating all project activities and resources into one unit optimizes knowledge and experience synergies, gathering a critical mass of expertise and ensuring complete oversight of all REC projects at every phase. Such control and coordination is essential for the successful delivery of so many simultaneous substantial expansions. REC Projects will support the group's global growth ambitions, ensuring a solid basis for investment decisions and delivering complex projects on time, cost and quality - in line with high HSE standards.



CHALLENGE: A strong silicon materials business must stay ahead of the increasing demand in all relevant customer segments, steadily growing production while simultaneously ensuring cost-efficient delivery from existing operations.


REC
SILICON

APPROACH Concentrate on technological improvements that generate cost-efficiencies that have impact throughout the solar energy chain. Maintain an optimal mix of products and customers. Find the ideal balance between focus on utilizing state-of-the-art technology in products and processes. Focus on necessary rapid expansions.



THE BUSINESS

REC Silicon remains a tier-one producer of silicon materials (silane gas and polysilicon) for the electronics and photovoltaic (PV) markets, with an output of nearly 9 000 MT of silane gas and nearly 5 800 MT of polysilicon in 2007. Such production allows REC Silicon to maintain its unique position as the world's largest producer of silane gas and as a key international supplier of polysilicon. Silane is the principal material used in the production of polysilicon, and is an essential material for PV and electronics components. Leadership in these markets allows REC to improve core business returns and grow with a focus on integrated value creation.

REC Silicon has two plant locations in the USA; one in Moses Lake, Washington and the other in Butte, Montana. In 2007, REC allocated about USD 485 million for additional de-bottlenecking and capacity expansions, increasing targeted polysilicon production to about 19 000 MT by 2010 and increasing silane gas production to about 29 000 MT by 2010.

The Moses Lake facility maintains a simple product portfolio, producing silicon materials exclusively for the solar market. Construction of additional capacity at the Moses Lake site continued throughout 2007. This new facility will leverage proprietary technologies and improved processes to drive down costs associated with production. The plant is expected to be operational late in the fourth quarter of 2008.

The Butte site produces for both the PV and electronics markets. In 2007, REC committed significant resources to drive the de-bottlenecking process forward. When the Butte de-bottlenecking effort is completed and the new Moses Lake facility is brought on-line in 2008, REC will have the ability to produce more than 20 000 MT of silane and have 12 500 MT of available polysilicon capacity.

COST REDUCTION

New technologies and economies of scale/process will help REC Silicon drive down the cost of production. As the market becomes more price sensitive, REC Silicon will be well positioned to accommodate the needs of its customer base. We are engaging in various strategies, such as long term take-and-pay contracts, to balance supply and demand price sensitivity. Our goal is to provide material balance and price consistency to our customers inside as well as outside the REC Group and thus maintain the positive relationships we have established over time.

Cost control has long been a focus. Beginning in 2002, significant effort has been applied to optimizing and streamlining the original Moses Lake facility. Cost savings in Butte will predominantly come from production increases and securing reasonable long term power prices.

Further reductions will be achieved via increased throughput, using the same energy consumption and without increasing fixed costs. This most important cost saving measure will come from implementation of the new deposition technology based on fluidized bed reactors (FBR). Work is ongoing to turn the 'sub-prime' fine particulate silicon materials yielded in the FBR-process into valuable products also for the long-term and gain even more savings related to energy consumption per kilogram of prime material.

Corporate goals

- Cost reduction
- Profitable growth
- Technological advances
- Market and customer focus
- Organizational development



PROFITABLE GROWTH

A fundamental pillar of REC's strategy is the creation of additional polysilicon and silane capacity. This aggressive expansion approach coupled with the company's ongoing commitment to running existing operations safely and efficiently, will allow REC Silicon to address growing demand within all its core markets. Significant effort has been applied to planning for the successful start-up of Moses Lake's new facility. The facility is anticipated to begin operations in the fourth quarter of 2008, adding three times the capacity of the existing plant. The new plant will yield significant cost reductions due to increased efficiency driven by proprietary technology. REC's growth strategy will continue to be supported by successfully managing the expansions already in-process and by preparing for future opportunities. REC Silicon continues to enhance its capability of handling continuous rapid growth while keeping existing operations efficient and profitable.

TECHNOLOGICAL ADVANCES

The main development projects in REC Silicon for 2008 and beyond are in three broad areas:

- Silane manufacturing improvements: To lower the cost of manufacturing silane through improvements in conversion and redistribution technology. REC Tecnology in Norway is leading this effort and is focused on providing solutions that can be applied to production with speed and agility.
- Polysilicon manufacturing improvements: To optimize our proprietary technology. This effort will support successful start


REC SILICON PRODUCTION 2006-2010
(in MT)
20000
15000
10000
5000
0
06
07
08e
09e
10e

17%

GROWTH IN REVENUES


SILICON COST ROADMAP
(/Watt)
100%
80%
60%
40%
20%
0%
WC 05
REC 05
REC 06
REC 07
REC 08
REC 09
REC 10

12.5%

INCREASE IN SILANE PRODUCTION



up of our new Moses Lake plant as we implement innovative control strategies, seeding technology, and process optimization parameters that are easily scaled. REC is also aggressively pursuing technology to provide a higher purity product. The joint effort with REC Technology is designed to provide critical information on the correct level of silicon purity needed to meet the industry's goals.

- Process tuning: To improve performance of the existing Siemens reactors. Even though no further capital purchases of such reactors are planned, there are still significant cost reduction opportunities through technological improvement. REC R&D teams are investigating methods to promote a high growth rate and create methods for self-harvesting.

In addition, REC Silicon continues to drive innovation forward via multiple research projects currently underway in cooperation with prominent universities and a consortium of partners -seeking alternative approaches to the creation of polysilicon and identifying additional applications for silane.

MARKET AND CUSTOMER FOCUS

REC Silicon is positioned to maximize the value of its assets to benefit of the entire value chain. The silicon materials produced support a diverse market portfolio, including PV and other renewable and clean energy solutions. Our market outlook remains strong, with global supply of silicon expected to grow rapidly for several years, from slightly above an estimated 45 000 MT per year in 2007 to between 125 000-160 000 MT per year in 2011/2012. This projection corresponds to less than 50 percent of the total possible production capacity and can be achieved only if all announced and rumored polycrystalline and upgraded metallurgical grade silicon projects materialize on time and at full capacity. Clearly, the strongest driver on the demand side will continue to be the growth of PV.

It is anticipated that there will be increased pressure on polysilicon purity, to support the PV market. As more and more electronics

ANNOUNCED, PLANNED AND RUMORED POLYSILICON CAPACITY


Tier Three (ii) - wildcards upgraded MGS
Tier Three (i) - wildcards polysilicon
Tier Two - players with metals, chemicals or silicon experience
Tier One - incumbent polyproducers
350
300
250
200
150
100
50
0
07
08
09
10
11
12
(REC's view on
probability of success)
(gross at face value)

PV SUPPLY CHAIN AVERAGE MANUFACTURING CAPACITIES


2006
2007
5000
4000
3000
2000
1000
0
Polysilicon
Wafers
Cells
Modules
Thin Film

firms enter the solar wafer/cell sector of the value chain, and as solar manufacturers continue to seek higher efficiencies, product quality requirements will converge and polysilicon purity is expected to become more important for PV. This additional requirement will pose a challenge for second/third-tier producers and those organizations lacking insight into the value chain.

The short-term relationship between PV growth and demand for silicon materials will likely not be 'linear' as there are large underutilized downstream capacities and non-existent inventories outside the REC value chain. These circumstances lead us to think that a potential oversupply situation will be visible further down the value chain before reaching polysilicon.

Balance between supply and demand in the polysilicon market will likely not occur until at least 2010. Demand and prices remain strong and 2008 will indeed be the tightest year so far in polysilicon history. While prices are still expected to decrease gradually as supply catches up with demand in the future, this development will not materialize in 2008. We assume market prices will at least stay stable and will most likely continue to increase until 2010.

We anticipate that the PV industry will continue to grow and that the potential oversupply in 2011/2012 will prove to be a window rather than a permanent situation -significant new capacity beyond the total of currently announced, planned and rumored capacity expansions will have to be brought online until 2020. Even if the impact of silicon prices on the cost of solar power is relatively small, prices will eventually come under pressure.

REC Silicon remains the dominant supplier of silane gas to the merchant market. The global merchant market was estimated to be just above 2 200 MT in 2007 and has a growth rate of more than 30 percent per annum. The world's silane production is eight times the merchant demand, but most is allocated to polysilicon production and 2008 could be the first year in which market demand may not be met. Primary growth drivers are Liquid Crystal Displays (LCD) and thin-film solar. According to recent announcements, some single user sites could potentially consume between 500 and 1 500 MT per year well before 2012.

REC Silicon intends to continue to support the merchant silane market and ensure that long-term visibility and stability are maintained. REC Silicon leadership is evaluating sites for silane gas production solely dedicated to the merchant market.

ORGANIZATIONAL DEVELOPMENT

The total number of employees at REC Silicon was 621 at the end of 2007, an increase from 480 in 2006. We are committed to safety, innovation and operational excellence. REC Silicon employees run our plants, expand our opportunities and support our customers by embracing our corporate values and internalizing our vision to continue to build a world class organization and increase our momentum. REC Silicon is focused upon aligning its culture with business process/quality improvements and the implementation of operational concepts that are sustainable, repeatable and extensible. We will empower our employees to make good decisions and allow the organization to focus on gaining further business process efficiency, delivering on our promise to the customer.


12000
10000
8000
6000
4000
2000
0
06 07
Hemlock
Wacker
REC
MEMC
Tokuyama
Sumitomo


60
50
40
30
20
10
0
02
03
04
05
06
07



CHALLENGE Succeeding in the wafer business requires a robust, cost-effective platform, producing increasing quantities of high-quality wafers that are in line with the demands of the market.


REC
WAFER

APPROACH Commitment to R&D that delivers continuous improvements in wafers and wafer processes. Focus strongly on operational excellence, substantial investment in expansion projects at multiple locations. Build partnering relationships with customers.



REC Wafer is the world's largest producer of multicrystalline silicon wafers for the solar industry. In 2007, REC Wafer's plants produced multicrystalline wafers with an implied effect of 468 MW, a 61 percent increase from 2006. The increase in annual production volume is mainly due to the successful start-up of our second factory at Herøya.

REC also produces monocrystalline ingots for the solar energy industry. In 2007, the production of this product was 38 MW.

COST REDUCTION

Continuous technological and operational improvements are the key to achieving targeted cost savings per MW. Thinner wafers and wire are the single largest cost saving areas in REC Wafer's 2010 cost roadmap. Thinner wafers, thinner wires and improved manufacturing yields mean the use of less polysilicon, directly lowering material costs. Other cost-cutting measures include the implementation of increased automation in the production process, less use of other consumables and getting the price of those consumables down. Considerable effort is also put into improving ingot quality, to enable increased yields as well as higher solar efficiency. New plants are being designed with technological improvements and operational capabilities to ensure a steady cost reduction process toward the ambitious cost-saving goal.

PROFITABLE GROWTH

At the end of 2007, the REC Wafer division had four expansion projects underway, at various stages of construction. These projects represent a total investment of about NOK 4.2 billion. New wafer plants currently under construction will more than triple capacity by 2010. The expanded production facilities for multicrystalline wafers in Glomfjord will gradually be taken into production during 2008. Also, ramp-up of production will commence at the third factory at Herøya in late 2008. Increased activity and spending levels are anticipated in preparation for further international expansion. Increased cost levels related to these activities should also be expected in the future as the scope of the expansion projects grow steadily larger to keep up with the industry rate of over 40 percent annual growth. Despite these increases, we are determined to maintain a cost-conscious, cost-efficient culture in the running operations.

Due to extensive planned and ongoing expansions, productivity per employee is expected to vary, as at any time a significant number of staff hired for a particular facility are likely to be engaged in training rather than actual production. Thus substantial costs accumulate prior to the start of production. It is important to note that, though margins are reduced during such periods, the underlying cost structure will continue to improve.

The drive to execute substantial growth in a fairly young industry with a developing technology base also gives significant exposure to supplier-side risks. For example, delays on the part of equipment, service or consumables suppliers for new projects can lead to later start-up of new production capacity than projected. Also, the ability of key suppliers to grow at similar rates as REC is of great importance. Hence, it is high on the agenda to broaden and develop REC's supplier base to reduce these types of risks

TECHNOLOGICAL ADVANCES

REC Wafer's technological focus is on increasing the solar efficiency of the wafer, improving the general mechanical quality of the

Corporate goals

- Cost reduction
- Profitable growth
- Technological advances
- Market and customer focus
- Organizational development



wafer-product, and reducing silicon consumption in the production process. The wafer itself must become capable of converting more sunlight into electricity. The quality of the wafer in terms of strength and other physical characteristics must be improved. And since silicon is still a main cost element in wafer production, scaling down the amount used is important.

In the areas of improved solar efficiency and ingot quality, encouraging tests have been conducted and a significant new step is expected to be taken through the new furnaces to be installed in the Herøya III and IV factories. In the effort for more efficient use of polysilicon, significant progress was made during 2007 in reducing wafer thickness to 180 and 160 µm, and wire thickness towards 140 and 120 µm.

The wafer production facilities themselves represent a significant technological advantage. Substantial research and investment has been made in order to develop large-scale manufacturing concepts that enable world-class operations. REC's wafer plants feature a manufacturing process that is technologically advanced, streamlined and dynamically scalable. Research and development steadily delivers new solutions for existing production equipment and for new proprietary technology in several parts of the production process, much of it in the area of automation of wafer-handling.

The decision to invest in a new NOK 210 million R&D center at Herøya will have a positive impact both on technology development and on the division's operations. Test programs conducted inside an operating facility are costly and can create interruptions. The new R&D center will reduce testing as a


REC WAFER PRODUCTION 2006-2010
(in MW)
2000
1500
1000
500
0
06
07
08e
09e
10e

78%

GROWTH IN REVENUES


WAFER COST ROADMAP
100%
80%
60%
40%
20%
0%
WC 05
REC 05
REC 06
REC 07
REC 08
REC 09
REC 10

61%

INCREASE IN MULTICRYSTALLINE WAFER PRODUCTION


Wafe

source of such risks and will enable a stronger and faster approach to technology development. A more efficient R&D process will help achieve ambitious cost reductions and quality improvement targets.

MARKET AND CUSTOMER FOCUS

The market for silicon wafers is strong and demand is still expected to exceed supply through 2010. REC Wafer's customers are solid international solar cell manufacturers with ambitions and ability to grow their businesses together with REC. REC Wafer has a market share in multicrystalline wafers of more than 20 percent. It is our goal to maintain our position as the world's largest producer of multicrystalline wafers, and to become a significant producer of monocrystalline wafers.

REC is investing NOK 1.3 billion to build a new monocrystalline plant, which will increase monocrystalline capacity to 300 MW by 2011. REC's monocrystalline business supplies the market with high-efficiency ingots.. With this investment we will apply our industrialized wafering concept also to this market segment. The increased emphasis on monocrystalline reflects REC's aim to have a strong presence in all promising silicon wafer products.

During 2007, REC entered into three new long-term, fixed-price contracts to supply approximately NOK 14.4 billion worth of silicon wafers during the period 2008-2015. These contracts were entered into with Moser Baer of India, Photovoltech of Belgium and Solland of The Netherlands. Securing long-term contracts for much of the future wafer volume provides predictability of revenues and earnings. It also establishes a solid foundation for the ongoing planning of future expansions in production capacity.


100%
75%
50%
25%
0%
03
04
05
06
07
Thin film
Multicrystalline silicon
Monocrystalline silicon


2005
2006
2007
500
400
300
200
100
0
RECWafer
PV Crystallox
LDK Solar
Deutsche Solar
Kyocera
Green Energy Technology
JFE

0184


25MF114

It is also an important goal to establish long-term customer relationships in order to create the basis for cooperation on continuous product quality development. As technological advances emerge, it becomes increasingly difficult to realize improvements without knowledge of and insight into performance of the wafers in customers' cell-production processes. For example, the drive to develop thinner wafers to reduce silicon consumption must be balanced with the customer's ability to handle them. It is essential that we closely monitor the progress of our customers, understand their agendas and work together with them for efficient transitions.

While the current customer mix is at a good balance in terms of geography and type of customers, further broadening of the division's customer base is strategically desirable.

REC Wafer is focused on staying close to the market and understanding the prevailing dynamics of the market.

ORGANIZATIONAL DEVELOPMENT

The wafer division had 672 employees at the end of 2007. This is an increase of 76 from the beginning of the year. In our experience, investment in early recruitment and training provides an important basis for smooth start-up of new production facilities. With significant new production capacity coming online, much effort will continue to be put into attracting, employing and retaining qualified employees at all levels in the organization.

In addition to substantial recruitment activities, organizational development will have high priority in the transitioning from a relatively small business to a significantly larger and more complex one. The organisation has been strengthened and will be further developed to realize profitable growth through well-conducted planning, project execution and operation.

Combining enthusiasm and drive with experience, we continually strive to find a balance that will optimize the rapid, but responsible, growth of our business.


TOP TEN CELL
PRODUCERS
IN 2006/2007
2006 2007
MW
500
400
300
200
100
0
Q-Cells
Sharp
Suntech
Kyocera
First Solar
Motech
Solar World
Sanyo
Yingli
JA Solar


MW
2000
1500
1000
500
0
03
04
05
06
07



CHALLENGE Successful growth as a downstream player in a dynamic market requires establishment in new markets, steady cost reductions in products and processes, agile industrial production of cells and modules, and a strategic approach to organizational development.


REC
SOLAR

APPROACH Focus on penetrating key markets and segments, and on ensuring that an expanding sales and marketing force cultivates a customer-centric orientation. Build up internal resources needed to maintain efficient operations at existing facilities and to support expansions. Seek rapid implementation of technological advances – that drive costs down.



REC Solar manufactures solar cells at its facility in Narvik (Norway) and solar modules at its facility in Glava (Sweden). The solar modules are sold to distributors, project developers and system integrators in the international PV market. REC Solar makes solar cells from multicrystalline wafers supplied by REC Wafer.

During 2007, significant investments were made for future growth, both in manufacturing capacity and in organizational resources. There was a strong increase in the production of solar cells and modules compared to the previous year. At year-end, the installed production capacity was about 135 MW for cells and about 100 MW for modules, reflecting a 170 percent rise in production capacity for cells and 120 percent rise in production capacity for modules.

COST REDUCTION

In order to create a foundation for long-term growth, PV must be able to compete at grid parity. PV must become steadily more competitive with other energy sources through continuous cost reductions. Supply may outstrip subsidized demand towards 2012. A portion of the supply will then have to compete at grid parity. This makes cost even more crucial.

During 2007, REC Solar has taken significant steps to achieve further cost reductions in accordance with its cost road map. Substantial capacity has been added and capacity will continue to be added throughout 2008. As the new capacity is ramped-up, REC Solar will realize the economic benefits of scale and the introduction of more efficient manufacturing technologies. The increased scale will also reduce sourcing cost as purchasing power is strengthened.

The capacity additions currently in progress will increase our cell capacity from 50 to 230 MW, and our module capacity from 45 to 150 MW. In parallel, we are building our organization to cope with currently planned growth in capacity and beyond. With such a high level of investment in future growth, we did not see reductions in unit cost in 2007. However, we do expect some solid unit cost reductions in 2008 as we ramp-up capacity.


REC SOLAR
CELL PRODUCTION
2006-2010
(MW)
250
200
150
100
50
0
06
07
08e
09e
10e

28%

GROWTH IN
REVENUES



Corporate goals

- Cost reduction
- Profitable growth
- Technological advances
- Market and customer focus
- Organizational development

PROFITABLE GROWTH

While production of solar cells increased 25 percent and production of modules increased by 30 percent compared to the previous year, installed capacity increased 170 percent for solar cells and 120 percent for solar modules.

REC Solar is set for strong growth, in line with the Group's commitment to achieving greater balance across the value chain. The division's need for growth necessitates a high level of investment over a longer period. REC Solar will incur the major costs associated with creating a platform for moving forward. While 2006 was a year of low expansion activity and ramp-up costs, in 2007 there were significant costs associated with growth in this division -particularly a sharp rise in staffing costs as new people were hired for facilities under construction. Because of such costs accumulated prior to the start of production, margins were negatively impacted.

While pursuing an aggressive growth strategy, we also need to maintain focus on continuous improvements in the ongoing



MODULE PRODUCTION
(MW)
150
120
90
60
30
0
05
06
07
08e
09e
10e



CELL
120%
100%
80%
60%
40%
20%
0%
WC 05
REC 05
REC 06
REC 07
REC 08
REC 09
REC 10



120%
100%
80%
60%
40%
20%
0%
WC 05
REC 05
REC 06
REC 07
REC 08
REC 09
REC 10

170%

INCREASE IN SOLAR CELL CAPACITY



operations to enhance profitability. Future growth of the division will target geographic expansion into key markets -countries with sunny climates and high grid electricity prices, but we will also look toward incentive systems for solar energy, especially in the short- to-medium term. REC Solar established sales offices in Barcelona and Munich in 2007 to better serve our customers in these key European PV markets. In Greece, project development activity has been initiated based on the attractive incentive system there.

We will continue to extend our international presence in the time to come. To support our activities in the key PV markets around the world, we continue to add sales and marketing resources at our headquarters. As the development of the PV market accelerates, we want to be prepared to serve new segments and customer groups.

TECHNOLOGICAL DEVELOPMENT

REC Solar has increased its technology development efforts -aiming to reduce costs of solar energy through the production of solar cells with higher conversion efficiency. Using production processes which are less costly is an important part of achieving this.

REC Solar has established a new technology center with a pilot line facility at Group headquarters in Oslo. The technology center will enable more rapid technology development and provide a more suitable environment for the development of proprietary technologies.

New and more cost efficient cell technologies, leading to higher conversion efficiency and lower production cost per unit, will be introduced in steps as new capacity is brought on stream. The first elements of the new process, which targets cell efficiency above 16 percent, is being implemented in the ongoing expansion in Narvik. Further elements are to be implemented in the Singapore expansion. When fully implemented, more than 18 percent efficiency is anticipated for solar cells made from multicrystalline wafers.

As the quality of the wafer is improved, it is important to further develop solar cell technologies and design that ensure the solar cell can fully exploit the potential of the wafer, in terms of solar cell conversion efficiency. The value chain integration of the REC Group provides unique insight into technology development and application across the value chain, and is a strong basis for alignment of such activities.

PLANNED
CELL PRODUCTION AND CAPACITY
OF TOP 15 FOR 2007/2008


1000
800
600
400
200
0
■ Production plans 2008 □ Capacity end 2008



MARKET AND CUSTOMER FOCUS

The global outlook for PV cells and modules is strong, driven by the escalation of incentive schemes to promote the use of solar energy, the continuously increasing competitiveness of solar energy, and supported by environmental concerns related to the use of fossil fuels. With increased price pressure for solar products likely in the coming years, the issue of PV being on route to becoming cost competitive with other energy sources has taken on even more significance – so measuring and achieving against targets became even more important in 2007. The issue of alignment with the evolving requirements of the market is also more and more in focus.

REC is investigating what business structures and integration models make the PV equation work in the downstream marketplace. REC is exploring various ways of building robust and profitable market channels that can support increasing downstream activities – taking steps toward answering the question of how the customer interface is best structured.

Overall, we see a general shift toward a customer-oriented PV industry. Accurate knowledge of what customers want in terms of product, performance, design and services will be a key success factor. Going forward, we see that it is vital to develop even closer relationships with our customers in order to succeed in bringing our products to the market. To achieve this, we are broadening our customer base. The REC Solar division had more than 20 customers in 2007, more than a sevenfold increase in the number of customers compared to 2006.

ORGANIZATIONAL DEVELOPMENT

REC Solar is already one of the fastest growing cell and module companies in Europe and the company will continue to grow at a rapid rate. This is necessary in order to achieve greater balance in the Group's activities and to claim a position as one of the top ten producers by the end of 2008. Such ambitious growth, however, must be supported by fundamental organizational strength and a common culture. This will become steadily more challenging a task as REC Solar expands internationally, but strong emphasis on training, transition management and corporate values will contribute greatly to the effort.

In line with strategic goals, additional resources will be added to the division's sales and marketing force. Technical customer support and product development will also be heavily recruited for. While recruitment and training have to remain top priorities, retention is emerging as a major focus area in the face of a growing industry. REC Solar must not only strive to be a preferred supplier to customers, but also a preferred employer among industry professionals.

The total number of employees at REC Solar was 456 at the end of 2007, and by the end of 2008 we expect that figure to rise to 650.


Germany 47%
Spain 23%
ROE 6%
USA 8%
ROW 8%
Japan 8%


3500
3000
2500
2000
1500
1000
500
0
ITA
FRA
CAL
USA
KOR
CHN
ROW



Jon Andre Løkke (37)

Senior Vice President
Investor Relations

Bachelor of Science in Business and Economics, Southampton University
International Master of Business Administration, Glasgow University

Gøran Bye (48)

Executive Vice President
REC Silicon

Master of Business and Economics (Information and Data Systems), Norwegian School of Management

Erik Sauar (38)

Senior Vice President
Technology & CTO

Doctorate degree in Physical Chemistry and Master of Science in Chemical Engineering, both at Norwegian University of Science and Technology
Master of Science in Anthropology, University of Trondheim

Svånaug Bergland (57)

Senior Vice President
Organizational Development & Corporate Communications

Extensive studies in behavioral sciences, and organization and leadership

John Andersen jr. (40)

Executive Vice President
REC Solar & Group COO

Master of Business and Economics (Finance), Norwegian School of Management



Erik Thorsen
(51)

President & CEO
REC Group

Master of Business Administration, University of Karlstad, Sweden

Bjørn Brenna
(51)

Executive Vice President & CFO

Master of Business Administration in Economics, Norwegian School of Management

Ingelise Arntsen
(41)

Executive Vice President REC Wafer

Bachelor of Science in Economics, South Business University, Denmark

Einar Kilde
(47)

Executive Vice President REC Projects

Master of Science in Mechanical Engineering, Norwegian University of Science and Technology

CORPORATE RESPONSIBILITY

IN FOCUS: ENVIRONMENT AND SAFETY

There is a strong focus on responsible operations throughout the REC Group. For REC, acting responsibly means actively seeking to minimize any actions that may negatively impact the environment or any stakeholder groups. It also means being proactive in implementing best practice measures and seeking opportunities that benefit society while creating value. Strong emphasis on environment and safety are of vital importance in securing these objectives.

ENVIRONMENT

The greatest contribution REC can make to a better society is reducing the cost of solar energy, and particularly reducing the amount of time it takes for a solar module to produce the amount of energy used for its production. At the same time, a low-carbon footprint is an essential goal for a company committed to producing clean energy responsibly

Alsema and Wild-Scholten at Utrecht University and The Energy Research Centre of the Netherlands (ECN) have over the last years conducted multiple studies of the environmental impact of different solar technologies. They have found that by far the most important parameters are related to energy consumption in general, and global warming and acidification in particular. By minimizing and optimizing energy consumption both these issues are effectively minimized. Their most recent gathering of production data from the European industry in 2005 showed that solar systems today have energy pay-back times typically in the range between 1.5 and 2 years when placed in Southern Europe. 30 years ago, it took a solar energy system 20 years of operation to regenerate the energy that went into its production, so clearly technological advances are delivering much-needed improvements.

In 2007, we asked Utrecht University to do a similar analysis of each REC production unit. The results show record-low carbon footprints compared to any PV technology - and also record-low energy pay-back times among crystalline silicon module manufacturers.


400
350
300
250
200
150
100
50
0
CCGT
CCGT (CO2)
Coal Gasif (CO2)
Nuclear USA
Biomass CHP
Wind
Average Multi-Si
CdTe
REC 2007
Life-cycle GHG emissions (g/CO2 equiv/kWh

Figure 1. Life-cycle greenhouse gas emissions per kWh for different technologies currently being considered in the work to lower emissions of greenhouse gases. CCGT = Combined Cycle Gas Turbine, (CO2) implies a power plant with carbon sequesteration and storage, CHP=Combined Heat and Power, CdTe=PV power made from Cadmium Telluride modules. Most data is from 2005 production.

The REC results are presented in Figure 1 above, together with the publicly available data[*].

REC's low carbon footprint is the result of both more energy efficient processes than the industry average, but also of the high usage of hydroelectric power at almost all our manufacturing plants. The data shows that PV, and REC in particular, already create products that make very strong contributions to the fight against global warming.

[*] Wild-Scholten, M.J. de and E.A. Alsema, Environmental Life Cycle Inventory of Crystalline Silicon Photovoltaic Module Production, version 2, status 2005/2006, 2007, ECN, Petten, p. Excel file, http://www.ecn.nl/docs/library/report/2007/e07026-LCIdata-cSiPV-pubv2_0.xls.

SAFETY

At REC, we believe safety is about prevention. We are committed to promoting safe working conditions through safety awareness training and systematic work processes. By targeting the elimination of at-risk behaviour and strict adherence to industrial hygiene and monitoring and other measures, we seek to eliminate injuries to employees. In accordance with this goal, there is strong focus on occupational safety and health and process safety in each division.

REC SILICON

The safety performance of REC Silicon in 2007 measurably improved compared to 2006. Due to the significant number of new hires, the JumpStart operator training program was initiated in order to teach new operator/technicians and field operators at Moses Lake to perform their duties in a consistently safe manner. Classroom training was also implemented to support computer-based training at both facilities. The Process Safety Management group was expanded and the Mechanical Integrity test and inspection groups at each site were allocated additional resources.

The energy pay-back time is an important parameter because an energy technology with a long pay-back time will, in its growth phase, consume more power than it provides. Furthermore, it is likely that the energy pay-back time will remain more constant than the carbon footprint when a business expands in new locations. We are therefore proud to see that the energy pay-back time for modules made by REC in 2007 is substantially lower than all other crystalline silicon based modules that we are aware of. Figure 2 shows the energy pay-back time for modules made by REC in 2007 compared to some of the other data available.

The main contributors to REC's leading status in this area are the use of energy efficient silicon, the use of our larger scale, more energy efficient crystallization furnaces and the advantage of thinner wafers and sawing wire.

FUTURE SAVINGS

The REC 2010 cost roadmap is based on the introduction of several new technologies that will improve our position even further. The new FBR technology will greatly reduce the energy consumption for silicon manufacturing. The new crystallization furnaces will reduce power consumption related to ingot manufacturing, and thinner wafers and wire will contribute further. Increased cell efficiency will also contribute to reduction of energy consumption, emissions and carbon footprint per-watt-produced throughout our value chain. On the other hand, increased cell efficiency will also translate into new process steps that will slightly counter these developments.



years
3.0
2.5
2.0
1.5
1.0
0.5
0.0
mono 14
multi 13.20
ribbon 11.5%
REC 2007

Figure 2. Energy Pay-Back time (in years) of solar systems for the three main silicon-based PV technologies in 2005 compared to REC 2007. The solar systems are assumed installed in Southern Europe, with about 1700 sun hours per year.

The introduction of the FBR process alone is estimated to lower the energy pay back time of REC based power plants from 1.36 and 1.04 years. Introducing FBR in combination with yet again thinner wafers and higher cell efficiency, we expect to be able to bring the PV industry to a new level of environmental competitiveness with pay back times even below a year.

REC aims to deliver one of the most environmentally competitive energy technologies in the world in 2010. However, even when assuming energy payback times of about 1.5 years, power plants based on REC technology can already grow by more than 65 percent per year and still provide more power to society than is consumed for our growth. Assuming we are successful in maintaining this performance, we will still continue to strive for further improvements. It is important to note, however, that with such good environmental performance, it may be more important that REC focuses on lowering manufacturing cost so that PV can better compete against other energy sources. So our target for the future development of our PV technologies will initially be to maintain energy pay-back times well below 1.5 years, while focusing on lowering the cost of PV to make it more competitive with the cost of traditional energy sources.

Figure 3 shows how our energy pay-back time is distributed between the different segments in the value chain and the impact of introducing silicon from the FBR process. Note that the data for the system and installation costs (BOS – Balance of System) are of a generic character only.



1.5
1.2
0.9
0.6
0.3
0.0
Simens
FBR
BOS (generic) module ass cell prod. ingot+wafer Si feedstock

Figure 3: Energy Pay-Back Time for a PV system made by REC with modules using Siemens- or FBR-type feedstock. The different colors represent the contributions from the silicon, wafer, cell, module and BOS share of the total system.

REC WAFER

In accordance with a firm belief in the Toyota Production System (TPS), REC Wafer in 2007 continued to regularly monitor and report all near misses, incidents, accidents and relevant unsafe conditions in order to prevent injuries. To further increase safety awareness and encourage safe behavior, new information campaigns and training activities were carried out by designated Health, Safety and Environmental staff. In close collaboration with local communities, REC Wafer has also made a strong effort to mitigate all safety risks related to the major expansion projects at all three manufacturing facilities at Glomfjord and Herøya.

REC SOLAR

During 2007, REC Solar focused upon improving the structure of all aspects of its Health, Safety & Environment (HES) program. Safety training, development of an HES management system and systematic management involvement was implemented both at Narvik and Glava. Introduction programs have been enhanced in accordance with HES plans. REC Solar has adopted strong risk mitigation measures in cooperation with local authorities.

SHAREHOLDERS MATTERS

KEY DATA PER SHARE

(NOK in million)	2007	2006
Market capitalization at year-end	136 431	56 335
Number of shares traded	740	n/a
Number of shares at year-end	494.3	494.2
Market price at year-end	276.0	114.00
Highest market price during the year	301.0	118.50
Lowest market price during the year	116.0	77.00
Average price	200.8	94.98
Share price/Total equity per share, at year-end	23.8	5.29

The REC share is listed on the Oslo Stock Exchange under the ticker code REC. More than 500 investor meetings and a large number of presentations were held during the year in Norway and internationally. At the end of 2007, REC's total market capitalization was NOK 136 431 million; more than 20 analysts worldwide regularly publish research on the company.

RETURN ON INVESTMENT

The REC Group's ambition is to give its shareholders a high and stable return on their investment. This should be achieved, first and foremost, through strong and profitable growth, at least in line with the growth of the solar energy market. To support REC's growth strategy and expansion plans, the Board believes retained earnings should be put to profitable use within the company. Shareholder value should be generated through capacity expansions throughout the entire value chain, and through further productivity improvements.

Accordingly, no distribution of dividends to the company's shareholders is proposed for 2007.

SHAREHOLDER/IR POLICY

REC has a shareholder policy approved by the REC Board of Directors to ensure the provision of accurate, relevant and timely information to the capital market.

Investors and capital market participants are to be provided consistent, timely and precise information simultaneously. As REC is an international enterprise, with investors across the globe, all news and press releases are and will be published in English only.

REC will make quarterly earnings presentations available as webcasts and PowerPoint presentations in real time. (The policy is available on www.recgroup.com)

SHARE DATA

The share price increased significantly throughout 2007, bringing the total market capitalization from NOK 56 335 million at the beginning of the year, to NOK 136 431 million at the end of the year.

SHARE PRICE DEVELOPMENT THROUGHOUT 2007



250
200
150
100
50
Q1 2007
Q2 2007
Q3 2007
Q4 2007
— REC
— OBX (NO)
NEX renewable index

The share price development during 2007 can be seen above as well as the performance of the Oslo Stock Exchange (OBX) and the NEX renewable index.

SHAREHOLDERS

As at December 31, 2007, the REC Group had slightly more than 10 000 shareholders, and the total number of outstanding shares at the end of the year was 494.3 million, each with a nominal value of NOK 1.

Share distribution and main shareholders are described in the tables on the next page.

SHARE LIQUIDITY

High turnover in the REC share is important for our investors as this will reduce the cost of capital, and will further attract major Norwegian and international investors.

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SHAREHOLDERS SPREAD AS PER DECEMBER 31, 2007

Number of shares from	Number of shares to	No. of shareholders	No. of shares	Percent
1	100	3 431	252 101	0.05
101	1 000	5 638	2 407 229	0.49
1 001	10 000	1 032	3 396 606	0.69
10 001	100 000	364	12 888 273	2.61
100 001	1 000 000	129	39 223 057	7.93
1 000 001		30	436 147 459	88.23
		10 624	494 314 725	100.00

20 LARGEST SHAREHOLDERS, DECEMBER 31, 2007

	Shareholder	Percent	No. of shares	Type	Nat
1	Elkem AS	23.45	115 935 300		NOR
2	Q-Cells AG	17.19	84 956 767		GER
3	Orkla ASA	16.28	80 489 700		NOR
4	Hafslund Venture AS	14.24	70 411 520		NOR
5	State Street Bank and Trust Co.	4.94	24 399 083	Nom	USA
6	Brown Brothers Harriman & Co.	1.66	8 205 875		USA
7	Sumitomo Corporation	1.04	5 139 000		JPN
8	JPMorgan Chase Bank	0.97	4 792 700		GBR
9	Fidelity Funds	0.94	4 646 200		GBR
10	Citibank N.A.	0.74	3 655 590	Nom	USA
11	Bank of New York	0.72	3 574 365		BLE
12	Clearstream Banking S.A.	0.48	2 384 568	Nom	LUX
13	JPMorgan Chase Bank	0.47	2 319 496	Nom	GBR
14	State Street Bank and Trust Co.	0.46	2 296 948	Nom	USA
15	Citibank N.A.	0.42	2 079 941	Nom	HKG
16	Vital Forsikring ASA	0.41	2 038 910		NOR
17	JPMorgan Chase Bank	0.36	1 799 349	Nom	GBR
18	State Street Bank and Trust Co.	0.34	1 690 154	Nom	USA
19	Citibank N.A.	0.34	1 665 900	Nom	USA
20	Investors Bank & trust Company	0.34	1 665 428	Nom	USA

In 2007, more than 498 thousand trades were executed from January 2 to December 28, 2007 In the same period, the total trading in the REC share was 740.5 million shares. This represents a turnover velocity of 150 percent, calculated as the total number of shares traded in the period as a percentage of the average total registered number of shares.

During 2007, REC was the fourth most traded share on the Oslo Stock Exchange, measured in turnover by value, surpassed only by StatoilHydro, Norsk Hydro and Telenor. Measured by numbers of trade, REC was the third most traded company on the Oslo Stock Exchange in 2007, after StatoilHydro and Norsk Hydro

CHANGES IN EQUITY

During 2007, REC issued 142,843 new shares which at December 31, 2006 were included as shares paid but not issued. These shares were subscribed by REC employees in the USA in connection with the initial public offering (IPO) undertaken in May 2006, and was issued in 2007 due to formal requirements

INVESTOR RELATIONS ACTIVITIES

REC puts emphasis on transparency and equal treatment of shareholders, and on informing all investors and analysts with the same information at the same time.

The Investor Relations section of REC's website is an important tool, and this section contains up-to-date information on the company's financial performance and stock market information. In addition, user can find an updated financial calendar, detailed company information and other important data for the financial markets.

In conjunction with the release of its interim financial results, REC gives a public presentation to investors, analyst and press. The presentation is web-casted and it is also possible to participate by telephone.

During the year REC has participated in various renewable energy- and PV conferences and held around 500 physical meetings and several hundred phone meetings with Norwegian and international investors. The cities covered by REC during road shows in 2007 include: Oslo, Stockholm, Gothenburg, Copenhagen, London, Paris, Frankfurt, Zurich, Milan, New York, Boston, San Francisco, LA, Seattle and San Diego.

At the end of the year, the number of analysts that regularly follow REC amounted to more than 20, of which nine are based in Norway. An updated list of analysts following the company can be found under investor relations at www.recgroup.com

FINANCIAL CALENDAR 2008

Date	Event
18.01.2008	Capital Markets Day
12.02.2008	Q4 2007
22.04.2008	Q1 2008
19.05.2008	Annual General Meeting
12.08.2008	Q2 2008
21.10.2008	Q3 2008
February 2009	Q4 2008

REGISTRAR

If you have any questions regarding your holding of REC shares, please contact our registrar in Norway:

DnB NOR VPS Service
Registrars Department
Stranden 21
0021 Oslo
Norway
Phone: +47 22 48 35 90
Fax: +47 22 48 11 71

CONTACT

For further information about investing in REC, please use the contact information below:

Jon André Løkke
Investor Relations Officer
Phone: +47 67 57 44 50
Email: ir@recgroup.com

Bjørn R. Berntsen
Shareholder Services
Phone: +47 67 57 44 50
Email: ir@recgroup.com

Mail address
PO Box 594
N-1302 Sandvika
Norway

Office address
Kjørboveien 29, Sandvika

RISK REPORT

Like all business ventures, Renewable Energy Corporation ASA, and its subsidiaries are exposed to various economic, general industry, political and company specific risks. These risks may constrain the company's operations and have an adverse effect on the financial performance.

ECONOMIC AND INDUSTRY SPECIFIC RISKS

The future growth of the PV solar power market is dependant on several factors, which may influence demand.
Please refer to the Report from the Board of Directors for an in-depth review of risks associated with the PV industry and the rapid technology development.

OPERATIONAL RISKS

Production

The production of polysilicon, wafers, solar cells and modules are highly complex processes. REC continuously strives to improve these processes and expand its manufacturing capacity but may experience lower than anticipated yields.
The company modules carry a 25-year power output guarantee and a two to five-year workmanship guarantee, consistent with industry practice. Due to the long warranty period, REC bears the risk of extensive warranty claims long after REC has shipped products and recognized revenues. Although REC tests its solar cells and modules thoroughly and has three years of testing experience, solar cells and modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result REC may be subject to unexpected warranty expense, which in turn could harm its financial results.

Sales

The Company's five largest external customers accounted for 52 percent of sales in 2007. If one or more of these customers were to terminate a contract prematurely, this could have an adverse effect on REC's operational and financial performance. Since REC is a vertically integrated producer of solar-grade polysilicon, PV wafers, cells and modules, a substantial portion of its products is sold internally to other REC divisions. A sustained interruption in production or substantial financial difficulties in any of REC's divisions could adversely affect the performance in other REC business areas and REC's overall performance.

Project execution

The Company's growth strategy is dependent on its ability to successfully bring on new production capacity on time and budget, and on parallel implementation of innovative new technologies. With an increasing number of high priority expansion projects there is a risk of both delays and cost overruns. To mitigate this risk, REC has established a separate corporate function focusing entirely on project management, which has taken on the overall responsibility for planning and execution of projects in the REC Group.

Knowledge risks

Intellectual property protection

REC continuously seeks to protect important proprietary intellectual property. This requires employees, consultants and companies to sign confidentiality agreements. However, steps taken to protect proprietary intellectual property may not be adequate, and inability to obtain and enforce intellectual property rights may harm the company's performance.
REC may from time to time face intellectual property infringement claims which could be time-consuming and costly to defend, and which could result in loss of significant rights.

Human resources

REC has grown rapidly over the past three years and expects growth to continue. The development of appropriate internal organizational structures and management processes to take on the rapid growth represents a constant challenge and occupies significant management resources. As REC continues to grow, the company will need to hire and integrate a large number of qualified employees. This represents a particular challenge. The majority of REC's employees in Norway and Sweden are represented by labor unions under collective bargaining agreements. These agreements typically govern terms and conditions of employment and resolution of disputes. Work stoppage as a result of labor disputes could have a material negative effect on REC's operating and financial performance. The future success of REC depends heavily on certain executive officers and key employees. The loss of executives, key employees or other employees in key positions could have a negative effect. REC continuously works to reduce the risk of losing key employees.

Risk management

The REC Group has developed and implemented effective management and control systems for early recognition and assessment of risks. The audit committee will focus on the various risks that could negatively affect REC and monitor the management's ability to plan and mitigate these risks.

Sensitivity analysis

The following table presents the sensitivity of Revenues and EBITDA of REC's financial results to hypothetical changes in prices and exchange rates for 2007.

SENSITIVITY ANALYSIS

(NOK in million)	Revenues	EBITDA
+/- 10% change in price of polysilicon	+/- 200	+/- 80
+/- 10% change in price of wafers	+/- 437	+/- 384
+/- 10% change in price of cell prices	+/- 75	+/- 30
+/- 10% change in NOK/USD	+/- 250	+/- 130
+/- 10% change in NOK/EUR	+/- 110	+/- 90

Please refer to Note 11 for more information on the financial effects on derivatives from currency changes.

CORPORATE GOVERNANCE

A sound and transparent Corporate Governance structure contributes to value creation and improved results; it builds trust and provides a basis for socially responsible conduct. Corporate governance is crucial to REC's development and this policy provides a structure for setting the objectives of the Company, establishing the means for attaining these objectives and monitoring the performance of the Company.

REC Corporate Governance Principles specifies the distribution of rights and responsibilities among different participants in the corporation, such as, the board, managers, shareholders and other stakeholders, and spells out the rules and procedures for making decisions on corporate affairs. These principles include processes and control features established to align management and shareholder interests.

CORPORATE GOVERNANCE REPORT

Corporate governance in REC is based on Norwegian legislation, primarily the Norwegian Public Limited Companies Act, the Oslo Stock Exchange Regulations, the Norwegian Code of Practice for Corporate Governance as well as other applicable rules and recommendations issued by relevant organizations

In 2006, the Board formally adopted REC's Corporate Governance Principles describing the distribution of rights and responsibilities among different participants in the corporation, such as, the board, executive management, shareholders and other stakeholders. The aim of these principles is to further the goal of providing effective governance of the Company's business and affairs for the long-term benefit of the Company's stakeholders.

In 2007, the Board adopted separate guidelines for handling conflict of interest in the Board.

REC's Corporate Governance Principles complies with the Norwegian Code of Practice for Corporate Governance issued by the Norwegian Corporate Government Board (NCGB), of 2006. In December 2007 a revised Code of Practice was issued by NCGB. REC has initiated the work for implementation of the revised code in 2008

CORE VALUES

In 2007, a new set of Core Values was formulated through an extensive process. The five essential principles that we identify ourselves with are:

RESPONSIBILITY
ENTHUSIASM
COMMITMENT
INNOVATION
DRIVE

The values implementation program has been initiated, headed up by the Chief Executive Office.

CODE OF CONDUCT

The REC Code of Conduct has been implemented throughout the organizations All members of the Boards, as well as REC management and employees are covered by the Code, and will adhere to its principles and policies. The Code of Conduct builds on our Core Values and Governance Principles, and provides all our clients and employees with a clear understanding of what we stand for and the way we do business.

TRANSPARENCY

REC believes that an objective, sufficient and timely provision of information to the market is a prerequisite for a fair valuation of REC's shares and in turn, the generation of value for REC's shareholders. This commitment will be evenly fulfilled irrespective of whether the information is positive or negative for the Company.

JOB DISCUSSIONS/ PERFORMANCE EVALUATION

Job Discussions was implemented in 2006 as a tool to ensure strategy implementation and employees' goal orientation. The program involves the employee in determining goals and objectives at individual level, and ensures that essential preconditions to achieve the goals are discussed and development activities are agreed if needed. The Performance Evaluation process provides the individual with the support and feedback that will help them reach their full potential.

GOVERNANCE BODIES

The composition of governing bodies of REC outlines the responsibility for managing the Company. The governing bodies consist of the General Meeting, the Nomination Committee and the Board.

GENERAL MEETING

The annual general meeting (AGM) has supreme authority in all of REC's affairs. Any shareholder is entitled and encouraged to attend any general meeting (GM) provided an admission card has been obtained. The general meeting provides an opportunity for shareholders to address the Board and the executive management directly.

The GM shall consider the following:

- Approve the financial statements and the annual report, including the allocation of profits or deficits
- Determine remuneration to the Board and approve remuneration to the auditor
- Elect non-employee members of the Board and auditor
- Elect representatives to the Board's nomination committee
- Other issues that shall be considered by the general meeting according to law or the articles of association

REC ASA held its annual general meeting on May 14, 2007. More than 76 percent of the shares were represented. Minutes and protocol from the annual general meeting can be found on www.recgroup.com

For more information on the annual general meeting, see articles of association §9-10. The articles of association can be found on www.recgroup.com.

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NOMINATION COMMITTEE

The Nomination Committee is composed and elected pursuant to the Company's articles of association, and shall propose candidates relating to the annual general meeting's election of non-employee members, as well as suggest remuneration for these members.

Member	Elected
Rune Selmar	20.04.06
Stig Grimsgaard Andersen	14.05.07
Marius Grønningsæter	20.04.06

More information about REC's Nomination Committee can be found at www.recgroup.com

BOARD OF DIRECTORS

REC seeks to continuously adapt the organization to international and national corporate governance requirements. The composition of the Board and the background and expertise of the individual directors will mirror the challenges REC faces in the years ahead. When selecting directors, REC's Nomination Committee seeks to recruit individuals with different and complementing backgrounds and insights. The Board periodically evaluates whether a larger or smaller slate of directors would be preferable.

In the 2007 annual general meeting it was decided to have employees´ board representation. REC´s Board now consists of 12 directors. Eight of these are elected by the general shareholders meeting and four are elected by and among employees in the Norwegian REC companies. The Board has held 8 meetings in 2007. For information about Board members shareholding see note 16 for further information.

Member	Elected
Ole Enger (Chairman)	08.11.04
Tore Schiøtz	14.12.01
Marcel E. Brenninkmeijer	28.05.02
Roar Engeland	16.11.05
Line Geheb	09.05.06
Susanne E. Munch Thore	09.05.06
Inger Johanne Solhaug	14.05.07
Christian Berg	14.05.07
Karen Helene Ulltveit-Moe	from 09.05.06 to 14.05.07
Mona Steinsvik	14.05.07
Rolf B. Nilsen	14.05.07
Jørn Mobæk	14.05.07
Rita Glenne	from 14.05.07 to 11.12.07
Unni Kristiansen	11.12.07

Overview of REC's Board can be found at www.recgroup.com

BOARD COMMITTEES

The Board of Directors incorporates three committees - a Compensation Committee, an Audit Committee, and a Corporate Governance Committee. REC Board of Directors may add new committees or remove existing committees, as it deems advisable in the fulfillment of its primary responsibilities. Each committee will perform its duties as assigned by the Board of Directors in compliance with Company bylaws and the Committee's charter.

COMPENSATION COMMITTEE

The Compensation Committee stays informed as to market levels of compensation and, based on evaluations, recommends compensation levels and systems to the Board. Compensation of the Chief Executive Officer will be proposed by the Compensation Committee and approved by the Board.
The Compensation Committee has held 2 meetings in 2006.

Member	Appointed
Ole Enger	14.09.05
Susanne E. Munch Thore	from 23.05.06 to 19.09.07
Inger Johanne Solhaug	19.09.07
Marcel E. Brenninkmeijer	19.09.07
Rolf Nilsen	19.09.07

More information about REC's Compensation Committee can be found at www.recgroup.com

AUDIT COMMITTEE

The Audit Committee is a preparatory body that supports the Board of Direct-ors in fulfilling its responsibilities with respect to REC's financial reporting, auditing and control. The committee is responsible for making recommendation to the Board and General Assembly with respect to the appointment, compensation, retention and oversight of the Company's independent auditors. The Audit Committee has held 5 meetings in 2007.

Member	Appointed
Roar Engeland	15.12.05
Karen Helene Ulltveit-Moe	from 23.05.06 to 14.05.07
Christian Berg	20.06.07

More information about REC's Audit Committee can be found at www.recgroup.com

CORPORATE GOVERNANCE COMMITTEE

To further improve the company's efforts to provide effective governance, the Board of Directors has implemented a Corporate Governance Committee. The committee acts as a preparatory and monitoring body and assists the Board in executing its responsibility on matters of Corporate Governance.

Member	Appointed
Tore Schiøtz	23.05.06
Line Geheb	23.05.06
Marcel E. Brenninkmeijer	from 23.05.06 to 19.09.07
Susanne E. Munch Thore	19.09.07

More information about REC's Corporate Governance Committee can be found at www.recgroup.com

REPORT FROM THE BOARD OF DIRECTORS

HIGHLIGHTS:

- ☐ Continued strong growth and revenue growth
- ☐ Continued margin expansion and strong operational cash flow
- ☐ Secured major long-term polysilicon and wafer contracts
- ☐ Significant strengthening of the organization
- ☐ Progressing on major expansion projects in all business areas
- ☐ Selected site in Singapore for new large solar power complex

KEY EVENTS IN 2007

The REC Group (REC) continued to show strong revenue growth and further strengthened its market position in 2007. The photovoltaic (PV) solar industry has grown by more than 40 percent annually since the turn of the century, and some industry analysts indicate a growth rate above 50 percent in 2007. REC kept pace with the industry, reporting a revenue increase of 53 percent to NOK 6 642 million, and 56 percent revenue growth when using constant currency rates in the translation of subsidiaries.

Whereas general market conditions supported the revenue growth, expansion projects and improved productivity remained the main growth contributors.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) increased 61 percent to NOK 3 172 million in 2007, and the EBITDA-margin improved by three percentage-points to 48 percent. EBITDA increased 68 percent on a constant currency rate for translation. Earnings before Interest and Taxes (EBIT) increased 64 percent to NOK 2 588 million in 2007

REC continued to strengthen its platform for profitable long-term growth, through increased research and development activities, further strengthening of the management and the organization, increased long-term contract coverage, and new major investments in production facilities which will come on stream in the years to come.

OLE ENGER (59)

CHAIRMAN OF THE BOARD

Chairman of the Board of Directors since May 2007. Member of the board since November 2004. Currently CEO and President of Sapa AB. Mr. Enger holds a masters degree from the Norwegian University of Life Sciences and a business degree from the Norwegian School of Economics.

MARCEL EGMOND BRENNINKMEIJER (49)

Member of the Board of Directors since May 2002. Currently Chairman and founder of Good Energies. President and delegate of the administrative board of Good Energies AG. Member of the supervisory board of Q-Cells AG, and of CSG Solar AG. Mr. Brenninkmeijer has a higher national diploma in business studies from Kingston Polytechnic and has done an executive studies program at the International Institute for Management Development ("IMD") in Switzerland and Harvard Business School in the United States.









CHRISTIAN BERG (38)

Member of the Board of Directors since May 2007. Currently President and CEO of Hafslund. Board memberships also include Oslo Pensjonsforsikring AS and AS Hamang Papirfabrik. Mr. Berg holds an MBA degree from the Norwegian School of Economics and Business Administration.

LINE GEHEB (44)

Member of the Board of Directors since May 2006. Currently Commercial Adviser, A/S Norske Shell. Member of the Board of Directors of Geheb A/S. Ms. Geheb holds a Masters degree in Chemical Engineering from the Norwegian Institute of Technology, Trondheim, and has attended the Master of Management Program at the Norwegian School of Management.

0202

INGER JOHANNE SOLHAUG (38)

Member of the Board of Directors since May 2007. Currently Executive Vice President, Orkla Corporate Development Marketing & Sales. Ms. Solhaug holds a degree from the Norwegian School of Economics and Business Administration (NHH).

ROAR ENGELAND (48)

Member of the Board of Directors since November 2005. Currently Executive Vice President, Financial Investments and Corporate development, in Orkla ASA. Chairman of the Board of Orkla Finance and Orkla Eiendom AS. Mr. Engeland holds a Masters of Philosophy and a Masters of Business Administration from INSEAD, France and is a graduate of the Norwegian Military Academy.

ROLF B. NILSEN (42)

Member of the Board of Directors since May 2007. Employees elected representative. Member of the Board of Directors of REC ScanWafer AS, from 2004 - 2007. Currently Operator in ScanWafer. Mr Nilsen has been Local Union leader for REC ScanWafer Glomfjord since 2004. Mr. Nilsen has a degree from technical college.

MONA STENSVIK (30)

Member of the Board of Directors since May 2007. Employees elected representative. Currently Project Engineer at REC ScanCell. Ms. Stensvik holds a Masters degree in Chemical Engineering from the University of Trondheim, and has worked at REC ScanCell since November 2002.






REC BOARD OF DIRECTORS






TORE SCHIØTZ (50)

Vice Chairman of the board since May 2007. Former Chairman of the Board of Directors from December 2001. Currently Group Senior Vice President in Hafslund ASA and Managing Director Hafslund Venture. Chairman of the Board of Directors of Elis. Member of the Board of Directors of Cogen, of Metallkraft, of Fesil, of SolarNor and of Chapdrive. Mr. Schiøtz holds a Masters of Business Administration from the Norwegian School of Management and CEFA Degree.

SUSANNE ELISE MUNCH THORE (47)

Member of the Board of Directors since May 2006. Currently partner of the law firm Wikborg, Rein & Co, Oslo. Member of the Board of Directors of Gjensidige Bank ASA and of Oslo Areal ASA. Ms. Munch Thore holds a Cand.jur (law) degree from the University of Oslo, a Master of Laws from Georgetown University and a Diploma of International Affairs from John Hopkins School of Advanced International Studies.

UNNI KRISTIANSEN (34)

Member of the Board of Directors since December 2007. Employees elected representative. Currently Group Chief Accountant in REC ASA. Ms. Unni Kristiansen holds a degree from Norwegian School of Economics and Administration (NHH).

JØRN MOBÆK (46)

Member of the Board of Directors since May 2007. Employees elected representative. Currently Warehouse Leader at REC ScanWafer, Herøya.

Overall, REC is progressing well with its technology-driven '2010 cost roadmap', despite a cost overrun related to the new plant for granular polysilicon in Moses Lake.

In addition to the ongoing expansions at existing production sites, REC plans to establish a major manufacturing complex comprising wafers, cells, and modules with a production capacity of up to 1,5 GW. A nine months site selection process culminated with the choice of a suitable location in Singapore in October, 2007. The initial investment decision is expected in the first half of 2008.

ACTIVITIES

Group Presentation

REC was established on December 3, 1996, and has grown to become one of the largest players in the rapidly expanding PV solar energy industry. The Group headquarters were in 2007 moved from Høvik to Sandvika outside Oslo, Norway.

REC's business structure comprises the three business segments REC Silicon, REC Wafer, and REC Solar, in addition to EverQ GmbH in Germany. REC owns 33.3 percent of EverQ, which is proportionately consolidated on a line-by-line basis in the Financial Statements.

The operational activities are carried out in seven subsidiaries and one joint venture: REC Solar Grade Silicon LLC and REC Advanced Silicon Materials LLC in the USA, REC ScanWafer AS, REC SiTech AS and REC ScanCell AS in Norway, REC ScanModule AB in Sweden, Solar Vision (PTY) Ltd. in South Africa, and the joint venture EverQ GmbH in Germany. REC's investment in CSG Solar AG is described under associated companies.

MISSION AND VISION - CLEAN, RENEWABLE AND COST-EFFICIENT ENERGY

The UN Intergovernmental Panel on Climate Change, which shared the 2007 Nobel Peace Prize with Mr. Al Gore, expects that continued increased demand for energy will quadruple annual carbon emissions this century, unless active climate policies are quickly implemented. To meet the continued increasing demand for energy, the world therefore needs to develop viable alternatives to fossil fuels and other traditional energy sources. REC believes the solar power industry will play a key role as a long-term supplier of sustainable energy, and its vision is to become the world's leading provider of highly-competitive solar energy solutions and thereby increase the use of clean and renewable energy which could reduce the negative environmental impact from traditional energy sources.

PV solar energy has a very attractive carbon footprint, compared with natural gas or fossil fuels -even when including CO2 capturing- and measures up well also compared to nuclear power and to other renewables. Energy pay-back time is also declining rapidly, from almost four years in the late 1990s to two years in 2005 and possibly to less than a year with best available technology in 2010.

While electricity generated from solar power still makes up a very small part of the global electricity supply, the solar industry is offering increasingly competitive power in the best suited geographical regions. The number of sun-hours is obviously important, although interest rates, purchasing power, local availability and price of traditional power are other important factors.

In many regions the development of solar power is also supported by incentive programs and governmental policies on the use of renewable energy. REC believes subsidized demand will amount to approximately 4-5 GW in 2008, and grow to 11-17 GW by 2012. As many of the incentive driven markets are non-capped, and new markets are in the process of being established, these estimates may end up being higher. Given the supply chain capacities in the solar power industry, the market is likely to remain tight in 2008. However, industry growth is expected to continue at a strong pace over the next five years, and supply is likely to exceed subsidized demand in 2012. To clear the market in 2012, REC therefore estimates that module prices may have to be significantly reduced towards 2012, from an average of approximately EUR 3/Wp in 2007.

The solar industry will ultimately compete with electricity prices in the grid. So-called grid-parity has already been reached without subsidies in a very few selected markets, and REC firmly believes in its potential to reduce the long-term cost position sufficiently to maintain long-term growth and profitability also in markets without subsidies. With its ambitious '2010 cost roadmap', the company has taken industry leadership in cost reductions, and REC maintains its corporate vision of making REC one of the most cost-efficient providers of solar energy.

REC is progressing on its cost roadmap, which is designed to almost halve production costs per watt of a module in the best plant in 2010 compared to world-class 2005 production. Given a set of realistic assumptions with respect to the number of sun-hours, system performance and financing costs, REC is already at a system production cost of approximately 15 €cent/kWh in its best plants and Photon Consulting estimates that more than 400 TWh of electricity annually is being sold at prices above this level. The cost roadmap should bring comparable costs further down by 2010.

The cost improvements are closely linked to the implementation of new technologies in the many expansion projects across the value chain. Many of the cost benefits will be seen through 2009-2010 when new facilities are running at full capacity. However, we will also see a step change towards the end of 2008, when REC Solar will have new expansions fully up and running.

REC sees scope for further substantial cost improvements also beyond 2010. To facilitate the technology development needed to achieve these further potential cost reductions, REC will considerably increase its R&D resources including investments in the coming years.

STRATEGY - PROFITABLE GROWTH

The platform for REC's strategic ambitions is built on an integrated value chain, reaching from silane and polysilicon production to module systems deliveries. The integrated approach provides in-depth industry insights and the opportunity to exploit operational synergies and apply consistent manufacturing principles.

REC has grown its activities at a fast pace ever since the establishment of the company, and remains committed to profitable growth. REC's secure, long-term, and cost-efficient access to polysilicon is an important strategic advantage, and has enabled significant expan-


100 percent
100 percent
100 percent
100 percent
33.3 percent
REC Solar Grade
REC Advanced
Silicon Materials LLC
REC ScanModule AB
Solar Vision (RTY) Ltd.

*) Komatsu America Corporate holds B units representing 25 percent of the ownership, these units carry no voting rights neither rights to dividend payments. REC ASA has an option to buy these units at a pre-agreed price.

sion of the wafer, cell, and module production over the past years. The company will continue to expand within all these areas also going forward.

REC Silicon is already a major producer of polysilicon for solar power applications at two plants in the US, and the position will be strengthened with the completion of a new 6 500 MT plant for production of granular polysilicon in 2008. Including the effect of debottlenecking projects in existing plants and a fourth planned plant, this is expected to take polysilicon production capacity to around 19 000 MT and silane gas production to 29 000 MT by 2010. REC Silicon is currently in a site selection process for additional plants which could increase production further beyond 2010.

REC Wafer is a major producer of multicrystalline wafers for solar cell production, accounting for around 20 percent of the global production in 2007. Production increased by 65 percent to more than 500 MW in 2007, and already approved capacity expansions are expected to more than triple production to close to 1.7 GW by 2010.

REC Solar is the smallest of the main business segments, and also holds a relatively low global market share. However, the growth ambitions are high also in this segment, and approved capacity expansions are expected to more than quadruple solar cell production and triple solar module production in the relatively near future.

In October 2007, REC completed an extensive site selection process and chose Singapore as the location for establishing a new integrated solar manufacturing complex. The complex will be developed in stages, and incorporate wafer, cell, and module production facilities

A signed agreement with the Singaporean government agency, Economic Development Board, outlines the operational and commercial conditions related to the development of the site and the construction of the manufacturing complex.

The initial investment decision is expected to take place as soon as the pre-engineering activities for the first phase have been completed during the first half of 2008. Total investments will depend on the final capacity and site development.

TECHNOLOGY, RESEARCH AND DEVELOPMENT

The growth in REC is closely connected with a cost-efficient technology asset base, and the growth strategy will also entail allocation of increased resources to R&D in the years to come. This will maintain and further strengthen REC's technological position and secure the know-how and process competencies needed to put new technologies to work in industrial-scale operations

REC has an increasing portfolio of patents, granted and pending, across the value chain. Key patents cover technologies for silane, fluidized bed reactors and polysilicon deposition, ingot crystallization, wafer sawing, washing and singulation, cell process and design, and module cost savings. These help raise barriers to entry and strengthen long-term competitive advantages.

REC's total research and development expenditures were NOK 166 million in 2007, of which NOK 55 million was capitalized. This compares to NOK 107 million and NOK 24 million, respectively, in 2006. In 2008, the REC Group expects to increase R&D expenditures to more than NOK 300 million.

The investment program is also being significantly increased, with capital expenditures of more than NOK 300 million in three separate technology centers, of which a new wafer technology center at Herøya in Norway account for NOK 210 million. The silicon technology center is being set up as a collaboration between Moses Lake and Butte in the US and Sandvika outside Oslo, Norway, whereas the cell/module technology center will be built at the corporate headquarters in Sandvika.

REC has also allocated significant funds for technological development through strategic investments into companies like CSG Solar AG. REC will continue to monitor the development of alternative promising technologies and evaluate strategic opportunities.

THE '2010 COST ROADMAP' AND BEYOND

REC's '2010 cost roadmap' targets a reduction in the production cost of almost 50 percent from world-class 2005 production to best plant in 2010, measured per watt of a module. The main elements in the roadmap are the introduction of fluidized bed reactor (FBR) technology, improved polysilicon utilization through thinner wafers and wire, increased ingot quality, and increased conversion efficiency with new cell and module technologies.

REC sees positive effects of continuous productivity improvements and scale advantages, and the positive effects of thinner wafers and wire. However, the main effects of the scaling-up of the cells and modules business will only begin to have positive cost effect late in 2008 and into 2009, and the positive effects of the FBR project, improved ingot, and new cell and module technologies, is expected in 2009 and 2010.

Within REC Silicon, the silicon cost component in the module is expected to be reduced by 70 percent in the best plant in 2005-2010, based on a combination of thinner wafers and sawing wire, higher efficiency cells and the new plant for production of granular polysilicon. The bulk of the reduction is expected to come from 2009, when the new polysilicon plant becomes fully operational. At this new plant, the main cost savings relate to around 80 percent reduction in energy consumption in the chemical vapor deposition step compared to traditional so-called Siemens reactors, but other improvements are also expected.

Excluding polysilicon, the costs of wafer conversion on a per watt basis is expected to be reduced by more than 50 percent in the same period, with the biggest improvements expected towards the end of the period and coming from reduced wafer/wire thickness and higher cell efficiency. In cell production, costs are expected to be reduced by more than 30 percent from world class levels in 2005 and almost halved compared to REC's own costs base in 2010, with the biggest cost improvements coming late in 2008. In module production, the cost target is a reduction of 40 percent from 2005 to 2010 compared to world-class production. The bulk of the cost reduction is expected to become visible towards the end of 2008, and then in 2010 as more highly efficient production capacity is coming on-stream. Looking beyond 2010, REC will continue to focus development resources on scalable, low-cost technologies across all business segments to enable further potential cost savings.

THE FINANCIAL STATEMENTS

Pursuant to Section 3-3a of the Norwegian Accounting Act, the Directors confirm that the Financial Statements have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date of the accounts.

REC reports its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and the Norwegian Accounting Act. The financial statements for the parent company, REC ASA, have been prepared in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP).

For more information, please refer to the Financial Statements and note disclosures.

CONSOLIDATED INCOME STATEMENT

(NOK million)	**2007**	**2006**
Revenues	6 642	4 334
EBITDA	3 172	1 965
EBITDA – margin	48%	45%
EBIT	2 588	1 574
EBIT – margin	39%	36%
Net financial items	–610	–830
Profit/loss before tax	1 977	744
Income tax expense/benefit	–644	–286
Profit/loss for the year	1 333	458
Earnings per share, basic and diluted, in NOK	2.70	1.03

REC achieved revenues of NOK 6 642 million in 2007, an increase of 53 percent compared to the 2006 revenues of NOK 4 334 million. The EBITDA of NOK 3 172 million was an increase of 61 percent from NOK 1 965 million the previous year, and the EBITDA-margin increased by three percentage-points to 48 percent. When using constant currency rates for the translation of subsidiaries, revenue increased by 56 percent and EBITDA by 68 percent from 2006 to 2007.

Although supported by the consolidation of EverQ and higher prices for polysilicon and wafers, the revenue increase was primarily a result of organic capacity expansion, in particular in REC Wafer. The capacity expansion projects entailed expansion costs of NOK 153 million in 2007, up from NOK 139 million in 2006, and REC's growth plans will continue to increase expansion costs in 2008. EBIT increased by 64 percent to NOK 2 588 million in 2007, up from NOK 1 574 million in 2006.

Net financial costs were NOK 610 million in 2007, compared to NOK 830 million in 2006. For 2007, this included a negative effect of NOK 642 million related to embedded derivatives related to certain wafer sales contracts denominated in USD. This non-cash loss will be reversed in the income statement over the contract periods. In the previous year, net financial costs included NOK 796 million in changes in fair value/foreign exchange effect of convertible loans. Besides the above, net financial items were positively affected by increased interest income and decreased interest expenses, primarily due to the refinancing of REC in the first half of 2006 and the capital increase in connection with the IPO in May 2006. Net currency losses increased compared to 2006, primarily related to USD financial assets held by REC ASA, and these losses were partially offset by gains on other derivative instruments with the purpose of economic hedge. REC's share of loss of the associated company CSG Solar AG was NOK 45 million in 2007, compared to NOK 18 million in 2006. The loss in 2007 included an impairment loss.

The reported profit before tax was thus NOK 1 977 million in 2007, compared to NOK 744 million in 2006, whereas the net profit after taxes increased to NOK 1 333 million from NOK 458 million in the previous year. Reported earnings per share was NOK 2.70 on both a basic and diluted basis, compared to NOK 1.03 in 2006.

CASH FLOW AND LIQUIDITY

The net cash flow from operating activities more than doubled to NOK 3 055 million in 2007, up from NOK 1 379 million in 2006. The increase reflects the positive development in the operations as well as net interest income. Cash flow is not affected by unrealized losses on derivatives and currency effects on financial instruments.

Net cash flow from investment activities was NOK -4 453 million in 2007, which compares to NOK -1 634 million reported for the previous year. The main investment activities relate to cash payments for capital expenditure, including prepayments. The cash payments for capital expenditure in 2007 primarily related to expansion and debottlenecking projects in REC Silicon (NOK 2.3 billion), REC Wafer (NOK 1.2 billion), REC Solar (NOK 0.5 billion), and EverQ (NOK 0.2 billion).

Net cash flow from financing activities was NOK 254 million in 2007, reflecting funding of EverQ's expansion by banks and the owners and parts of a prepayment from EverQ to REC Silicon, partially offset by installments made by REC ASA. In 2006, the net cash flow from financing was NOK 7 022 million, as a result of a complete refinancing of the Group and a NOK 6.8 billion share issue in connection with the IPO in May 2006.

Cash and cash equivalents was NOK 5 795 million at the end of 2007, which was a decrease of NOK 1 481 million from NOK 7 276 million at the end of 2006. Foreign currency effects on cash and cash equivalents were NOK -337 million in 2007, compared to NOK -6 million in 2006.

Excluding restricted bank accounts and prepayments from EverQ to REC Silicon, the net cash position was NOK 3.0 billion on December 31, 2007. In addition, the REC Group had available committed credit facilities of NOK 3.9 billion.

Capital expenditure relating to approved projects is expected to amount to NOK 7 billion in 2008. The net cash position, committed credit lines and cash flow from operating activities are expected to provide ample funding for the approved capacity expansions. The Board hence considers the liquidity position satisfactory at December 31, 2007.

REC plans for further significant expansion projects, including the solar manufacturing complex in Singapore. Board approvals of the planned expansion projects will imply that REC also will have to further strengthen its capital base.

BALANCE SHEET

The total assets were NOK 17 945 million at the end of 2007, which was an increase of NOK 3 165 million during the year. Close to NOK 3 billion of the increase is explained by property, plant and equipment. Total non-current assets increased by NOK 4.5 billion to NOK 10.4 billion at the end of 2007.

Net working capital decreased by NOK 890 million to a negative of NOK 140 million, excluding derivatives and cash and cash equivalents. The decrease was primarily due to higher amounts of current income taxes payable and payables and accruals for capital expenditure.

Equity increased by NOK 1 121 million to NOK 11 757 million during the year, primarily reflecting the profit for the period and partially offset by currency translation differences.

Total interest bearing liabilities amounted to NOK 3.1 billion at the end of 2007, including prepayments from EverQ of NOK 0.3 billion, compared to NOK 2.6 billion at the end of 2006. The increase primarily reflects increased borrowings in EverQ, prepayments from EverQ and financial lease in REC Solar, partially offset by installments in REC ASA and currency effects. As mentioned above, the REC Group is in a net cash position of NOK 3.0 billion, excluding restricted bank accounts and prepayments from EverQ.

SEGMENT ANALYSIS

REC Silicon

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs more than 600 people. A third plant under construction is expected to come into production in 2008, and, including also a fourth expansion project under planning, REC Silicon's capacity for polysilicon production is expected to triple from 2007 to 2010.

REC SILICON - KEY FINANCIAL FIGURES

(NOK million)	2007	2006
Revenues	2 496	2 127
EBITDA	1 347	1 063
EBITDA – margin	54%	50%

REC Silicon's operations comprise REC Solar Grade Silicon LLC (SGS) in Moses Lake, Washington and REC Advanced Silicon Materials LLC (ASiMI) in Butte, Montana. Revenue from the operation was NOK 2 496 million in 2007, which was an increase of 17 percent from NOK 2 127 million in 2006. Measured in USD the revenue increase was 27 percent.

The organic increase was primarily explained by higher production of both silane gas and polysilicon. Measured in NOK, the polysilicon price increase in local currency was partly counterbalanced by a weakening USD.

Overall production of polysilicon amounted to 5 780 MT in 2007, which was an increase of 4 percent from 2006. The production fell below the initial 2007 target of 6 000 MT, due to power outages which negatively affected production at both the Moses Lake and Butte plants in September and October.

In excess of two-thirds of REC Silicon's polysilicon sales volumes were dedicated to REC Wafer in 2007. Shipments of polysilicon were higher than the production also in 2007, reflecting a further drawdown on inventories and increased deliveries of secondary material which attracted high prices in the spot market.

Production and deliveries of silane gas continued to increase in 2007, and REC Silicon further strengthened its dominating position in the growing merchant market for silane gas.

REC Silicon's EBITDA was NOK 1 347 million in 2007, which was an increase of 27 percent from NOK 1 063 million in 2006. The EBITDA-margin improved by four percentage-points to 54 percent. The above mentioned power outages in September and October affected EBITDA negatively by approximately NOK 50 million. The EBITDA included expansion costs of NOK 69 million in 2007, up from NOK 55 million in 2006. The adjusted EBITDA-margin thus increased by four percentage-points to 57 percent, and REC Silicon confirmed its position as an industry cost leader.

The expansion costs mainly relate to early hiring, and REC Silicon overall added more than 140 employees during 2007. In 2008, total expansion costs are expected to amount to approximately NOK 200 million.

The polysilicon production target for 2008 is 7 000 MT, after downward revisions due to delays in the construction of the new plant for production of granular polysilicon in Moses Lake. Commercial production is now expected to start late fourth quarter 2008. The overall capital expenditure for the new plant has been revised to USD 800 million, and the cost-overrun and delay is described in more detail under "Subsequent Events".

In order to maximize output from the existing Siemens-based production facilities in 2008, a planned de-bottlenecking project has been postponed. In the revised schedule, the project will coincide with other planned reactor modifications and is expected to be on-stream towards the end of 2009.

Further ahead, REC Silicon targets production capacity levels of about 19 000 MT of polysilicon and 29 000 MT of silane gas by 2010. A site selection process is ongoing for the possible construction of further capacity which would provide for further production growth from 2012 and beyond.

REC Silicon has entered into contracts covering the entire expected production volume in 2008, and expects average selling prices for polysilicon to be more or less unchanged from 2007 to 2008. Early in 2007, the company entered into a long-term agreement with SUMCO TECHXIV Corp. for supply of polysilicon worth NOK 4.8 billion over a seven year period. The contract combined renegotiated terms for existing supply contracts and an extension of duration and volumes

REC Wafer

REC Wafer employs more than 650 people and produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites in Glomfjord and at Herøya in Norway. Approved capacity expansions are expected to more than triple production to close to 1.7 GW by 2010.

REC WAFER – KEY FINANCIAL FIGURES

(NOK million)	2007	2006
Revenues	4 360	2 455
EBITDA	1 813	825
EBITDA - margin	42%	34%

REC Wafer reported revenues of NOK 4 360 million in 2007, which was an increase of 78 percent from NOK 2 455 million in 2006. The strong revenue growth continues to be driven by increased production, although an increase in average wafer prices of approximately 10 percent also contributed positively.

REC Wafer reconfirmed its position as the leader in production of wafers for solar applications. Measured in megawatt (MW), overall production increased by 65 percent to 506 MW, of which 92 percent were multicrystalline wafers. The production target of 500 MW for the year was thus exceeded.

The production of multicrystalline wafers increased 70 percent to 468 MW, driven by gradually increasing production at the second production line at Herøya through the year. The production of monocrystalline ingots in Glomfjord increased 23 percent to 38 MW in 2007.

REC Wafer EBITDA amounted to NOK 1 813 million for 2007, which was a 120 percent increase from NOK 825 million in 2006. The EBITDA-margin increased by eight percentage-points to 42 percent, reflecting continued strong operational efficiency and cost discipline. The EBITDA included expansion costs of NOK 9 million in 2007, compared to NOK 65 million in the previous year. On an adjusted basis, the EBITDA-margin thus increased by six percentage-points to 42 percent.

REC Wafer will continue to increase production. The planning and phasing-in of new production capacity is expected to entail expansion costs of NOK 200 million in 2008, and temporarily put pressure on the EBITDA-margin.

During 2008 production increases are primarily expected to come from the initial ramp-up phase of a new wafer plant at Herøya. The production target for 2008 is 630 MW, which represents a 24 percent increase from 2007. The anticipated higher use of secondary material in 2008 is also expected to lead to higher processing costs. REC Wafer targets production of close to 1.7 GW by 2010, of which close to 1.4 GW will be multicrystalline wafers, and already entered contracts cover approximately 73 percent of the total estimated production volume through 2010.

The planned new capacity expansions in Singapore, which still are pending approval, will open further growth opportunities by 2012. REC Wafer has contract coverage for the entire expected production volume in 2008, at selling prices which on average are approximately three percent below the 2007 prices, in accordance with terms in long-term contracts and reduction in wafer thickness.

During 2007, REC Wafer signed three major long-terms supply contracts with leading customers in Holland, Belgium and India. In sum, these contracts cover deliveries of gradually increasing volumes in 2008-2015, and the overall contract value is estimated at around NOK 14 billion.

REC Solar

REC Solar employs more than 450 people and produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. Approved capacity expansions are expected to quadruple solar cell production and triple solar module production by 2010, and the planned Singapore-project is expected to significantly increase the capacity for cells and modules towards 2012.

REC SOLAR - KEY FINANCIAL FIGURES

(NOK million)	2007	2006
Revenues	1 116	873
EBITDA	171	195
EBITDA - margin	15%	22%

REC Solar achieved revenue of NOK 1 116 million in 2007, which was an increase of 28 percent from NOK 873 million in 2006. The growth was driven by increased production volumes due to increased capacity.

For 2007, solar cell production increased by 24 percent to 46 MW, whereas module production increased by 27 percent to 42 MW. The annual production volumes were slightly below the target due to a slower than expected ramp-up of new capacity towards the end of the year. As in 2006, almost all of the cell production was sold internally. Average selling prices for modules declined by approximately five percent from the previous year, which was in line with expectations

REC Solar EBITDA declined by 12 percent to NOK 171 million in 2007, compared to NOK 195 million in 2006, and the EBITDA -margin declined by seven percentage-points to 15 percent. Costs were negatively affected by higher wafer prices, and also higher expansion costs compared to the previous year. Expansion costs increased to NOK 52 million from NOK 19 million in the previous year. Adjusted for this, the EBITDA increased slightly in 2007, although the adjusted EBITDA-margin declined by five percentage-points to 20 percent. REC Solar expects to more than triple the production of solar cells to 145 MW in 2008, of which approximately 50 MW will come from the existing production lines and the remainder from two new production lines in Narvik. The first of these is currently in ramp-up, and the second is expected to start production in the second quarter of 2008. The module production is expected to increase by approximately 150 percent to 105 MW, of which 45 MW will come from existing lines and the remainder from expansion projects encompassing new production lines as well as an upgrade of the existing lines.

Cell production is expected to exceed module production in 2008, and approximately 20 MW of solar cells will likely be converted to modules in toll-manufacturing agreements.

The significantly increased production growth in 2008 will entail higher costs related to expansion and ramp-up. In combination with ongoing preparations for future production growth, this will continue to negatively impact the EBITDA-margin. The average margin is expected to be lower during the ramp-up phase in the first quarters of the year, despite that the bulk of the expected expansion costs of NOK 50 million will be incurred later in the year. Already approved expansion plans are expected to establish production levels of 225 MW of solar cells and 150 MW of modules by 2010. The planned new capacity expansions in Singapore, which still are pending Board approval, will increase cell production capacity further and allow REC Solar to become a top-10 global player also in this segment.

In order to increase its presence in key solar markets, REC Solar has opened sales offices in Barcelona, Spain and Munich, Germany. A sales office will shortly be opened in Milan, Italy.

EverQ

EverQ produces solar modules in Thalheim, Germany, based on Evergreen's string-ribbon technology. The company employs approximately 1 000 people, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. In October 2007, the three partners signed a binding Memorandum of Understanding to prepare for an IPO of EverQ.

EVERQ - KEY FINANCIAL FIGURES

(NOK million)	2007	2006
Revenues	371	10
EBITDA	57	3
EBITDA - margin	15%	35%

REC in 2007 recognized NOK 371 million in revenue and EBITDA of NOK 57 million, with a corresponding EBITDA-margin of 15 percent. REC has proportionately consolidated 33.3 percent of EverQ's financial statements line-by-line from December 19, 2006, from which time REC, Q-Cells and Evergreen Solar have been equal partners in EverQ. Due to the short consolidation period in 2006, recognized revenue amounted to only NOK 10 million and EBITDA to NOK 3 million in 2006.

EverQ commenced commercial shipments of solar modules in 2006, and the main focus in 2007 was the ramping-up of EverQ2 which more than triples production capacity to 100 MW. The ramp-up of the wafer plant was completed towards the end of 2007, and is ongoing in the cell and module plants. Total module production was 50 MW in 2007, and is expected to increase to approximately 90 MW in 2008

The partners in 2007 also approved an investment plan of EUR 144 million for construction of EverQ3 during 2008, which will further increase the capacity to 180 MW. REC also offered EverQ a polysilicon supply agreement which will enable further capacity increases to 600 MW. The agreement runs until 2015, and covers approximately 4 000 MT in total with annual volumes peaking at slightly more than 700 MT. EverQ has to confirm its acceptance of the offered polysilicon supply agreement by the end of April, 2008. If accepted, total polysilicon volumes supplied by REC to EverQ under the existing and new agreements could potentially reach 2 200 MT per year.

REC, Evergreen, and Q-Cells in October, 2007, signed a binding *Memorandum of Understanding detailing the required steps to* prepare EverQ for an IPO. Preparations are ongoing, and the time schedule for the IPO will be announced at a later stage.

REC ASA

REC ASA prepares its Financial Statements according to NGAAP. The activities in the parent company REC ASA comprise corporate functions, research and development, business development, project management, and in-house treasury and banking activities.

These activities continued to be scaled up during 2007, and the EBITDA-loss for the parent company increased to NOK 123 million from NOK 80 million in the previous year. Due to the increased activity and complexity of the REC Group, costs are expected to continue to increase also in 2008. Expansion costs related to the major Singapore-projects is estimated at NOK 50 million in 2008.

Profit before tax increased to NOK 501 million from NOK 495 million in 2006. Increased group contribution from subsidiaries, interest on the net cash holding, and gains on derivatives were offset by increased operating costs as explained above, currency losses on financial assets, and impairment of the investment in CSG Solar AG.

After a tax charge of 28 percent, the profit for the year was NOK 340 million, compared to NOK 356 million in 2006. Total equity for the parent company amounted to NOK 9 849 million at December 31, 2007. The increase of NOK 343 million during the year primarily reflects the profit for the year.

At December 31, 2007, REC ASA's interest-bearing liabilities amounted to NOK 1 559 million, compared to NOK 1 877 million at the end of the previous year. REC ASA was net cash positive at year-end.

Total assets increased to NOK 11 693 million from NOK 11 510 million at the end of 2006, primarily reflecting investments in the period.

ALLOCATION OF PROFITS

As described above, the parent company REC ASA had a net profit for the year of NOK 340 million, compared with NOK 356 million in 2006. The Board proposes that the net profit is transferred to other equity. Following this, the parent company had a distributable equity of NOK 1 087 million at December 31, 2007, up from NOK 744 million at the end of the previous year.

Due to the growth strategy and corresponding extensive investment requirements, the Board believes the funds may best be put to use within the company, and thus does not propose any dividends to be paid to the Shareholders for 2007.

SUBSEQUENT EVENTS

REC on January 18, 2008, hosted a Capital Markets Day in Oslo, with more than 250 investors and analysts attending. The three main focus areas were cost reductions, profitable growth, and organizational development. REC also offered its views on market drivers and long-term market growth, the progress on ongoing and planned expansion projects, an update on technology developments and the cost roadmap, and a segment-by-segment business update.

On February 6, 2008, REC announced cost overruns and delays related to the construction of a plant for production of silane gas and granular polysilicon. The cost estimate for the engineering, procurement and construction of the plant in Moses Lake, Washington, was increased by close to 20 percent to close to USD 800 million. The best estimate for the mechanical completion of the plant was postponed by approximately two months, and commercial production is now scheduled to start late fourth quarter 2008.

REC started the project in 2005, and an investment decision for a plant with a design capacity of 6 500 MT of granular polysilicon and 9 000 MT of silane gas was approved in May, 2006. REC has throughout 2007 added resources to avoid negative consequences of an increasingly pressured global engineering, procurement and construction market but has not been able to fully mitigate the negative impact.

Delays in equipment deliveries have been the prime contributor to the expected cost increase and project schedule extension. The delays impact both detailed engineering and construction, and additional costs have been included to mitigate the potential effects of further delays in completion. Both REC and Fluor have strengthened their project management, and Fluor's project management function has been reorganized.

REC Silicon's project organization now counts some 50 people, and a project office has been established in Houston, Texas, to execute future REC Silicon projects.

RISK FACTORS

The global market for PV solar systems has shown strong growth ever since the establishment of REC in 1996. Reports from market analysts indicate that the growth picked up further speed in 2007, and REC shares the predominant analyst view that growth will continue at strong levels also in the coming years. However, the actual growth rate will depend on a number of factors affecting supply and demand.

Besides strong sunshine, REC believes the most important factors driving demand for solar power in the different regions are solar power incentive structures, low interest rates and strong purchasing power, and high energy/power prices.

The growth of solar power has traditionally been supported by a range of different incentive programs in major markets such as Germany, Spain, California and Japan. Over the past few years, incentive schemes like feed-in tariffs and tax credits have been adopted in more regions, most notably in Europe and in the US. Many countries have also implemented legislative environmental targets which are expected to further support the demand for renewable energy sources.

REC believes government initiatives will continue to support solar power investments, and estimates that subsidized demand may increase from 4-5 GW in 2008 to 11-17 GW in 2012. Political and economical developments may potentially affect the incentive schemes negatively. In the US, the federal tax credit was not extended in 2007, and the upcoming election may slow the progress through Congress in 2008. However, new incentive schemes are being implemented in several states and cities. In Germany, proposals are in place to accelerate the decline rate for feed-in tariffs from 2009, and similar proposals may be forthcoming in other European nations. Other major markets are less dependent on incentives, although reduced political support may potentially negatively affect demand also in these regions.

REC primarily addresses this risk through ongoing cost reduction programs, which aim to enable the company to compete in as many regions as possible also without the support of subsidies. Demand for PV solar power has been further supported by a combination of healthy economic growth and low interest rates for several years. In 2007, economic growth has declined in many regions and credit risk premiums have increased. However, interest rates have declined in several major markets, most notably in the US. The effective interest is of high importance to buyers of grid-connected PV solar systems, as depreciation and interest are the most prominent cost items upon the investment. REC estimates that an increase of one percentage-point in long-term residential interest rates generates an increased required price for solar power of close to 3 EUR cents per KWh at current market prices for solar systems. REC ongoing cost program should work to reduce this risk factor, as the cost reductions will significantly reduce the pay-back time for PV-systems.

High power prices have intensified the focus on alternative power sources, and future demand for PV solar power will obviously be dependent on future power prices. Energy prices remained at high levels through 2007, and oil prices - as an example - have increased further to record levels around USD 100 per barrel in 2008. Although many energy analysts expect high energy prices also going forward, a potential drop in power prices may negatively affect demand for solar power in the future.

The growth of the PV solar market also depends on supply-side factors. Access to solar grade polysilicon has been tight for some years and this situation is likely to continue also in 2008. REC strives to balance its production capabilities through the value chain, and its captive production of polysilicon has offered protection and will to a large degree continue to shield the company from this risk factor going forward. However, the announced two-month delay in the completion of the new plant for granular polysilicon highlighted the problem, as the delay will also have effect on production capabilities for wafers.

The solar power industry has been and will continue to be subject to rapid technological change, frequent improvements, new products and services, and ever-changing customer requirements. Competitors may launch new products and services earlier or at more competitive prices, or secure exclusive rights to new technologies. REC firmly believes it holds a solid position from which to meet competition. To fortify and expand its technological fundament, the company will allocate significantly higher resources to R&D going forward. However, REC has in 2006 and 2007 made a number of major investment decisions, which will involve development of a number of new technologies which have not been fully tested in real-scale high-volume production. As exemplified by the announced cost-overrun on the new plant for production of granular polysilicon, the construction and ramp-up of new manufacturing facilities involving new technologies could also cost more than expected. To further mitigate such risks, REC has strengthened its project management resources considerably to align schedules for different expansion projects in a timely and cost-efficient manner.

CURRENCY RISK

REC operates internationally and is exposed to currency risk, primarily to fluctuations in US Dollar (USD), EURO (EUR) and Norwegian Krone (NOK), arising from commercial transactions in currencies other than the entity's functional currency, recognized assets and liabilities, and net investments in foreign operations. When presenting the Financial Statements in NOK, the amounts are affected by the NOK exchange rates when converting the Financial Statements of foreign entities from their functional currencies to NOK.

In December 2007, REC revised its finance policy. This revised finance policy more clearly defines the objectives of the policy, the financial risk profile of REC and the responsibilities under the finance policy. In addition, it has been extended to include additional topics, such as counterparty risk, liquidity management, capital structure, corporate funding and commodity risk. RECs revised finance policy is to cover between 80 percent and 105 percent of expected future cash flows in foreign currencies on a rolling 12 month basis. The policy defines coverage of the net currency exposure for a 48 month period, with gradually declining coverage.

Regarding currency risk, REC should primarily focus on achieving stability and predictability in operating cash flows, preserving the carrying value of net investments, and giving predictability of highly probable (normally Board approved) future payments for investments in foreign currencies.

REC seeks to reduce the risks associated with the net currency exposure primarily by use of various financial instruments, such as forward contracts and currency options. See also note 31 for further information about currency risk and coverage.

INTEREST RATE RISK

Apart from indirect effects of interest rates on revenue and operating cash flow, as described above, REC's interest-rate risk primarily relates to short-term liquidity and interest-bearing financial assets, and interest-bearing long-term borrowings. Interest hedging instruments may be used to control and minimize the company's interest cost within the framework defined in the finance policy. Over time, REC believes that its interest cost will be minimized by a floating interest rate. Interest rate hedging is only to be entered into when REC is in a net-debt position. See note 31 for further information about interest rate risk and coverage.

CREDIT RISK
All new customers are credit checked before entering into long-term contracts. Given the transparency of the industry, the currently relatively small number of end-customers and the strong product demand, the credit risk is generally perceived to be low. Over the course of its history, REC has had only minor losses on its receivables.

LIQUIDITY RISK
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and securing availability of additional funding through committed credit facilities.

The cash raised through the IPO of REC in May 2006, has been invested in a number of different monetary market funds, in the Group cash pool system and other bank deposits, which allows for flexibility if the company should want to act on investment opportunities. Due to the dynamic nature of the underlying businesses, REC also maintains committed credit lines in order to maximize its financial flexibility.

To be able to execute expansions beyond what is already approved, additional funding may be required. The cost and availability will partially depend on market conditions at the different points in time. Capital structure and funding will be a part of major expansion decisions.

ORGANIZATION
At the beginning of 2007, and to reflect expanded strategic focus on cells, modules and systems, the REC Solar divisions overall organizational and management structure was changed. To head up the extended REC Solar division, EVP REC Wafer John Andersen, Jr. was appointed EVP REC Solar & Group COO. Ingelise Arntsen started in the middle of 2007 and replaced Mr. Andersen as the new EVP heading up the REC Wafer division.

With the increasing number of high priority expansion projects, REC has established a separate corporate function entirely focusing on project management and with the overall responsibility for planning and execution of projects in the REC Group. To head this new function, Einar Kilde was hired as EVP Projects at REC ASA in the beginning of October 2007. Strengthening of the REC project organization through developing REC competence, capacity and best practices will secure project development and execution across the divisions.

HEALTH, SAFETY AND ENVIRONMENT
Aiming to be an industry-leader, health, safety and environmental care is a top priority. Several programs are in place to promote a safety-oriented culture and safe practices in all parts of REC, as well as to ensure process safety and mechanical integrity. As in 2006, REC experienced no loss of lives in 2007.

The overall reported number of injuries in REC was 31 in 2007, which is substantially lower than the 54 injuries reported in 2006. Reported injuries are defined as an injury that requires medical attention beyond first aid. The majority of these occurred in the US operations in REC Silicon. All injuries have been documented and measures adopted to avoid recurrence. There were no reports of significant damage to property or equipment in 2007. In REC ASA there were no reportable injuries in 2007.

In general, the working environment in REC is satisfactory. Absence on sick leave was 4.5 percent in 2007, which was an increase from 2.8 percent in the previous year. In REC ASA the absence on sick leave was 0.5 percent in 2007. REC aims to keep sick leave at low levels by continuously improving the working and safety conditions.

EQUAL OPPORTUNITY EMPLOYER
REC and all its subsidiaries are committed to equal employment opportunity in all their employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status. REC requires that all employees cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential.

Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors.

Female employees made up 20 percent of the total number of employees. In REC ASA, 30 percent of the employees were female. Out of a total nine executives on the REC Group management level, the company had two female executives at the end of 2007. This means female representation constitutes 22 percent on the executive level.

At the end of the year, five out of twelve members of the Board of Directors were female.

All employees in REC are required to conduct business in alignment with values established in the company's Code of Conduct.

ENVIRONMENTAL EFFECTS
REC continuously works on assuring the quality of the operations in all its subsidiaries. The Group's vision to become the world's leading provider of highly-competitive solar energy solutions, and thereby reduce the negative environmental impact from traditional energy sources, underlines the Group's emphasis on the significance of the environment.

REC will continue its efforts to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions, and continue to reduce energy consumption and other emissions to the environment. Energy is an important input factor in REC's value chain, in particular in the production of polysilicon. REC continuously strives at reducing the energy consumption as this will also be an important contribution to the total unit cost of production The next significant contribution to reducing energy consumption in polysilicon production will come through implementation of fluidized bed reactor (FBR) technology for production of granular polysilicon in REC Silicon's new plant in Moses Lake, Washington, which will allow for radically reduced energy consumption compared with traditional technologies.

With regards to emissions to air and water, REC conducts its operations in accordance with permits granted by local and national authorities, and all the Group's plants have obtained all necessary permits.

REC ASA does not contaminate the external environment.

SHAREHOLDER RELATIONS
REC puts emphasis on transparency and equal treatment of shareholders. Each share holds one voting right at the General Assembly and there are no limitations to trading of shares. The General Assembly will be open for all shareholders and any shareholder not attending the General Assembly will be given the opportunity to vote by proxy.

During 2007, more than 740 million shares have been traded on the stock exchange, corresponding to approximately 150 percent of the total number of shares outstanding. Per December 31, 2007 the company had more than 10 600 shareholders. REC employs a full-time Investor Relations function, which will attend to any shareholder matters. REC will proactively seek to provide investors and analysts all details to enable them to assess REC's true financial situation as well as risks and opportunities facing the company. REC will submit by web casts all interim presentations, and host an annual capital markets day to enhance investors' and analysts' interest and knowledge in the industry and the company.

CORPORATE GOVERNANCE
The Board of Directors seeks to provide effective governance of business and affairs to ensure long-term benefits of the company's stakeholders. Approved and implemented Corporate Governance principles are built on a set of rules and procedures, which, along with the charters and key practices of the Board Committees, provide the framework for the governance in REC. The Board will annually review the Corporate Governance policy.

The Board appoints from among its own members the members of the three board committees; the corporate governance committee, the compensation committee and the audit committee. In addition a nomination committee has been elected, independent of the Board and the Company's executive management. REC complies fully with the Norwegian Recommendation for Corporate Governance. The Board has a yearly evaluation of their work.

For information about compensation policy, please see note 16.

OUTLOOK
The global market for photovoltaic (PV) solar cells continued to grow strongly in 2007. Average annual growth has been more than 40 percent over the past ten years, and the pace is picking up. In its Quartertly Photovoltaic Industry Update in February, 2008, Navigant Consulting estimates an industry growth rate of 56 percent in 2007, despite continued shortage of solar grade polysilicon. Total module shipments were estimated at 3.1 GW, with customers in Europe accounting for approximately 70 percent. According to Navigant Consulting, Europe for the first time overtook Japan also as the main supplier, with deliveries of more than 1 GW.

Although the risks with regards to factors such as economic growth, interest rates, energy price developments, and solar power incentive structures should be duly noted, REC shares the view of most industry analysts that growth is set to continue at a healthy rate also going forward. Subsidized demand is expected to increase by an average 25-40 percent annually from 2008 to 2012, and in that timeframe further cost reductions should also enable the industry to compete profitably without subsidies in several large geographical markets.

REC kept pace with the strong industry growth also in 2007, and major expansion programs are ongoing in all business areas to secure growth also going forward. The approved expansion rogram will greatly expand the silane gas production and triple the polysilicon production from 2007 to 2010 The wafer capacity is expected to more than triple in the same period, whereas the cell capacity is set for a more than a fourfold increase and module capacities for more than a tripling. Capital expenditure relating to approved projects is expected to amount to approximately NOK 8 billion in 2008. REC has also commenced pre-engineering of a solar power complex in Singapore, which will enable continued strong production growth for wafers, cells and modules beyond 2010, and is also in a site-selection process for further capacity increases for silane gas and polysilicon. The investment decision for the Singapore-project and the announcement of a new silicon site are both expected during the first half of 2008.

In 2008, the company expects an increase in polysilicon production in excess of 20 percent to 7 000 MT and flat polysilicon prices in local currency. Wafer production is expected to increase to 24 percent to 630 MW, with prices expected to decline by an average three percent from 2007 to 2008. Cell production is expected to more than triple to 145 MW, whereas module production is expected to increase by more than 150 percent to 105 MW in 2008. In the first half of 2008, average module prices are expected to decline by approximately five percent from the first half 2007, and further price declines could be expected in the second half of the year.

REC also expects continued growth in production and revenue in EverQ, which has an increasingly significant effect on REC's financial statements. As EverQ EBITDA-margin is lower than the REC Group average, this is expected to adversely affect the Group's average EBITDA-margin.

For the full year 2008, total REC revenue is expected to increase by approximately 25 percent compared to 2007. The expansion projects will entail increased costs for 2008. Defined as costs incurred prior to start-up and commercial production from new plants, total expansion costs have been estimated at

NOK 500 million in 2008, compared to NOK 153 million in 2007. Approximately NOK 200 million relate to REC Silicon, approximately NOK 200 million to REC Wafer, and approximately NOK 50 million to REC Solar. REC ASA is also expected to incur expansion costs of NOK 50 million in 2008, related to the Singapore-project.

Due to investments in new technology centers and ongoing development programs, R&D expenses are set to increase going forward. In 2008, R&D expenses are expected to more than double to NOK 300 million from NOK 111 million in 2007.

REC's cost reducion activites will bring new, lower cost capacity on stream when new plants are fully ramped up. However, the effect of such improvements will be limited in 2008, as new plants come into production towards the end of the year. Existing production will be subject to general cost inflation in 2008, in particular with respect to power prices and other consumables

Sandvika, March 28, 2008

Board of Directors

Ole Enger *Chairman of the Board*	Marcel Egmond Brenninkmeijer *Member of the Board*	Tore Schiøtz *Vice Chairman of the Board*
Roar Engeland *Member of the Board*	Susanne Elise Munch Thore *Member of the Board*	Line Geheb *Member of the Board*
Inger Johanne Solhaug *Member of the Board*	Rolf B. Nilsen *Member of the Board*	**Christian Berg** *Member of the Board*
Mona Stensvik *Member of the Board*	Jørn Mobæk *Member of the Board*	Unni Kristiansen *Member of the Board*
		Erik Thorsen President and CEO

FINANCIAL STATEMENTS REC GROUP & REC ASA

CONTENTS REC GROUP

CONTENTS REC ASA

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2007	2006
ASSETS			
Non-current assets			
Goodwill	7	799 456	792 284
Other intangible assets	7	256 359	254 950
Intangible assets	7	[illegible]	1 047 234
Land and buildings	6	1 330 940	1 005 228
Machinery and equipment	6	3 151 642	2 886 853
Other tangible assets	6	112 695	130 933
Assets under construction	6	3 039 626	620 787
Property, plant and equipment	6	[illegible]	4 643 801
Prepaid capex		909 654	0
Investments in associates	8	8 548	52 658
Investments in shares	10	1 237	1 126
Other non-current receivables		180 194	10 425
Restricted bank accounts*	14	340 774	141 991
Financial assets		[illegible]	206 200
Deferred tax assets	18	230 758	2 742
Total non-current assets		[illegible]	5 899 977
Current assets			
Inventories	13	655 165	508 455
Trade and other receivables	12	1 019 802	995 188
Current tax assets		0	59 323
Derivatives	11	92 918	42 052
Restricted bank accounts	14	20 671	0
Cash and cash equivalents*	14	5 794 897	7 275 548
Total current assets		[illegible]	8 880 566
Total assets		[illegible]	14 780 543

* Non-current restricted bank accounts at December 31, 2006 have been reclassified from current cash and cash equivalents.

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2007	2006
EQUITY & LIABILITIES			
Equity			
Share capital	15	494 315	494 326
Share premium and other paid in capital	15	8 548 841	8 549 744
Paid-in capital	15	[illegible]	9 044 070
Other equity and retained earnings	15	1 380 097	1 134 117
Profit/loss for the period	15	1 333 459	458 330
Other equity and retained earnings		[illegible]	1 592 447
Minority Interests	15	346	0
Total Equity	15	[illegible]	10 636 517
Non-current liabilities			
Retirement benefit obligations	19	116 200	103 231
Deferred tax liabilities	18	310 320	233 714
Non-current financial liabilities, interest bearing	17	2 312 593	2 498 417
Non-current prepayments, interest bearing	17	326 554	0
Provisions and other non-interest bearing liabilities	20	116 871	201 989
Total non-current liabilities		[illegible]	3 037 351
Current liabilities			
Trade payables and other liabilities	20	1 334 985	659 962
Current tax liabilities		480 413	152 854
Derivatives	11	706 363	148 041
Current financial liabilities, interest bearing	17	483 979	145 818
Total current liabilities		[illegible]	1 106 675
Total liabilities		[illegible]	4 144 026
Total equity and liabilities		[illegible]	14 780 543

Sandvika, March 28, 2008
Board of Directors

Ole Enger
Chairman of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Tore Schiøtz
Vice Chairman of the Board

Roar Engeland
Member of the Board

Susanne Elise Munch Thore
Member of the Board

Line Geheb
Member of the Board

Inger Johanne Solhaug
Member of the Board

Rolf B. Nilsen
Member of the Board

Christian Berg
Member of the Board

Mona Stensvik
Member of the Board

Jørn Mobæk
Member of the Board

Unni Kristiansen
Member of the Board

Erik Thorsen
President and CEO

CONSOLIDATED INCOME STATEMENT
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	[illegible]	2006	2005
Revenues	5	6 642 043	4 334 072	2 453 916
Cost of materials		-1 310 700	-806 643	-620 903
Changes in inventories		38 180	66 892	4 477
Employee benefit expenses	23	-1 033 432	-667 950	-409 854
Other operating expenses	22	-1 163 819	-961 778	-597 455
EBITDA		[illegible]	1 964 593	830 181
Depreciation	6	-481 997	-333 877	-201 353
Amortization	7	-91 725	-44 481	-13 648
Impairment	6	-10 859	-11 807	-13 733
EBIT		[illegible]	1 574 428	601 447
Share of loss of associates	8, 24	-45 465	-18 330	-7 052
Financial income	24	314 639	164 173	6 261
Financial expenses	24	-63 563	-148 500	-145 572
Net currency gains/losses	24	-345 737	-50 232	68 036
Net gains/losses derivatives	24	-470 218	18 640	0
Fair value & foreign exchange effect on convertible loans	24	0	-796 219	-493 037
Net financial items		[illegible]	-830 468	-571 364
Profit before tax		[illegible]	743 960	30 083
Income tax expense	18	-643 994	-285 630	-26 160
Profit for the period		[illegible]	458 330	3 923
Attributable to:				
Minority interests		-106	0	0
Equity holders of REC ASA		1 333 459	458 330	3 923
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)				
– basic	25	2.70	1.03	0.01
– diluted	25	2.70	1.03	0.01

EBITDA is earnings before net financial items, income taxes, depreciation, amortization and impairment.
EBIT is earnings before net financial items and income taxes.

0218

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ LOSS	TOTAL
Year 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges								
– valuation gain/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
– transferred to profit/loss for the period*	0	-13 445	0	48 019	0	0	0	34 574
Total income and expense recognized directly in equity	-40 236	34 864	9 807	-121 158	76 817	0	0	-39 906
Profit for the period	0	0	0	0	0	0	458 330	458 330
Total income and expense in the period	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
At December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Year 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								
– valuation gain/losses taken to equity	0	-30 139	0	107 569	0	0	0	77 430
– transferred to profit/loss for the period *	0	2 492	0	-8 900	0	0	0	-6 408
Total income and expense recognized directly in equity	-331 652	5 922	-8 617	98 669	23 322	0	0	-212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Total change attributable to:								
Equity holders of REC ASA	-331 643	5 922	-8 617	98 669	23 322	0	1 333 459	1 121 112
Minority interest	-9	0	0	0	0	0	-106	-115
Total change in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997

***Cash flow hedge – transferred to profit/loss for the period affected the following line items in the income statement**

(NOK IN THOUSAND)	2007	2006
Revenues	34 987	-37 563
Cost of materials	-26 087	-10 456
Total	[illegible]	-48 019

CONSOLIDATED STATEMENT OF CASH FLOWS
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2007	2006	2005
Cash flows from operating activities				
Profit/loss before tax		1 977 347	743 960	30 083
Income taxes paid		-365 020	-182 667	0
Depreciation, amortization and impairment		584 581	390 165	228 734
Associated companies		45 463	18 330	7 052
Fair value/foreign exchange effect on convertible loan		0	796 219	493 037
Changes in trade receivable and prepayments from customers		-130 187	-531 813	-407 507
Changes in inventories		-172 798	-140 335	-1 854
Changes in trade payable and prepaid expenses		115 421	152 911	299 164
Changes in derivatives		606 124	128 743	-22 947
Currency effects not operating activities		369 342	67 647	-68 000
Other items		24 841	-64 303	-1 775
Net cash flow from operating activities		[illegible]	1 378 857	555 987
Cash flows from investing activities				
Cash payments for shares (incl. associates)		-3 309	-15 690	-114 510
Proceeds from finance receivables and restricted cash		17 251	25 703	0
Payments finance receivables and restricted cash		-185 400	0	0
Proceeds from sale of property, plant and equipment and intangible assets		2 360	35 672	1 905
Payments for property, plant and equipment and intangible assets		-4 301 550	-1 540 613	-445 027
Proceeds from investment grants		45 825	6 126	18 593
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased *	9, 30	-28 369	-144 923	-1 888 335
Net cash flow from investing activities		[illegible]	-1 633 725	-2 427 374
Cash flows from financing activities				
Proceeds from issuance of shares, net of related costs		0	6 777 671	34 000
Repayment of equity		-916	0	0
Proceeds from issuance of convertible bond		0	0	913 080
Repayment of borrowings		-343 400	-52 284	-906 301
Proceeds from borrowings		598 735	296 907	1 935 433
Net cash flow from financing activities		[illegible]	7 022 294	1 976 212
Effect on cash and cash equivalents of changes in foreign exchange rates		-336 991	-5 840	10 697
Net increase/decrease in cash and cash equivalents		-1 480 651	6 761 586	115 522
Cash and cash equivalents at January 1*		7 275 548	513 962	398 440
Cash and cash equivalents at December 31*		[illegible]	7 275 548	513 962

* Restricted bank accounts of USD 22.7 million have for 2005 and 2006 been reclassified from cash and cash equivalents to cash payments on purchase of subsidiaries and joint ventures, net of cash purchased in 2005.

INDEX OF THE FINANCIAL STATEMENT NOTES REC GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS REC GROUP

1. GENERAL INFORMATION

Renewable Energy Corporation ASA (the Company) and its subsidiaries (together the REC Group) have a significant presence in the international solar energy industry. The areas of operation are principally the development and sale of products related to the photovoltaic (PV) industry. The Company is a limited company incorporated and domiciled in Norway. The address of its registered office is Kjørboveien 29, Sandvika.

These consolidated financial statements have been approved for issue by the Board of Directors on March 28, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1 BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column. The consolidated financial statements of the REC Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of derivative instruments at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

2.2 CONSOLIDATION

(a) Subsidiaries

Subsidiaries are all entities over which the REC Group has the power to govern the financial and operating policies, generally requiring a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights or options that are currently exercisable or convertible are considered when assessing whether the REC Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the REC Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the REC Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of REC Group's share of the identifiable net assets acquired is recorded as goodwill (see note 2.7). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. Step acquisitions: both an increase in ownership of a jointly controlled entity that becomes a subsidiary and an increase in ownership in a subsidiary company are accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Jointly controlled entities

The REC Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Accordingly, the REC Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the REC Group's financial statements. Unrealized gains on transactions between the REC Group and its jointly controlled entities are eliminated to the extent of REC Group's interest in the entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. An increase in ownership of a shareholding that becomes a jointly controlled entity is accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable (see note 2.7).

(c) Associates

Associates are entities over which the REC Group has significant influence but not control or joint control, generally encompassing a shareholding of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost (see note 2.7). The REC Group's share of its associates' post-investment profits or losses is recognized in the income statement. The cumulative post-investment movements are adjusted against the carrying amount of the investment. When the REC Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the REC Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains on transactions between the REC Group and its associates are eliminated to the extent of the REC Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 SEGMENT REPORTING

A business segment is a distinguishable component of the REC Group that is engaged in providing products that are subject to risks and returns that are different from those of other business segments; this also corresponds to the internal management reporting in the REC Group. A geographical segment breakdown is based on the REC Group's major markets and site locations (see note 5).

2.4 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the REC Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in NOK which is the parent company's functional and presentation currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates. Foreign exchange gains and losses resulting from the settlement or the translation of monetary assets and liabilities are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges, qualifying net investment hedges or as a part of a net investment.

(c) Group companies
The results and financial position of all the REC Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) Assets and liabilities for each balance sheet presented are translated at the closing rate;
(ii) Income and expenses for each income statement are translated at average exchange rates; and
(iii) All resulting exchange differences from translation are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, including monetary items that are regarded as a part of the net investment, and of borrowings and other currency instruments designated as hedges of such investments, are included in shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale. The REC Group did not at December 31, 2007 or 2006 hold any borrowings or other currency instruments accounted for as net investments hedges.

2.5 CURRENT/NON-CURRENT
An asset/liability is classified as current when it is expected/due to be realized or settled within twelve months after the balance sheet date. All derivatives that are not designated and effective as hedging instruments are accounted for as "held for trading" and classified as current assets/liabilities. Further, derivatives that hedge purchase and sale of goods are classified as current assets/liabilities.

2.6 PROPERTY, PLANT AND EQUIPMENT
Land and buildings primarily consist of operating plants and offices. All property, plant and equipment are stated at historical cost less accumulated depreciation and unreversed impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition, construction or installation of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the REC Group and the cost of the item can be measured reliably. All other costs are charged to the income statement during the financial period in which they are incurred. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method, to their residual values over their estimated useful lives. The assets' residual values, if any, depreciation method and useful lives are reviewed at least annually and related depreciation rates are adjusted prospectively. Depreciation commences when the assets are ready for their intended use.

2.7 INTANGIBLE ASSETS
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the REC Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill related to associates is included in the carrying value of investments in associates. Goodwill is carried at cost less accumulated impairment losses.

(b) Other intangible assets
Other intangible assets that have a definite useful life are carried at historical cost less accumulated amortization and unreversed impairment losses. Amortization is calculated using the straight-line method to allocate the cost of other intangible assets over their estimated useful lives. Amortization commences when the assets are ready for their intended use. The REC Group has no intangible assets with indefinite lives other than goodwill. The assets' residual values, if any, amortization method and useful lives are reviewed at least annually and related amortization rates are adjusted prospectively.

(c) Research and development
Research expenditures are recognized as an expense as incurred. Costs incurred on development projects (relating to the design, construction and testing of a chosen alternative for new or improved materials, devices, products, processes or systems) are capitalized as intangible assets when it is probable that the project will be successful considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. Development costs with a finite useful life that have been capitalized are amortized from the time the assets are ready for their intended use, which normally is at commencement of the commercial use.

2.8 IMPAIRMENT AND DERECOGNITION OF NON-FINANCIAL ASSETS AND CASH GENERATING UNITS
Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in a separate line item as a part of earnings before interest and taxes (EBIT) in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing. Currently, each of those individual or groups of cash-generating units represents the REC Group's investment determined by each operating company except for REC Silicon where goodwill is allocated to the primary reporting segment. Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Losses on derecognition include assets that are disposed of and assets with no foreseeable future economic benefits. Gains and losses on disposals are determined by comparing proceeds with carrying amount and are reported as a part of EBIT. When applicable, gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the disposed entity. Losses due to assets assessed as having no future economic benefits are reported as an impairment loss.

2.9 FINANCIAL ASSETS AND LIABILITIES

The REC Group classifies its financial assets in the following categories: held for trading (derivatives, except for derivatives that are designated and effective as hedging instruments), loans and receivables, available-for-sale financial assets and hedging instruments. Financial liabilities are held for trading (derivatives, except for derivatives that are designated and effective as hedging instruments), hedging instruments or recognized at amortized cost. The classification depends on the purpose for which the financial assets and liabilities were acquired/incurred. Management determines the classification of its financial assets and liabilities at initial recognition and re-evaluates this designation when appropriate.

Financial assets and liabilities held for trading comprises primarily derivatives that are not designated and effective as hedging instruments, including the ineffective portion of a qualifying hedging instrument.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets are primarily shares owned less than 20 percent. At December 31, 2007 and 2006, the REC Group had insignificant available-for-sale financial assets.

Financial assets and liabilities are initially recognized at fair value plus transaction costs except for derivatives. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the REC Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets held for trading are subsequently carried at fair value, unless fair value cannot be reliably measured in which case they are measured at cost. Loans and receivables are carried at amortized cost which for current items approximates historical cost.

Gains or losses arising from changes in the fair value of financial assets and liabilities held for trading are included in the income statement as part of financial items.

2.10 ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The REC Group uses derivative financial instruments to hedge a portion of its risks associated with interest rate and foreign currency fluctuations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative, as long as the REC Group has no intention and ability to settle the contracts net. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged. Derivatives are categorized as held for trading unless they are designated and qualify as hedging instruments.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with gains or losses reported in profit or loss. Currently, for the REC Group this is relevant for currency derivatives embedded in committed sales contracts in which the currency in the contract is not the functional currency of one of the parties to the contract. The embedded currency derivative is separated based on the forward currency rates at the date of the contract and the host contract is treated as a sales contract in the relevant REC entity's functional currency.

Beginning in 2006, the REC Group designated certain derivative financial instruments to hedge a portion of its risks associated with foreign currency fluctuations related to highly probable future purchase or sales transactions and applied hedge accounting. At the inception of a hedge relationship, the REC Group formally designates and documents the hedge relationship to which the REC Group wishes to apply hedge accounting and the risk management objective and the strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to change in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

At year-end 2007 and 2006, the REC Group only applied cash flow hedges to hedge highly probable transactions such as the purchase and sale of goods in a foreign currency. In 2007, EverQ applied hedge accounting for some interest rate swaps. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in profit or loss. Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when a forecasted sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecasted transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecasted transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

2.11 INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost for inventory with different nature or use is determined using the first-in, first-out (FIFO) or average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The REC Group is integrated in the value chain, and REC entities sell goods to other REC entities. Consequently, finished goods for one REC entity become raw materials or work in progress for another REC entity. The classification by the separate entities is also used in the classification in REC's consolidated financial statements.

2.12 TRADE RECEIVABLES

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less provisions for impairment. A provision for impairment of trade receivables is recognized in the income statement and is established when there is objective evidence that the REC Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, are considered indicators that the trade receivable is impaired.

2.13 CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash in hand and demand deposits at banks and money market funds. Bank accounts that according to agreements cannot be used within twelve months are classified as non-current restricted bank accounts. They are not included as a part of cash and cash equivalents in the cash flow statement. They are classified as current restricted bank accounts when the restriction is expected to be more than three months but less than twelve months.

2.14 SHARE CAPITAL
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 BORROWINGS
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period the borrowings are outstanding using the effective interest method. The REC group had two convertible bonds that were denominated in a foreign currency. Following IFRIC guidance *(IFRIC Update April 2005)*, a foreign currency convertible bond is not a compound financial instrument and is classified wholly as a liability in the financial statements. Following IAS 39 *Financial Instruments*, by definition, foreign currency denominated convertible debt contains an embedded derivative in relation to the conversion option, and must be remeasured to market at each reporting date with the change in fair value recognized to profit or loss. All of the bonds were converted to equity during 2006 at the fair values at time of conversion (see note 27).

2.16 INCOME TAX
Income tax expense represents the total of the tax currently payable (current tax) and the change in deferred tax allocated to the income statement. The current tax is based on taxable profit for the year. Taxable profit differs from profit/loss before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years (temporary differences) and it further excludes items that are never taxable or deductible. Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. For the REC Group this is relevant for some government grants.

Current and deferred tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related tax asset is realized or the tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the REC Group intends to settle its current tax assets and current tax liabilities on a net basis.

Deferred tax is provided on undistributed earnings in subsidiaries, associates and jointly controlled entities to the extent that the future dividend is taxable, except where the timing of any dividend is controlled by the REC Group and it is probable that the dividend will not be distributed in the foreseeable future.

2.17 PROVISIONS
Provisions for environmental restoration, asset retirement obligations, restructuring costs, long-term bonuses, product warranties and legal claims are recognized when: the REC Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Assessment of fair value and likelihood is made at each reporting date. Provisions are measured at the management's best estimate of the expenditures expected to be required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

2.18 PENSION/POST RETIREMENT OBLIGATIONS
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity via the Statement of Recognized Income and Expense in the period in which they arise.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. A curtailment occurs when the Group either is demonstrably committed to make a material reduction in the number of employees covered by a plan; or amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

For defined contribution plans, the REC Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. When sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined benefit plan, the plan is accounted for as if it were a defined contribution plan.

2.19 REVENUE RECOGNITION
Revenues are primarily generated from sale of goods: polysilicon, silane gas, wafers, ingots, cells and modules.

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates, discounts and expected returns.

Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. The REC Group's opinion is that it has no significant difficulties in deciding when delivery has occurred. Delivery is normally according to terms in the relevant contracts. When REC products are sold with a right of return for damaged goods, experience is used to estimate and provide for such returns at the time of sale.

When sub-contractors are used to perform parts of the production, eg wafer cutting or cell production, revenues are not recognized on the delivery to these sub-contractors as they are regarded as agents. Instead a cost for the production service is recognized at the time the revenue for sale to the customer is recognized.

The REC Group has some long-term contracts in different segments where sales prices and volumes are predetermined, with some adjusting mechanisms. The contracts are often take-or-pay contracts or take-and-pay contracts. The volumes and prices may vary between years, and some are declining over time and some increasing. The customer may also be able to choose various product types and qualities each period. The REC Group has determined that each year's prices and quantities are separate deliveries and revenues should be recognized according to the contract terms for the individual year.

Some products, primarily modules, are sold with product warranties. The expected warranty amounts are recognized as an expense at the time of sale, and are adjusted for subsequent changes in estimates or actual outcomes.

2.20 INTEREST AND DIVIDEND INCOME
Interest income is accrued on a time basis. Dividend income from investments is recognized when the shareholders' rights to receive payment have been established, normally on the declaration date.

2.21 LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating leases. The evaluation is based on the substance of the transaction. The criteria that primarily has been the decisive factor for the REC Group in concluding that a finance lease exists is when the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset at the inception of the lease.

According to IFRIC 4 *Determining whether an arrangement contains a lease* the REC Group may enter into an arrangement that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset; and (b) the arrangement conveys a right to use the asset.

Assets held under finance leases are recognized as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The leased assets are depreciated over the shorter of the useful life of the asset or the lease term. The corresponding liability to the lessor is included in the balance sheet as an interest-bearing liability. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.22 DIVIDEND DISTRIBUTION
Dividend distributions to the Company's shareholders are recognized as a liability in the REC Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 GOVERNMENT GRANTS
Government grants are recognized at their fair values when there is reasonable assurance that the grants will be received and the REC Group will comply with all attached conditions (see Note 22). Government grants related to assets are presented in the balance sheet as a reduction to the carrying amount of the assets and reduce depreciation in the income statement. Government grants relating to income are deducted in reporting the related expenses.

2.24 ADJUSTMENTS AND RECLASSIFICATIONS
Bank accounts that cannot be used within twelve months due to contractual obligations are classified as non-current restricted bank accounts and are not included as a part of cash and cash equivalents in the cash flow statement. NOK 142 million (USD 22.7 million) was reclassified from cash and cash equivalents in the balance sheet as of December 31, 2006, to non-current restricted bank accounts (see note 2.13), which also affected the presentation of cash and cash equivalents in the 2006 and 2005 cash flow statements.

2.25 NEW STANDARDS ETC.
(a) Standards, interpretations and amendments to published standards implemented at January 1, 2007:
IFRS 7 *Financial instruments: disclosures and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and disclosure requirements in IAS 32, *Financial Instruments: Disclosure and Presentation*. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. IFRS 7 and the amendment to IAS 1 have increased note disclosures for the REC Group.

(b) Standards, interpretations and amendments to published standards that are not effective at December 31, 2007:
Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the REC Group's accounting periods beginning on or after January 1, 2008. The Group has not early adopted these.

(i) Those that are expected to have an effect on the REC Group's Financial Statements in the future are:

IFRS 8 *Operating segments* (effective from January 1, 2009, early adoption possible). IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The proposals would therefore require explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. The REC Group anticipate that IFRS 8 will not have a material affect but has not concluded on the potential impact of IFRS 8 or whether the REC Group will implement IFRS 8 early.

Revised IAS 1 *presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009. Early adoption is possible. IAS 1 was not approved by the EU Commission as of March 28, 2008). IAS 1 replaces IAS 1 *Presentation of Financial Statements* (revised in 2003) as amended in 2005. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The REC Group's preliminary evaluation is that the potential impact of IAS 1 is limited. The REC Group has not decided if it will implement IAS 1 early.

Revised IAS 23 *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009. Early adoption is possible). The revised IAS 23 removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This change in IAS 23 will not constitute a change in accounting policy for the REC Group.

IFRIC 12 *Service Concession Arrangements* (effective for annual periods beginning on or after January 1, 2008. IFRIC 12 was not approved by the EU Commission as of March 28, 2008). IFRIC 12 provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. The REC Group has not identified any Service Concession in the past for which IFRIC 12 will change the accounting, but IFRIC 12 may be relevant for future periods.

Revised IFRS 3 *Business Combinations*. The IFRS replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 (as amended in 2008) is applied at the same time. The revised IFRS 3 was not approved by the EU Commission as of March 28, 2008. The objective of the IFRS is to enhance the relevance, reliability and comparability of the information that an entity provides in its financial statements about a business combination and its effects. It does that by establishing principles and requirements for how an acquirer:

- recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree;
- recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase;
- and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

The REC Group has not concluded on the potential impact of the revised IFRS 3 or whether the REC Group will early implement the IFRS.

Revised IAS 27 *Consolidated and Separate Financial Statements*. The amended Standard must be applied for annual periods beginning on or after July 1, 2009. Earlier application is permitted. However, an entity must not apply the amendments for annual periods beginning before July 1, 2009 unless it also applies IFRS 3 (as revised in 2008). The revised IAS 27 was not approved by the EU Commission as of March 28, 2008. The objective of IAS 27 is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The Standard specifies:

- the circumstances in which an entity must consolidate the financial statements of another entity (being a subsidiary);
- the accounting for changes in the level of ownership interest in a subsidiary;
- the accounting for the loss of control of a subsidiary; and
- the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiaries. The REC Group has not concluded on the potential impact of the revised IAS 27 or whether the REC Group will early implement the IAS.

(ii) Those that are not expected to affect the REC Group's Financial Statements in the future, because they relate to issues that have not been relevant for financial years up to, and including December 31, 2007, are:

Amendments to IAS 32 *Financial Instruments: Presentation* and IAS 1 *Presentation of Financial Statements* (as revised in 2007) and consequential amendments to IFRS 7 *Financial Instruments: Disclosures*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRIC 2 *Members' Shares in Co-operative Entities and Similar Instruments*. The amendments result from proposals that were contained in an exposure draft of proposed amendments to IAS 32 and IAS 1–*Financial Instruments Puttable at Fair Value and Obligations Arising on Liquidation* published in June 2006.

Amendments to IFRS 2 *Share-based Payment*. The amendments finalize the proposals that were contained in the exposure draft of proposed amendments to IFRS 2–*Vesting Conditions and Cancellations* published in February 2006.

IFRIC 11 IFRS 2–*Group and Treasury Share Transactions*. This Interpretation addresses two issues. The first is whether the following transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2: (a) an entity grants to its employees rights to equity instruments of the entity (eg share options), and either chooses or is required to buy equity instruments (ie treasury shares) from another party, to satisfy its obligations to its employees; and (b) an entity's employees are granted rights to equity instruments of the entity (eg share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed.

IFRIC 13 *Customer Loyalty Programmes*. This Interpretation applies to customer loyalty award credits that (a) an entity grants to its customers as part of a sales transaction, ie a sale of goods, rendering of services or use by a customer of entity assets and (b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services. The Interpretation addresses accounting by the entity that grants award credits to its customers.

IFRIC 14, IAS 19-*The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*. The issues addressed in this Interpretation are: (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions, (c) when a minimum funding requirement might give rise to a liability.

3. FINANCIAL RISK MANAGEMENT

3.1 FINANCIAL RISK FACTORS

The REC Group's activities expose it to a variety of financial risks: market risk (primarily currency and interest-rate risk), credit risk and liquidity risk. The REC Group finance policy was originally established in 2005 and the main principles were included in the IPO Prospectus as of May 2006. At March 31, 2006 financing was transferred from the subsidiary level to the REC Group level to enable a centralized management of financial risks. In December 2007, the REC Group revised its finance policy. This revised finance policy more clearly defines the objectives of the policy, the financial risk profile of the REC Group and the responsibilities under the finance policy. In addition, it has been extended to include additional topics, such as counterparty risk, liquidity management, capital structure, corporate funding and commodity risk. The REC finance policy does not apply to Joint ventures and Associates of the REC Group.

The revised finance policy aims at creating predictability and stability in operational cash flows and values, and preserving the carrying value of net investments, long-term receivables, deposits and borrowings. The policy sets the framework and limits for hedging activities in the REC Group in order to maintain a low to moderate financial risk profile. All hedging transactions should be undertaken in order to reduce negative impacts of changes in financial markets on values and operational cash flow. The REC Group uses derivative financial instruments to hedge exposures arising from operational, financing and investment activities in accordance with the finance policy.

(a) Currency risk

The REC Group operates internationally and is exposed to currency risk, primarily to fluctuations in US Dollar (USD), EURO (EUR) and Norwegian Krone (NOK), arising from commercial transactions in currencies other than the entity's functional currency, recognized assets and liabilities, and net investments in foreign operations. The REC Group's revised finance policy is to cover between 80 percent and 105 percent of expected future cash flows on a rolling 12 month basis. The policy defines coverage of the net exposure for a 48 month period, with gradually declining coverage. The hedge position should normally be updated on a quarterly basis in accordance with the hedging matrix defined in the finance policy.

The REC Group should primarily focus on achieving stability and predictability in operating cash flows, preserving the carrying value of net investments, and giving predictability of highly probable (normally Board approved) future payments for investments in foreign currencies. Operational cash flow and cash flows related to future investments shall be hedged separately. To manage currency risk arising from commercial transactions, REC entities may use forward contracts, including flexible forward contracts and participating forward contracts, swaps or options. The REC subsidiaries manage their currency risk by entering into foreign exchange contracts through REC ASA or by using embedded derivatives. REC ASA manages the currency risk on an overall Group level and establishes external foreign exchange contracts with banks. In 2007 and 2006, hedge accounting according to IAS 39 *Financial Instruments* was used for cash flow hedges of certain revenues and expenses of REC Wafer. Currency hedging is also performed in other REC Group companies without hedge accounting treatment. This primarily relates to REC ASA for foreign currency monetary items and REC ScanCell's net sales in EUR. In 2007, REC Wafer's hedges of future purchases in USD using embedded derivatives were not hedge accounted.

Hedging of net investments was not included in the previous finance policy, and procedures were not in place at year-end 2007 for such hedging.

In order to achieve stability and predictability in operational figures and investments, the REC Group will consider whether hedge accounting under IAS 39 should be established for hedging of currency risk. To achieve IAS 39 hedge accounting there are extensive requirements for documentation, effectiveness testing, calculating fair values and ineffectiveness, conduct accounting entries, provide note disclosures etc. These requirements will have a cost element due to the resources needed in order to achieve and maintain IAS 39 hedge accounting. However, even though economic hedge is achieved, IAS 39 hedge accounting may not be achievable or only partially achievable in some cases.

When presenting the financial statements in NOK, the amounts are affected by the NOK exchange rates when converting the financial statements of foreign entities from their functional currencies to NOK.

(b) Credit risk

The REC Group has some concentrations of credit risk as it has a few large wholesale customers in the solar and electronic industry in Europe, USA and Asia. Policies are in place to ensure that sales of products are only made to customers with an appropriate credit history in combination with requirements for various payment guarantees or prepayments. The REC Group has experienced minimal losses on receivables. Management's opinion is that the REC Group has no significant concentration of credit risk.

Intra group balances are eliminated on consolidation of subsidiaries. The REC Group proportionally consolidates 33.33 percent of EverQ, and consequently the REC Group has some credit exposure related to loans and guarantees provided to EverQ. The REC Group also has provided some loans to the associate CSG Solar AG and vendors. These are limited amounts and have consequently no significant credit risk.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. Any positive values in embedded derivatives do not contain any credit risk before sales are made and receivables are established.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and having availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the REC Group aims to maintain a high degree of financial flexibility by keeping sufficient cash and cash equivalents or committed credit facilities available. At year-end 2007 and 2006, the net cash position, committed credit facilities and expected future cash flow from operating activities were expected to provide ample funding for approved capacity expansions. The REC Group plans for further significant expansion projects, including the establishment of a major solar manufacturing complex in Singapore. Board approvals of the planned major expansion projects will imply that the REC Group also will have to evaluate additional funding.

(d) Interest rate risk

Changes in market interest rates affect the fair value of assets and liabilities or the variability in cash payments. The REC Group is exposed to interest rate risk through funding and cash management activities. Interest bearing assets and liabilities primarily carry variable interest. Subsequent to the equity increase in May 2006, the REC Group has held interest-bearing assets primarily exposed to changes in NOK interest rates and to some extent USD interest rates (see note 31 for interest rate sensitivity). Borrowings through REC ASA are primarily exposed to changes in NOK interest rates and to some extent USD interest rates. Borrowings of EverQ carry EUR interest rates, that are fixed or for which interest rate swaps have been entered into for the purpose of converting the net exposure to fixed rate. Interest income and interest expense in the income statement, as well as interest receipts and payments, are influenced by interest rate changes for financial instruments that carry variable interest rates.

Interest hedging instruments may be used to control and minimize the company's interest cost within the framework defined in the finance policy. Over time, the REC Group believes that its interest expenses will be minimized by a floating interest rate. Interest rate hedging is only to be entered into when the REC Group is in a net-debt position. The interest-rate hedging of the Group's net debt portfolio (excluding finance lease debt) should be measured by an average interest lock-in period (duration). According to the revised finance policy, the duration for the net-debt position in the REC Group shall not at any time exceed 2.5 years, measured on an average interest commitment. Normally, the duration should be less than 1.5 years and it may be zero. The net total volume of outstanding interest-rate hedging instruments should at no point exceed the sum of the outstanding and approved borrowings.

During 2007, the joint venture EverQ has established cash flow hedge of some variable interest-rate liabilities.

(e) Hedging of risk related to input factors
According to the revised finance policy, REC subsidiaries that have a high portion of total costs from a specific input factor shall hedge the risk of significant negative movements in prices. The extent of a significant negative movement is evaluated in each case considering the effect of price increases and price volatility for the relevant input factor on the operating results for the subsidiary. Price risk for the input factor should be hedged primarily through long-term contracts. Financial instruments may also be used for hedging significant changes in the price of important input factors. As of year-end 2007, no such hedges have been conducted.

3.2 FAIR VALUE ESTIMATION
In 2005 and 2006, profit was significantly negatively affected by non-cash effects from changes in the fair value assessment and foreign exchange effects of two convertible loans. During 2006, these loans were converted to equity (see note 27).

The fair value of foreign exchange derivatives (see note 11) is calculated based on quoted currency rates at the reporting dates. For complex instruments (flexible and participating forward contracts) the calculation includes usage of commonly accepted valuation models. The fair value calculations were performed by independent banks.
The REC Group had insignificant financial assets available for sale at December 31, 2007 and 2006

Estimated fair values of financial instruments are shown in note 31.

3.3 CAPITAL STRUCTURE
The REC Group is engaged in production of silane gas and polysilicon for the solar and electronic industry, wafers and ingots for solar applications, and manufacturing of solar cells and solar modules. In light of the REC Group's ambitions to have strong, profitable growth at least in line with the development of the PV industry, the REC Group needs to define an appropriate and sustainable capital structure as well as fund expected growth. In determining the appropriate capital structure for the REC Group, various factors have been considered. These include risks associated with the REC Group's business profile, the fact that the PV industry has high capital intensity, particularly upstream, and the expected unfavorable impact on the demand for REC Group's products and higher cost of capital from increased interest rates. Also, PV is a relatively new business with limited history and is still dependent on governmental incentives in various countries to a great extent.

The finance policy approved by the Board of Directors in December 2007 states that the REC Group shall have sufficient equity capital at all times to implement the business strategies and have financial flexibility in relation to possible new investments and acquisitions. In addition, the REC Group shall maintain access to various sources of funding. Further, the REC Group shall have financial flexibility in relation to creditors and the capital markets. In order to support the REC Group's growth ambitions and have sufficient financial flexibility in relation to new investment opportunities, the REC Group should maintain a capital structure that has good headroom in relation to the financial covenants as defined in the NOK 5,425 million Multicurrency Term and Revolving Facilities Agreement dated March 23, 2006 (as amended and restated pursuant to an Amendment and Restatement Agreement). This loan agreement requires that REC Group maintains a gearing ratio (net interest bearing debt, as of the last day of each quarter, to EBITDA) that is not more than 2.5, and that the equity ratio (total equity to total assets) shall not be less than 30 percent.

The REC Group may adjust the amount of dividend paid to shareholders, repurchase shares, issue new shares, sell assets to reduce debt, repay or issue debt in order to maintain or modify the capital structure. For the fiscal years 2007 and 2006, the Board of Directors recommended not to pay dividends.

Neither REC ASA nor any of its subsidiaries are subject to other externally imposed capital requirements.

The following table shows the calculation of the gearing and equity ratio at December 31.

NOK IN THOUSAND	2007	2006
Interest-bearing financial liabilities*	2 796 572	2 644 235
Cash and cash equivalents**	-5 794 897	-7 275 548
Net debt REC Group including EverQ***	-2 998 325	-4 631 313
Of which EverQ net debt proportionally consolidated	351 415	45 301
Net debt excluding EverQ***	-3 349 740	-4 676 614
EBITDA REC Group	3 172 272	1 964 593
Of which EverQ proportionally consolidated	56 514	3 468
EBITDA excluding EverQ	3 115 758	1 961 125
Total assets REC Group	17 945 337	14 780 543
Of which EverQ proportionally consolidated	1 131 832	695 526
Total assets excluding EverQ	16 813 505	14 085 017
Total equity REC Group	11 757 060	10 636 517
Gearing ratio (Max 2.5)	NA***	NA***
Equity ratio (Min 30%)	70%	76%

* Excludes prepayments from EverQ, see note 17.

** Excludes restricted bank deposits, see note 14.

*** REC Group was in a net cash position at December 31, 2007 and 2006.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

4.1 CRITICAL JUDGMENTS IN APPLYING THE REC GROUP'S ACCOUNTING POLICIES

Management's judgments having the most significant effect on amounts recognized in the financial statements are discussed below and in the relevant notes.

(a) Deferred tax on undistributed earnings

According to current regulations and tax treaty, withholding tax of 15 percent would apply on any dividends paid by the REC Group's operations in the US to the parent company in Norway. REC ASA controls the distribution of future dividends from the US operations, and has determined that those profits will not be distributed in the foreseeable future. Consequently, REC ASA has not recognized a deferred tax liability on these undistributed earnings. If, at a later point in time this evaluation changes or dividends are distributed under the current regulations and tax treaty, additional tax expense will be recognized in the relevant periods.

(b) Functional currencies

The REC Group's presentation currency and the parent company's (REC ASA's) functional currency is Norwegian Krone. The REC Group management has evaluated the functional currency of the different REC entities. The functional currency for most REC entities corresponds to the currency of the countries in which they operate. However, for the Norwegian and Swedish operations the facts and circumstances are mixed and the conclusion is not readily apparent, as revenues and expenses currently are in NOK, SEK, Euro, and US Dollar. Deliveries are made to several countries, including Norway and other countries in Europe, Asia and USA. Currently, pricing is determined by a significant demand for products in several markets and from government incentives. Government incentives and the relative attractiveness of selling to different countries change over time. Europe is currently a large market, but countries in Europe have different government incentives, demand and prices. Indications on sales prices and costs are mixed. For the Norwegian entities, Norwegian Krone is the currency in which funds from financing activities (i.e. issuing debt and equity instruments) primarily are generated and in which receipts from operating activities are usually retained for these entities.

Functional currency affects the reporting of currency gains and losses and exchange differences as well as hedging strategies and effects. The evaluation of what is the functional currency for the separate entities may change over time if there are relevant and significant changes in facts or circumstances. A change in functional currency must be made prospectively from the date of the change.

(c) Development expenditures

The REC Group conducts numerous research and development activities and projects. Some costs incurred in the development phase of an intangible asset may be capitalized if the recognition criteria are fulfilled. Costs that are expensed cannot be capitalized at a later stage. Consequently, there may be development costs that cannot be capitalized because the REC Group cannot demonstrate that all requirements are fulfilled at the relevant points in time.
At year-end 2006 and 2007, most development costs have been expensed, except some costs relating to the Fluidized Bed Reactor (FBR) project in REC Silicon, subsequent to the decision in 2006 to build a new plant utilizing the FBR technology, and some furnace development activities in REC Wafer (see note 7).

(d) Business combinations - pre-existing contractual arrangements

At the time of the acquisition of ASiMI and SGS in 2005, the REC Group had pre-existing customer relationships with the acquired companies. There is no clear guidance on how a pre-existing customer relationship should be accounted for in a business combination. IFRS 3 *Business Combinations* requires that all assets and liabilities are valued on a market participant basis. This means that the basis of the valuation is the value to any acquirer (market-participant), and should not take into account any specific assumptions relating to the actual buyer (entity-specific). The REC Group has recognized the pre-existing customer relationship as an intangible asset (original fair valued at approximately USD 15 million) and amortizes over the estimated remaining customer relationship period (10 - 16 years, see note 7). The REC Group has determined that there was no settlement gain or loss on the effective settlement of the pre-existing relationship.

0230

(e) Leases
IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. If an arrangement contains a lease, the requirements of IAS 17 shall apply to the lease element of the arrangement. Other elements of the arrangement not within the scope of IAS 17 shall be accounted for in accordance with other standards.

Some arrangements in which the REC Group is a party include payments for the right to use the assets and payments for other elements in the arrangement (e.g. for output from a facility). The fair value of the assets, the lease and other elements in the arrangement may not be available for the REC Group, and the REC Group has to make its best estimate of these values. This may also affect the conclusion if the leases are finance or operating leases.

For the 2007 and 2006 note disclosures the future minimum payments for the lease and other elements in an arrangement in REC Silicon have been reported as part of purchase commitments (see note 29). At December 31, 2007 this contract, as well as a similar but smaller agreement in REC Solar had been determined to contain operating leases. The conclusions were, among other things, affected by the REC Group's estimates of fair values. In 2007, REC Solar determined that a lease of a production building was a finance lease. In 2006, REC Wafer began accounting for a capacity contract that was concluded to contain leases and purchase of goods and services. The lease parts were for a production building and equipment for recovery of exhausted slurry, and were in 2006 determined to contain operating and finance leases, see note 7 and 29. The conclusions, balance sheet amounts and note disclosures were, among other things, affected by the REC Group's estimates of fair values. At the end of 2007, REC Wafer entered into additional capacity contracts with the same vendor. The production facilities were not constructed at year-end, and the REC Group was not able to determine the respective fair values of the lease and commodity output elements of the new contracts, and was not able to separate these elements in order to determine what parts of the contracts are operating or finance leases, see note 29.

4.2 KEY SOURCES OF ESTIMATION UNCERTAINTY - CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts included in or affecting the REC Group's financial statements and related disclosures must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A "critical accounting estimate" is one which is both important to the portrayal of the company's financial condition and results and requires management to make estimates about the effect of matters that are inherently uncertain, and which are subjective or complex. Management evaluates such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, utilizing trends and other methods considered reasonable in the particular circumstances, as well as forecasts as to how these might change in the future.

(a) Impairment
The REC Group tests annually whether goodwill or intangible assets not ready for its intentional use, have suffered any impairment. Property, plant and equipment, other intangible and financial assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors management considers important and which could trigger an impairment review include; significant fall in market values; a significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use, significant negative industry or economic trends; and significant cost overruns in the development of assets.

The recoverable amounts of assets and cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in development and marketing of new products and services. Changes in circumstances and in management's evaluations and assumptions may give rise to impairment losses in the relevant periods. For the period presented, no significant impairments have been recognized (see notes 6, 7 and 8).

(b) Depreciation and amortization
Depreciation and amortization are based on management estimates of the future useful lives of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions, expectations for replacements or disposal of assets and other factors. Technological developments are difficult to predict and the REC Group's views on the trends and pace of development may change over time. Management periodically reviews the expected future useful lives of property, plant and equipment and intangible assets taking into consideration the factors mentioned above and other important factors. In case of significant changes in estimated useful lives, depreciation and amortization charges are adjusted prospectively. In the case of replacements or disposals any remaining carrying value will be recognized to the income statement, net of any proceeds receivable.

(c) Business combinations, joint ventures and associated companies
The REC Group is required to allocate the purchase price of acquired companies, including joint ventures and associated companies, to the assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions. The acquired intangible assets recognized by the REC Group include customer relationships, order backlog, customer contracts (of which one is recognized as a liability, see note 20), developed technology and in-process research and development. The significant tangible assets primarily include processing property, plant and equipment. Critical estimates in the evaluations of useful lives for such assets include, but are not limited to; contract periods and expected developments in technology and markets. Critical estimates in valuing certain assets include, but are not limited to; future expected net cash flows for customer contracts and hypothetic patent licensing, and replacement costs for in-process research and development and property, plant and equipment. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

(d) Income taxes
The REC Group is subject to income taxes in several jurisdictions. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The REC Group recognizes liabilities for anticipated tax audit

issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. If the actual outcome differs from management's current estimates, REC Group will need to increase or decrease current and deferred tax liabilities.

The REC Group companies perform significant transactions with each other and with other related parties. These are primarily sale of products to the next step in the production chain, and to some extent services for the benefit of the other party. The REC Group companies shall negotiate terms and conditions as between unrelated parties, including transfer prices. For some of the products there are limited directly comparable sales to external parties and the information on directly comparable transactions between external parties are limited. For some of the products, prices in the spot market and in long-term contracts are significantly different. In addition prices in long-term contracts vary significantly, among other things based on at which point in time the contracts were entered into and the length of the contracts. Tax authorities of the different countries may have different views on the transfer prices used with potential negative effects for the REC Group.

(e) Fair value of convertible loans
Up to March 2006, the shares in REC ASA were not listed and the fair value of the convertible loans had to be estimated. The changes in fair values had significant impacts on REC's profit for 2005 and 2006 and on equity in 2006 (see notes 15, 24 and 27).

(f) Warranties
In connection with the sale of solar modules by REC ScanModule AB, a 5 year limited warranty that the product is free of defects in materials and workmanship, a 10 year limited warranty of 90 percent power output and a 25 year limited warranty of 80 percent of power output of the solar modules are provided. This is customary in the market for solar modules. REC Group's jointly controlled entity EverQ GmbH produces solar modules using a different technology and also provides warranties. The REC Group believes that the material in the solar modules made by REC ScanModule is capable of producing a relative steady output for a period of at least 25 years. However, neither the REC Group nor any of its competitors have a 25-year history. Management's estimates of warranty provisions take into consideration, among other things, limited experience for sales where a third party takes over the warranty liability and comparison to EverQ. A change in the construction process in 2006 is also considered.

During 2007, the REC Group made further evaluations of the provisions. Tests related to the long-term power output part of the warranty have been promising, but not conclusive at year-end. At December 31, 2007 the total provision for REC ScanModule amounted to 1 percent of accumulated sales, of which 0.8 percent related to power output. The total provision in percentage of accumulated sales is reduced from the previous year, due to revised estimates of product defects.

Management believes that the assumptions are reasonable, but they are inherently uncertain and unpredictable and, as a result, future estimates and actual results may differ from the current estimates.

(g) Pension costs, pension obligations and pension plan assets
The calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) is made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect the fair value of net pension liabilities. Changes are recognized in the financial statements with the effect to equity through the consolidated statement of recognized income and expense. Key assumptions and sensitivity analyses are outlined in note 19.

5. SEGMENT INFORMATION

The segment information presented shows the main components of the REC Group's business that is evaluated on a regular basis by management. Financial and operational information are prepared specifically for each segment for the purpose of assessing performance and allocating resources. Financial information is disclosed primarily on the same basis as presented internally.

The REC Group's primary format for reporting segment information is business segments. The REC Group's segments are managed separately and each segment represents a strategic business area that offers different products and serves different markets. The REC Group's segments are REC Silicon, REC Wafer and REC Solar. In addition, the REC Group reports "Other".

REC Silicon produces silane gas, solar grade polysilicon for the photovoltaic industry as well as electronic grade polysilicon for the electronic industry. REC Silicon is comprised of the operating companies REC Solar Grade Silicon LLC (SGS) and REC Advanced Silicon Materials LLC (ASiMI) located in the US. Revenues are based on long term contracts for the electronic industry (primarily in Asia), while solar grade polysilicon is primarily sold internally to REC Wafer on long-term contracts based on arms-length terms, conditions and market expectations that existed at the time terms were fixed. During 2005 REC acquired 100 percent of ASiMI and the remaining 30 percent of SGS, see note 30. A new plant under construction is expected to start production at the end of 2008.

REC Wafer is comprised of multicrystalline wafer manufacturing in Glomfjord and Herøya (Norway) and monocrystalline ingots at a separate plant in Glomfjord. The main customers are currently located in Germany and Japan, while a part is sold internally to REC Solar at arms-length prices. Revenues are based on multi-year contracts reducing volatility and securing a steady cash flow. In the fourth quarter of 2006, REC Wafer started production and ramp-up at a second plant at Herøya. New plants are under construction, but are expected to add only limited additional capacity during 2008.

REC Solar is comprised of solar cells manufacturing in Narvik (Norway) and solar modules in Glava (Sweden), as well as a small installation business of solar home systems in South Africa. Europe has been REC Solar's main market, with Germany as the largest. Revenues are based on short term contracts, and therefore influenced significantly by market price fluctuations. During 2006 and 2007, REC Solar increased its annual production rate due to ramp-up activities in both cell and module, including building of a new plant for cell production. Additional capacity is planned in 2008.

Other operations consist of companies and activities that in themselves are not significant enough to be reported as separate segments. The main operating company is EverQ (33.33 percent owned from December 19, 2006) and corporate functions and Group activities. EverQ is a joint venture between the REC Group, EverGreen Solar Inc. and Q-Cells AG, and manufactures solar modules. A second plant was constructed in 2007 and a third plant is under construction. Group functions and activities is comprised of parts of the Group management, corporate functions, research and development, business development and the REC Group's in-house bank.

Intercompany sales and transfers within the Group are based on arms-length prices. Intercompany service transactions are based on cost oriented prices.

Group contribution and dividends are not included in the profit and loss statements for the segments or Other. Segment revenues and expenses include transactions eliminated on consolidation. The large amounts for assets and liabilities in Other were due to Group internal receivables and payables. Investment in shares in subsidiaries and jointly controlled entities are not included in the balance sheets for the segments or Other.

Profit and loss for the year ended December 31, 2007

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Revenues – third parties	1 317 869	3 836 453	1 116 254	371 467	0	6 642 043
Revenues – REC Group	1 177 950	528 644	49	28 265	-1 734 908	0
Total revenues	2 495 819	4 365 097	1 116 303	399 732	-1 734 908	6 642 043
EBITDA	1 347 080	1 813 037	170 654	-66 976	-91 523	3 172 272
Depreciation, amortization and impairment	-175 677	-274 095	-56 754	-78 055	0	-584 581
EBIT*	1 171 403	1 538 942	113 900	-145 031	-91 523	2 587 691
Associated companies	0	0	0	-45 465	0	-45 465
Net currency gains/losses	-30	-9 046	4 676	-341 337	0	-345 737
Gains/losses derivatives	0	-649 455	48 417	130 820	0	-470 218
Other financial items	-71 837	-17 882	-8 100	157 385	191 510	251 076
Profit/loss before taxes	1 099 536	862 559	158 893	-243 628	-99 897	1 977 347

* The segment result is EBIT.

Profit and loss for the year ended December 31, 2006

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Revenues – third parties	1 394 509	2 057 365	872 333	9 865	0	4 334 072
Revenues – REC Group	732 941	398 035	904	12 309	-1 144 189	0
Total revenues	2 127 450	2 455 400	873 237	22 174	-1 144 189	4 334 072
EBITDA	1 062 925	825 418	195 221	-76 747	-42 224	1 964 593
Depreciation, amortization and impairment	-188 750	-161 584	-36 228	-3 603	0	-390 165
EBIT*	874 175	663 834	157 993	-80 350	-41 224	1 574 428
Associated companies	0	0	0	-18 330	0	-18 330
Net currency gains/losses	57	8 597	5 716	-64 602	0	-50 232
Gains/losses derivatives	0	-11 374	0	28 233	0	16 859
Gains/losses convertible debt	0	0	0	-796 219	0	-796 219
Other financial items	-135 807	-31 680	-3 339	201 453	-13 173	17 454
Profit/loss before taxes	738 425	629 377	160 370	-729 815	-54 397	743 960

* The segment result is EBIT.

Profit and loss for the year ended December 31, 2005

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Revenues – third parties	652 711	1 396 374	403 727	1 104	0	2 453 916
Revenues – REC Group	365 348	200 056	206	6 875	-572 485	0
Total revenues	1 018 059	1 596 430	403 933	7 979	-572 485	2 453 916
EBITDA	413 019	417 104	85 932	-43 746	-42 128	830 181
Depreciation, amortization and impairment	-69 670	-126 785	-32 111	-168	0	-228 734
EBIT*	343 349	290 319	52 821	-43 914	-41 128	601 447
Associated companies	0	0	0	-7 052	0	-7 052
Net currency gains/losses	4 014	22 359	2 410	39 249	0	68 032
Gains/losses convertible debt	0	0	0	-493 037	0	-493 037
Other financial items	-96 897	-24 936	-4 785	-39 403	26 714	-139 307
Profit/loss before taxes	250 466	287 742	50 446	-544 157	-14 414	30 083

* The segment result is EBIT.

Balance sheet and investments for the year ended December 31, 2007

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Goodwill	237 700	342 325	4 181	215 250	0	799 456
Other non current assets*	4 937 441	2 811 509	984 375	3 215 997	-2 617 652	9 331 670
Cash and cash equivalents	111 285	10 345	3 800	5 669 467	0	5 794 897
Other current assets	527 080	977 252	412 767	1 424 788	-1 553 331	1 788 556
Tax assets	208	181 696	13 823	32 899	2 132	230 758
Total assets	5 813 714	4 323 127	1 418 946	10 558 401	-4 168 851	17 945 337
Other non-current liabilities	98 746	71 986	37 127	25 212	0	233 071
Non-current liabilities, interest bearing	3 324 189	60 299	227 795	1 631 066	-2 604 202	2 639 147
Other current liabilities	521 082	1 365 107	275 623	182 530	-302 994	2 041 348
Current liabilities, interest-bearing	1 533	651 237	452 418	458 863	-1 080 072	483 979
Tax liabilities	357 201	435 180	39 556	8 104	-49 308	790 733
Purchase of non current assets**	2 693 141	454 364	770 915	279 990	0	4 198 410

* Excluding investments in shares in subsidiaries and joint ventures.

**Including property, plant and equipment, intangible assets, goodwill and acquired business.

Balance sheet and investments for the year ended December 31, 2006

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Goodwill	274 780	342 325	4 084	171 095	0	792 284
Other non current assets*	2 766 824	1 809 913	201 778	2 114 231	-1 787 795	5 104 951
Cash and cash equivalents	431 283	10 840	8 047	6 825 378	0	7 275 548
Other current assets	462 090	821 082	357 698	1 159 190	-1 254 365	1 545 695
Tax assets	59 323	0	14 910	109 408	-121 576	62 065
Total assets	3 994 300	2 984 160	586 517	10 379 302	-3 163 736	14 780 543
Other non-current liabilities	210 321	51 346	30 719	12 834	0	305 220
Non-current liabilities, interest bearing	2 226 046	135 970	710	1 914 973	-1 779 282	2 498 417
Other current liabilities	296 399	606 531	200 063	126 863	-421 853	808 003
Current liabilities, interest-bearing	0	688 308	43 289	163 054	-748 833	145 818
Tax liabilities	273 532	141 736	43 468	82 311	-154 479	386 568
Purchase of non current assets**	453 392	1 129 645	40 735	448 527	0	2 072 299

* Excluding investments in shares in subsidiaries and joint ventures.

**Including property, plant and equipment, intangible assets, goodwill and acquired business.

Assets and investments by geographical location of the company for the year ended December 31, 2007

(NOK IN THOUSAND)	USA	NORWAY	OTHER	ELIMINATIONS	TOTAL
Goodwill	237 700	346 409	215 347	0	799 456
Other non current assets*	4 937 441	6 677 658	719 670	-3 003 099	9 331 670
Cash and cash equivalents	111 061	5 580 411	103 425	0	5 794 897
Other current assets	527 081	2 467 283	430 577	-1 636 385	1 788 556
Tax assets	0	208 904	15 435	6 419	230 758
Total assets	5 813 283	15 280 665	1 484 357	-4 632 968	17 945 337
Other non-current liabilities	98 746	107 299	38 325	-11 299	233 071
Non-current liabilities, interest bearing	3 324 189	1 540 806	384 742	-2 610 590	2 639 147
Other current liabilities	521 040	1 637 034	257 609	-374 335	2 041 348
Current liabilities, interest-bearing	0	1 411 276	152 775	-1 080 072	483 979
Tax liabilities	357 142	462 299	20 600	-49 308	790 733
Purchase of non current assets**	2 693 141	1 156 966	348 303	0	4 198 410

* Excluding investments in shares in subsidiaries and joint ventures.

**Including property, plant and equipment, intangible assets, goodwill and acquired business.

Assets and investments by geographical location of the company for the year ended December 31, 2006

(NOK IN THOUSAND)	USA	NORWAY	OTHER	ELIMINATIONS	TOTAL
Goodwill	274 780	346 409	171 095	0	792 284
Other non current assets*	2 766 824	4 161 567	348 324	-2 171 764	5 104 951
Cash and cash equivalents	430 914	6 721 382	123 252	0	7 275 548
Other current assets	462 090	1 991 296	424 911	-1 332 602	1 545 695
Tax assets	59 323	115 725	3 054	-116 037	62 065
Total assets	3 993 931	13 336 379	1 070 636	-3 620 403	14 780 543
Other non-current liabilities	210 321	71 808	40 096	-17 005	305 220
Non-current liabilities, interest bearing	2 226 046	2 012 505	45 556	-1 785 690	2 498 417
Other current liabilities	295 548	717 406	280 126	-485 077	808 003
Current liabilities, interest-bearing	0	718 598	176 053	-748 833	145 818
Tax liabilities	273 198	243 385	24 464	-154 479	386 568
Purchase of non current assets**	453 392	1 155 623	463 284	0	2 072 299

* Excluding investments in shares in subsidiaries and joint ventures.

** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Geographic distribution of external revenues based on customer location

(NOK IN THOUSAND)	2007	2006	2005
Germany	2 298 933	1 427 255	1 118 007
Europe (excluding Germany)	1 233 140	455 066	120 475
USA	620 613	216 263	133 615
Japan	1 567 167	1 262 858	741 170
Asia (excluding Japan)	731 694	737 695	314 084
Other countries	190 496	234 934	26 564
Total revenues	6 642 043	4 334 072	2 453 916

Geographic distribution of external revenues based on company location

(NOK IN THOUSAND)	2007	2006	2005
Norway	3 866 693	2 086 776	1 466 399
Sweden	1 081 274	837 160	324 569
USA	1 313 108	1 388 866	652 711
Other countries	380 968	21 270	10 236
Total revenues	6 642 043	4 334 072	2 453 916

16. PROPERTY, PLANT AND EQUIPMENT

(NOK IN THOUSAND)	LAND AND BUILDINGS	MACHINERY AND EQUIPMENT	OTHER TANGIBLE FIXED ASSETS	ASSETS UNDER CONSTRUCTION	TOTAL
Carrying value at January 1, 2006	623 075	2 344 726	157 722	235 681	3 361 204
Exchange differences	-25 458	-122 285	-11 574	-2 595	-161 912
Acqusition of business	30 949	85 016	2 757	78 911	197 633
Net additions	410 638	865 517	12 027	308 790	1 596 972
Disposals	-93	-2 992	-1 327	0	-4 412
Depreciation	-33 883	-271 628	-28 366	0	-333 877
Impairment	0	-11 501	-306	0	-11 807
Carrying value at December 31, 2006	1 005 228	2 886 853	130 933	620 787	4 643 801
At December 31, 2006					
Cost price	1 078 504	3 488 996	208 399	620 787	5 396 686
Accumulated depreciation/impairment	-73 276	-602 143	-77 466	0	-752 885
Carrying value at December 31, 2006	1 005 228	2 886 853	130 933	620 787	4 643 801
Carrying value at January 1, 2007	1 005 228	2 886 853	130 933	620 787	4 643 801
Exchange differences	-56 963	-228 973	-11 668	-243 378	-540 982
Net additions	435 284	910 414	22 511	2 662 217	4 030 426
Disposals	-666	-2 716	-2 104	0	-5 486
Depreciation	-51 488	-404 323	-26 186	0	-481 997
Impairment	-455	-9 613	-791	0	-10 859
Carrying value at December 31, 2007	1 330 940	3 151 642	112 695	3 039 626	7 634 903
At December 31, 2007					
Cost price	1 452 682	4 079 905	184 535	3 039 626	8 756 748
Accumulated depreciation/impairment	-121 742	-928 263	-71 840	0	-1 121 845
Carrying value at December 31, 2007	1 330 940	3 151 642	112 695	3 039 626	7 634 903

Acquisition of business in 2006 was related to EverQ, see note 9.

Estimated useful lives of assets included in the different classes are primarily in the range of: buildings 5-33 years; machinery and equipment 3-20 years and other tangible fixed assets 3-7 years. The effects of the annual analysis of the useful lives resulted in a minor increase in depreciation for 2007 and 2008.

Finance leases at December 31

(NOK IN THOUSAND)	2007	2006
Cost - capitalized finance leases	333 068	145 793
Accumulated depreciation	-26 335	-8 417
Carrying value	306 733	137 376
Land and buildings	233 687	30 119
Machinery and equipment	70 170	104 835
Other	2 876	2 422
Carrying value	306 733	137 376

Finance leases at December 31, 2007 were primarily lease of production equipment for recovery of exhausted slurry for REC Wafer and the lease of a new cell plant in REC ScanCell.

Slurry is the cutting fluid used when sawing silicon blocks into wafers. The plant is built adjacent to REC ScanWafer's plants at Herøya, Norway. The agreement is a capacity agreement where REC Wafer is expected to take all of the output of the plant (see note 29). The finance lease elements of the agreement are for the machinery and are fixed according to the total capital expenditures incurred and may increase for any further capital expenditure. The carrying value was NOK 70 million at December 31, 2007. The minimum contract term for the total contract was extended in 2007 and is until December 31, 2018, and shall be prolonged automatically for two-year periods unless terminated by either party with twelve months notice. The assets under the financial lease are paid over 7 years, and are depreciated over the shorter of estimated useful lives and the lease term.

The new cell plant was completed at the end of 2007. The minimum contract term is until 2022. The lease agreement has a renewal option of two periods of five years each, and the lease agreement contains a purchase option in the third year. The carrying value was NOK 233 million at December 31, 2007.

Finance leases at December 31, 2006 were primarily lease of plant and equipment for recovery of exhausted slurry for REC Wafer. In 2007 the estimate was revised, and the finance lease element was reduced by NOK 50 million.

7. INTANGIBLE ASSETS

(NOK IN THOUSAND)	GOODWILL	ASSETS UNDER CONSTRUCTION	CUSTOMER RELATIONSHIPS	OTHER	TOTAL
Carrying value at January 1, 2006	634 945	41 742	133 445	84 069	894 201
Exchange differences	-12 219	-3 168	-8 483	-3 199	-27 069
Acqusition of business	169 558	0	0	57 124	226 682
Effect final PPA	0	0	-26 553	0	-26 553
Net additions	0	0	0	2 436	2 436
Internal development	0	23 707	0	0	23 707
Disposals	0	0	-1 576	-113	-1 689
Amortization	0	0	-13 872	-30 609	-44 481
Carrying value at December 31, 2006	792 284	62 281	82 961	109 708	1 047 234
At December 31, 2006					
Cost price	792 284	62 281	121 743	166 571	1 142 879
Accumulated amortization	0	0	-38 782	-56 863	-95 645
Carrying value at December 31, 2006	792 284	62 281	82 961	109 708	1 047 234
Carrying value at January 1, 2007	792 284	62 281	82 961	109 708	1 047 234
Exchange differences	-42 833	-9 519	-10 730	-4 581	-67 663
Effect final PPA	50 005	0	0	0	50 005
Net additions	0	317	0	67 459	67 776
Internal development	0	14 518	0	35 670	50 188
Disposals	0	0	0	0	0
Amortization	0	0	-6 060	-85 665	-91 725
Carrying value at December 31, 2007	799 456	67 597	66 171	122 591	1 055 815
At December 31, 2007					
Cost price	799 456	67 597	105 314	275 359	1 247 726
Accumulated amortization	0	0	-39 143	-152 768	-191 911
Carrying value at December 31, 2007	799 456	67 597	66 171	122 591	1 055 815

Acquisition of business in 2006 was related to EverQ, see note 9. Effect of final purchase price allocation (PPA) was related to ASiMI and SGS in 2006 and EverQ in 2007, see notes 30 and 9. Cost price and accumulated amortization in 2006 were affected by the final PPA of ASiMI and SGS, see note 30.

The intangible assets included above have estimated finite useful lives, over which the assets are amortized on a straight-line basis. Intangible assets under construction are not ready for their intended use, and consequently amortization has not started. At December 31, 2007 and 2006, assets under construction related primarily to the Fluid Bed Reactor technology in REC SGS. Customer relationships are amortized over the expected customer relationship period. At December 31, 2007 and 2006, customer relationships were primarily related to pre-existing relationships at the time of acquisition of ASiMI and SGS, and are amortized over a period of 10 to 16 years. Negative value of a delivery contract is reported as a liability, see note 20. Other intangible assets at December 31, 2007 were primarily related to Silane technology in REC Silicon (3 years), furnace technology in REC Wafer (10 years) and software (3-8 years). At December 31, 2006 it also included order backlog in EverQ that was fully amortized during 2007.

Impairment test goodwill

Goodwill is allocated to the cash-generating units or groups of cash-generating units at December 31, in each segment identified as follows:

Carrying amount of goodwill at December 31

(NOK IN THOUSAND)	2007	2006
REC Silicon	237 702	274 781
REC ScanWafer	330 001	330 001
REC SiTech	12 324	12 324
REC Solar – REC ScanCell, Solar Vision and HanBit Solar	4 179	4 082
EverQ*	215 250	171 096
Total REC Group	799 456	792 284

* EverQ was acquired with effect at December 19, 2006. EverQ is a jointly controlled entity that is accounted for using proportionate consolidation. At December 14, 2007 the final purchase price allocation was completed, see note 9.

The changes in the carrying amounts of goodwill during 2007 were primarily due to translation differences and the final purchase price allocation of EverQ.

Recoverable amounts for the cash-generating units (group of units) are based on value in use. Value in use has been estimated by discounted cash flows. Business plans approved by the management have been used in the calculation. EBITDA less capital expenditure has been used as estimates of cash flows. The cash flows do not include effects from expansion and enhancement investments that are not committed and where construction has not started. Cash flows and discount rates are pre-tax.

The business plan period is four years. To arrive at the estimated recoverable amount, the REC Group would normally use an estimated stable cash flow and a growth rate factor to estimate a terminal value. The carrying value of goodwill and cash generating units in the REC Group are low compared to the fair values of the company and its cash-generating units. Much of the sales for the coming years are already contracted. For the impairment test at year-end 2006 for the subsidiaries, the discounted cash flows for the business plan period of four years significantly exceeded the carrying amounts of the cash generating units. Consequently, the REC Group did not need to determine a growth rate to be used in the calculations at December 31, 2006. At year-end 2007, the cash flow estimates for the business plan period of four years include significant capital expenditure for some of the cash generating units. For these a growth rate factor of zero has been used in the calculations at December 31, 2007 to estimate a terminal value. This is below the average expected growth rate for the photovoltaic (PV) industry. The lower growth rate reflects that prices are expected to decline until grid parity is reached. At the same time it is expected that cost savings will be realized through the value chain, among other things due to these price reductions.

Key assumptions are defined as those to which the units' (group of units') recoverable amounts are most sensitive. Based on the analysis performed, the management's opinion is that there are no key assumptions at December 31, 2007, for which the recoverable amounts are sensitive when comparing to the carrying amounts. Generally, in the current situation the PV industry is dependent on government incentives to the end users and is also affected by market interest rates. Critical factors and key assumptions would be development in prices and cost reductions over time to be competitive to other sources of energy. Cost reduction depends on further technological developments and future investments. Such investments and effects have been included in the current estimation of recoverable amounts if they relate to assets under construction at year-end 2007. Future cash flows that relate to assets under construction are sensitive to successful completion according to plan and budget as well as successful implementation of technological innovations embedded in these.

The discount rates are based on Weighted Average Cost of Capital (WACC). The cost of a company's market value of debt and equity capital, weighted accordingly to reflect its capital structure, gives its WACC. The WACC rates used to discount future cash flows are based on 10 years risk free rates in the relevant markets and take into account the debt premium, market risk premium, gearing and asset beta. The REC Group has been listed on the Oslo Stock Exchange from May 2006, and has from the same period in time been fully equity funded (net cash position). The factors used to calculate WACC could change over time. The pre-tax discount rates used in the different markets for 2006 were above 9 percent. The pre-tax discount rates used for 2007 for the US and German markets are in the mid-part of 9 percent. For Norway, the pre-tax discount rate is increased to 10 percent at December 31, 2007, primarily due to increase in the risk free rate and the market risk premium.

8. INVESTMENTS IN ASSOCIATES

(NOK IN THOUSAND)	2007	2006
At January 1	52 658	58 150
Share of loss in associates [1]	-26 552	-18 330
Impairment	-18 913	0
Total loss and impairment	-45 465	-18 330
Investment in associates [2]	3 309	11 772
Exchange difference	-1 954	1 066
At December 31	8 548	52 658

[1] Share of loss is after tax and minority interest of associates.

[2] For 2007 the number is equity part of convertible loan.

For 2007 and 2006, the only associate was CSG Solar AG.

100% figures for the associate CSG Solar AG (Germany) are as follows

(NOK IN THOUSAND)	2007	2006
Assets	428 764	519 060
Liabilities	319 921	293 586
Revenues	7 866	241
Loss	-124 045	-80 899
Interest held/voting rights at December 31	21.71%	21.71%

In February 2008, the REC Group reduced its ownership in CSG Solar AG to approximately 9 percent by not utilizing its subscription rights in full in a capital increase in CSG Solar AG.

19. JOINTLY CONTROLLED ENTITIES

EVERQ GMBH

Effective from December 19, 2006, the REC Group increased its ownership in EverQ GmbH from 15 percent to 33.33 percent. From this date, EverQ became a jointly controlled entity of the REC Group and is proportionately consolidated in the consolidated financial statements of REC.

The purchase price allocation was finalized at December 14, 2007. After discussions between the ventures the total cost price for the REC Group for the acquisition of the additional 18.33 percent share was NOK 384 million, of which NOK 303 million was paid in cash in 2006 and the remaining in 2007. The effect of the final purchase price allocation was an increase in cost price of NOK 79 million that was allocated as increased cash and cash equivalents of NOK 52 million, increased goodwill of NOK 50 million and increased values of net assets recognized to equity of NOK 23 million. The final purchase price allocation had no effect on the income statement for 2007 or 2006, and the changes in the balance sheet amounts were recognized in 2007.

EverQ was founded in December 2004 and manufactures solar modules based on String Ribbon Technology. EverQ is based in Thalheim, Germany. EverQ's first factory started production medio 2006, and the second factory started production in first quarter 2007. A third factory is under construction. REC ASA, Q-Cells AG and Evergreen Solar Inc. jointly control the operations of EverQ. In October 2007, the three partners signed a binding Memorandum of Understanding to prepare for an IPO of EverQ.

Details at the time of acquisition taking into account the final purchase price allocation

(NOK IN THOUSAND)	
Cost price acquisition from 15% to 33.33%	383 509
Carrying value of the initial 15% shareholding	37 114
Increased values of net assets recorded to equity	100 227
Total (33.33%)	520 850
Estimated fair value of net assets (33.33%)	301 299
Goodwill	219 551

The goodwill arising from the acquisition of EverQ is related to the anticipated profitability of its operations and technology hedge for the REC Group. Estimated fair value of net assets included estimated intangible assets of NOK 57 million, primarily related to order backlog that was fully amortized during 2007.

The amounts in the tables below represent REC Group's 33.33 percent share of EverQ that was included in the income statements, cash flow statements and balance sheet items. The amounts include goodwill and fair value adjustments.

Balance sheet items

(NOK IN THOUSAND)	2007	2006
Ownership at December 31	33.33%	33.33%
Non-current assets (incl. goodwill)	767 177	435 171
Current assets	364 655	260 355
Total assets	1 131 832	695 526
Non-current liabilities	390 193	46 676
Current liabilities	250 303	223 835
Total liabilities	640 496	270 511

Profit and loss

(NOK IN THOUSAND)	2007	2006
Ownership in the period	33.33%	33.33% from Dec. 19.
Revenues	371 413	9 865
Expenses	-389 936	-9 519
Net financial items	-15 499	-97
Income taxes	12 990	-185
Profit/loss after income tax	-21 032	64

Cash flow

(NOK IN THOUSAND)	2007	2006
Ownership in the period	33.33%	33.33% from Dec. 19.
Net cash flow from operating activities	-30 545	-6 992
Net cash flow from investing activities	-368 147	-12 192
Net cash flow from financing activities	380 146	-19 384
Net cash flow in the period	-18 546	-38 568
Cash and cash equivalents at January 1	122 194	0
Cash and cash equivalents at the date of acquisiton	0	157 921
Foreign currency effect on cash and cash equivalents	-3 976	2 841
Cash and cash equivalents at December 31	99 672	122 194

Net cash payment

(NOK IN THOUSAND)	2007	2006
Payment for the increase in share from 15% to 33.33% paid in cash	-80 665	-302 844
Cash and cash equivalents acquired*	52 296	157 921
Acquisition of joint venture, net of cash acquired	-28 369	-144 923

* The amount for 2007 represents the REC Group's 33.33 percent share of equity paid to EverQ in connection with the final purchase price allocation.

SOLAR GRADE SILICON LLC

In 2004 and up to August 1, 2005 Solar Grade Silicon LLC (SGS) was a jointly controlled entity of the REC Group and was proportionately consolidated in the consolidated financial statements of REC. At August 1, 2005 SGS became a wholly owned subsidiary of the REC Group. The amounts in the table below represent the REC Group's 70 percent share that was included in the income statement for 2005.

Profit and loss

(NOK IN THOUSAND)	2005
Ownership in the period	70% for 7 months
Revenues	215 860
Expenses	-162 203

10. INVESTMENTS IN SHARES (ACCOUNTED FOR AS AVAILABLE-FOR-SALE FINANCIAL ASSETS)

(NOK IN THOUSAND)	2007	2006
At January 1	1 126	38 190
Transfer to jointly controlled entity/subsidiary[1]	0	-37 114
Additions	111	50
At December 31	1 237	1 126

[1] The investment in EverQ became a jointly controlled entity in 2006.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Fair values at December 31

	2007		2006	
(NOK IN THOUSAND)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Interest rate swaps	0	438	0	0
Foreign exchange forward contracts	92 918	92 070	42 052	95 263
Embedded foreign exchange forward contracts	0	613 855	0	52 778
Total	92 918	706 363	42 052	148 041
– of which designated as hedging instruments*	15 183	51 649	8 810	142 820

* Including any ineffective part. See the consolidated statement of recognized income and expense for the effective part.

Derivatives are used extensively to reduce exchange rate risk in the REC Group. The REC Group manages the hedging of net cash flows exposed to exchange rate risk as a portfolio on the basis of anticipated future cash flows. EverQ uses interest rate swaps to convert floating interest rate to fixed interest rate. See note 3 for information on the REC Group's general policy for covering of currency risk and interest rate risk.

Foreign exchange forward contracts at December 31, 2007*

NOTIONAL AMOUNTS IN CURRENCY THOUSAND			CONTRACTUAL CASH FLOWS IN NOK THOUSAND EQUIVALENTS			
		2007	TOTAL	2008	2009	2010
EUR	Flex. Fwd	726 840	5 882 254	2 763 374	1 664 480	1 454 400
EUR	Fwd	25 960	214 897	214 897	0	0
USD	Flex. Fwd	100 000	561 600	561 600	0	0
USD	Fwd	133 000	731 276	731 276	0	0
Total forward sales		NA	7 390 027	4 271 147	1 664 480	1 454 400
EUR	Flex. Fwd	13 450	106 635	83 215	23 420	0
EUR	Fwd	7 900	60 745	60 745	0	0
USD	Flex. Fwd	116 540	709 243	709 243	0	0
CHF	Flex. Fwd	66 432	337 507	289 383	48 124	0
CHF	Fwd	170	894	894	0	0
GBP	Flex. Fwd	7 591	90 754	72 416	18 338	0
Total forward purchases		NA	1 305 778	1 215 896	89 882	0

Foreign exchange forward contracts at December 31, 2006*

NOTIONAL AMOUNTS IN CURRENCY THOUSAND			CONTRACTUAL CASH FLOWS IN NOK THOUSAND EQUIVALENTS		
		2006	TOTAL	2007	2008
EUR	Swap	30 910	255 547	40 650	214 897
EUR	Flex. Fwd	363 540	2 899 776	1 765 060	1 134 716
EUR	Particip. Fwd	52 000	428 376	428 376	0
USD	Swap	3 463	21 362	21 362	0
USD	Flex. Fwd	24 133	145 764	145 764	0
USD	Fwd	9 600	63 719	63 719	0
Total forward sales		NA	3 814 544	2 464 931	1 349 613
EUR	Swap	30 910	253 383	253 383	0
EUR	Flex. Fwd	5 530	44 682	39 430	5 252
USD	Swap	3 463	21 448	21 448	0
USD	Flex. Fwd	150 000	911 250	609 000	302 250
USD	Fwd	40 452	268 443	268 443	0
USD	Flex. Fwd	94 480	609 165	244 169	364 996
CHF	Fwd	1 270	6 608	5 714	894
CHF	Flex. Fwd	7 120	37 629	31 763	5 866
Total forward purchases		NA	2 152 608	1 473 350	679 258

* For flexible and participating forwards there is an option to use the forward rate as long as the spot exchange rates are within defined bands within defined time periods. To arrive to the amounts in the tables above the forward rates in the contracts are used.

To cover currency exposures, the REC Group has used currency swaps (swap), outright forward contracts (fwd), participating forward contracts (particip. fwd) and flexible forward contracts (flex. fwd). An outright forward transaction has the exchange rate fixed on the contract trade date. Flexible forward contracts and participating forward contracts are outright forward contracts combined with an option element.

The foreign exchange forward contracts are entered into in order to hedge sales revenues, expenses and investments in REC ScanWafer AS, REC SiTech AS and REC ScanCell AS. In 2007 REC ASA has used foreign exchange forward contracts, total amount USD 233 million at December 31, 2007, to hedge USD bank deposits, USD money markets funds and USD intercompany loans.

In 2006 REC ASA entered into flexible forward currency contracts for the purchase of USD 200 million to hedge a portion of the future investments in the new polysilicon plant in Moses Lake, WA, USA. Outstanding at December 31, 2007 and 2006 was USD 50 million and 150 million, respectively.

Embedded foreign exchange forward contracts at December 31, 2007

NOTIONAL AMOUNTS (IN USD THOUSAND)		CONTRACTUAL CASH FLOWS (IN NOK THOUSAND EQUIVALENTS): **						
	2007	TOTAL	2008	2009	2010	2011	2012	LATER
Total contract value*	1 613 045	9 772 959	689 352	1 547 450	1 745 939	1 932 242	1 438 229	2 419 747

Embedded foreign exchange forward contracts at December 31, 2006

NOTIONAL AMOUNTS (IN USD THOUSAND)		CONTRACTUAL CASH FLOWS (IN NOK THOUSAND EQUIVALENTS): **				
	2006	TOTAL	2007	2008	2009	LATER
Total contract value*	388 466	2 368 488	155 388	314 757	479 183	1 419 160

* Forward purchase of USD

**NOK amounts are based on the forward exchange rates at the time of entering into the commodity sales contracts, which are the basis for separation and valuation of the embedded derivatives.

REC Wafer has entered into sales contracts in USD which are not in the functional currency of either of the contracting parties. For accounting purposes this shall be reported as if the commodity sales contracts were in NOK and forward purchases of USD shall be separated and fair valued (embedded derivatives). This accounting treatment has no cash flow effect. The reason for entering into the sales contracts in USD was to provide economic hedges of future purchases of polysilicon in USD in line with REC's finance policy. For 2007 these contracts were not formally designated as hedge and hedge accounting has not been used for 2007. For 2006, when the amounts were much lower, the majority of these derivatives were designated as cash flow hedges.

Interest rate swap contracts (EverQ)

CONTRACTUAL CASH FLOWS (PAYMENTS) AT DEC. 31, 2007 (IN NOK THOUSAND EQUIVALENTS): *			
TOTAL	2008	2009	2010
3 865	2 639	777	449

* Euro interest rate swaps converted to NOK at December 31, 2007 exchange rate.

At December 31, 2006, the REC Group had no outstanding interest rate swaps.

HEDGING ACTIVITIES

Cash Flow Hedging

REC Wafer had at December 31, 2007 and 2006, cash flow hedging activities primarily related to currency hedge of purchase of polysilicon in USD and sale of wafers in EUR. The ineffectiveness recognized in the income statement that arises from cash flow hedges was a loss of NOK 27 million in 2007 and a loss of NOK 13 million in 2006.

For the currency hedges at December 31, 2007, the cash flows are expected to occur

CARRYING AMOUNT (IN NOK THOUSAND)		EXPECTED CASH FLOW PROFILE AT DEC. 31, 2007 (IN NOK THOUSAND EQUIVALENTS):			
	2007	TOTAL	2008	2009	2010
Currency exchange contracts (forward sales)	5 385	4 558 877	1 439 997	1 664 480	1 454 400
Currency exchange contracts (forward purchases)	-41 413	-406 990	-406 990	0	0
Interest rate swaps	-438	-3 865	-2 639	-777	-449
Total	-36 466	4 148 022	1 030 368	1 663 703	1 453 951

For the currency hedges at December 31, 2006, the cash flows were expected to occur during 2007 and 2008.

The cash flows are expected to affect profit or loss in the same periods as they occur. There are no forecasted cash flow transactions for which hedge accounting was used in 2007 and 2006 which are no longer expected to occur.

12. TRADE AND OTHER RECEIVABLES

(NOK IN THOUSAND)	2007	2006
Trade receivables	694 088	709 190
Less provision for impairment of trade receivables	-250	-252
Trade receivables – net	693 838	708 938
Prepayments	44 823	97 410
Other receivables	281 141	188 840
Total	1 019 802	995 188

The REC Group had minimal losses on receivables.

13. INVENTORIES

(NOK IN THOUSAND)	2007	2006
Raw materials etc.	482 463	348 784
Work in progress	95 376	72 612
Finished goods	83 496	92 522
Reserve for obsolescence	-6 170	-5 463
Total	655 165	508 455

14. CASH AND CASH EQUIVALENTS AND RESTRICTED BANK ACCOUNTS

(NOK IN THOUSAND)	2007	2006
Bank deposits	2 072 410	1 671 490
Money Market Funds	3 722 487	5 604 058
Total cash and cash equivalents	5 794 897	7 275 548

The average effective interest rate on bank deposits at the end of 2007 was 4.5 percent (2006: 3.6 percent). Bank deposits have an average maturity of less than 30 days.

The Money Market Funds are managed by REC relationship banks that invest primarily in high quality commercial papers with an average duration of maximum three months. The Money Market Funds are expected to give a yield that approximates the reference index ST1X (3 months Norwegian government paper). The funds under management are available on demand.

During 2007, a certain portion of the cash and cash equivalents was held as USD bank deposits and US Government Securities Money Market Funds in preparation for making intragroup loans in USD and in order to comply with the US 1940 Investment Companies Act.

In 2006, the REC Group established a cash pool system with Nordea Bank for the Nordic REC entities. Under this agreement, REC ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The bank can offset overdrafts against deposits, so that the net position represents the net balance between the bank and REC ASA. At December 31, 2007 and 2006, the net balance in the cash pool system was NOK 208 million and NOK 115 million, respectively, included as part of bank deposits.

Bank deposits at December 31, 2006 included NOK 13 million for REC shares that were issued in 2007.

In 2006, the REC Group established a guarantee through Nordea Bank to Bærum Kommune covering employee tax deductions in REC ASA, REC ScanWafer, REC SiTech and REC ScanCell. At the end of 2007, NOK 34 million was outstanding under this guarantee.

In the Limited Liability Agreement (the "LLC Agreement") of REC Advanced Silicon Materials LLC (ASiMI), there are various provisions that are intended to protect Komatsu America Corporation's retained interest in ASiMI, see note 30. Among other things, the LLC Agreement prohibits ASiMI and REC Silicon Inc. from pooling funds with those of any other person or entity. At December 31, 2007, REC Silicon had bank deposits equal to NOK 111 million, in addition to restricted bank accounts of NOK 361 million. These funds were not generally available for the REC Group as a whole. At December 31, 2007 and 2006, cash and cash equivalents of EverQ were NOK 100 million and NOK 122 million, respectivly (REC's 33.33 percent share).

Restricted bank accounts

(NOK IN THOUSAND)	2007	2006
Current	20 671	0
Non-current	340 774	141 991
Total restricted bank accounts	361 445	141 991

REC Silicon has pledged a cash deposit of USD 20.1 million at December 31, 2007 (USD 22.7 million at December 31, 2006) for certain property tax payment obligations, see note 29.

REC Silicon received prepayments of USD 87 million in May 2007 from EverQ related to a long-term polysilicon delivery agreement. Of this amount, USD 45 million plus accumulated interest is held in an escrow account and restricted from general use by REC. The amounts shall be released according to deliveries of polysilicon, expected to start during 2008.

15. EQUITY AND SHAREHOLDERS INFORMATION

(NOK IN THOUSAND)	SHARE CAPITAL	TREASURY SHARES	SHARE PREMIUM	OTHER PAID IN CAPITAL	TOTAL PAID IN CAPITAL	OTHER EQUITY	RECOGNIZED INCOME & EXPENSE	TOTAL	MINORITY INTEREST	TOTAL EQUITY
	ATTRIBUTABLE TO EQUITY HOLDERS OF REC ASA									
At January 1, 2006	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935	0	1 257 935
Share issue/Initial public offering	73 000	0	6 733 528	0	6 806 528	0	0	6 806 528	0	6 806 528
Shares paid not issued	154	0	12 975		13 129	0	0	13 129	0	13 129
Conversion of convertible loan	116 853	0	1 066 938	0	1 183 791	0	0	1 183 791	0	1 183 791
Fair value effect on convertible loans	0	0	0	0	0	1 323 867	0	1 323 867	0	1 323 867
Tax on fair value effect on convertible loans	0	0	0	0	0	-370 683	0	-370 683	0	-370 683
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527	0	3 527
Total recognized income and expense	0	0	0	0	0	0	418 424	418 424	0	418 424
At December 31, 2006	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-11	0	-905	0	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	0	0	0	0	461	461
Total recognized income and expense	0	0	0	0	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	494 315	0	8 265 785	283 056	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 059

Share capital at December 31, 2006 includes 153,559 shares paid not issued.

At December 31, 2007, the REC Group had 10 600 shareholders. The total number of outstanding shares at December 31, 2007 was 494 314,725 each with a par value of NOK 1. At December 31, 2006, the total number of outstanding shares amounted to 494 171 882 each with a par value of NOK 1.

On the Annual General Meeting (AGM) on April 20, 2006, the shares in REC ASA were split 1:20 (effected on April 21, 2006), bringing the number of outstanding shares to approximately 421 million. Subsequently to this, the company carried out a major share issue in connection with its initial public offering. The share issue increased the number of shares by 73 million, resulting in gross proceeds to REC ASA from the offering of NOK 6 928 million (NOK 6 820 million net, after tax). The share issue was oversubscribed, and attracted interest from a significant amount of investors both internationally and in Norway. At the time of the listing on May 9, 2006, REC ASA had approximately 22,000 shareholders, compared with less than 300 shareholders in the beginning of 2006.

The following shareholders had 1 percent or more of the total outstanding shares in REC ASA at December 31

NAME OF SHAREHOLDERS	2007 NO.OF SHARES	2007 OWNERSHIP	2006 NO.OF SHARES	2006 OWNERSHIP
Elkem AS	115 935 300	23.45%	115 935 300	23.46%
Q-Cells AG	84 956 767	17.19%	0	0.00%
Orkla ASA	80 489 700	16.28%	20 000 000	4.05%
Hafslund Venture AS	70 411 520	14.24%	105 411 520	21.33%
State Street Bank and Trust Co.	24 399 083	4.94%	12 682 144	2.57%
Brown Brothers Harriman & Co.	8 205 875	1.66%	5 266 191	1.07%
Sumitomo Corporation	5 139 000	1.04%	6 662 000	1.35%
Good Energies Investments B.V.	0	0.00%	169 801 900	34.36%
JP Morgan Chase Bank	0	0.00%	5 986 650	1.21%

At the AGM held on May 14, 2007, the Board was granted the authority to increase the share capital by a maximum of 49,000,000 shares in one or more issuances and at a subscription price per share to be fixed by the Board in connection with each issuance. The authority is valid until the next AGM, but in any case maximum 15 months.

At the AGM held on May 14, 2007, the Board was authorized to repurchase up to 10 percent of the face value of the Company's share capital at a price per share of between NOK 10 and NOK 300. This authorization is valid for 18 months from the date of the AGM or until it is rescinded by a resolution of a subsequent AGM.

16. MANAGEMENT COMPENSATION, LOANS AND SHAREHOLDINGS

According to the Norwegian Public Limited Companies Act § 6 -16a, the Board of Directors shall establish a specific declaration regarding determination of salary and other compensation to leading employees. Also, according to the Norwegian Public Limited Company Act § 5-6 (3), an advisory voting on the Board of Director's guidelines for determining executives' compensation for the upcoming fiscal year shall be held at the General Meeting. If the guidelines include share based payment schemes, such schemes must also be approved by the General Meeting.

Salary and other compensations for 2007 and 2006 are addressed below. In regards to determination of salary and other compensation for leading employees for the upcoming fiscal year, the Board of Directors will propose guidelines for the General Meeting 2008 that indude factors mentioned below.

The quality, skills and dedication of senior executives, key leaders and professionals are critical factors affecting the long-term value of REC. Hence, key compensation goals are to attract, develop and retain such strong talent and proven high performers, reward past achievements, and incent future performance. Compensation packages should be put together to support this.

Base Salary level should be determined locally and reflect local market average level for corresponding positions and qualifications in relevant businesses.

Performance bonus should be considered and provided for selected individuals whose achievement of performance objectives can be measured through clearly defined results parameters within areas that the individual by virtue of his or her position, qualifications and performance can influence.

REC offers supplementary pension schemes to employees in accordance with normal standard for similar companies, see below and note 19. Effective January 1, 2007, REC offers an additional supplementary deposit based pension scheme (contribution plan) to Norwegian employees with base salary level above 12 G.

In addition to the above mentioned compensation components, REC offers a car allowance, phone coverage and a limited number of other benefits to selected employees.

In case REC has a need to terminate employment contracts, or there is a common understanding between REC and the employee that the employment contract should be terminated, a severance payment will be negotiated on an individual basis.

In addition to base salary and performance bonus, REC's compensation plan for 2007 also included a Long Term Incentive Plan (LTIP) as explained further below For 2008, at the Annual General Meeting (AGM) 2008 the REC Board will propose a new stock option program for executives, key leaders and employees, as a replacement for the LTIP. The program is structured in such a way that potential individual profit cap from the option program during any one year should be limited from 1 to 2 years fixed salary (FS). The profit cap should be differentiated through the establishment of 3 participant categories that determines the participant's maximum profit cap.

The number of options allocated for 2008 will be established based on the potential profit cap of 1 to 2 years of FS, earned over the 6 year program duration, and based on the following assumptions: 1) The REC stock price development outperforms the Oslo Stock Exchange (OSE) by 25 percent, assuming an OSE annual average of 10 percent. 2) Strike price for the option to be calculated as the average trading price on the first trading day after the AGM. In 2008, strike price should be +5 percent due to late approval of the program (May 2008). Strike price will be adjusted for extraordinary dividends (not normal dividends).

The first 3 years will be considered a lock-up period. Exercising of options can take place in the 4th, 5th and 6th year, with 4 exercising periods per year. These periods will be 14 days after presentation of the quarterly interim results. Options not exercised are lost upon termination of employment contract.

There will be an annual allocation, with Board of Director's approval each individual year. The Board will ask the AGM for allocations and authorizations to support the 2008 program. The total stock option program should at any time not exceed 1 percent of the total number of outstanding shares, fully diluted

Compensation of the Group management for 2007 [6)7)8)]

AMOUNTS IN NOK (IF NOT OTHERWISE STATED) NAME	BASE SALARY 5)	BONUS EARNED 1)	LTIP 2)	PENSION BENEFITS 3)	OTHER TAXABLE BENEFITS 4)
Erik Thorsen	2 999 038	1 275 000	0	834 104	232 025
President and CEO		50%	0%		
Reidar Langmo	116 667	0	0	16 794	36 000
Senior Vice President[7]		NA	0%		
John Andersen	2 080 386	735 000	1 050 000	251 546	128 993
Executive Vice President and COO[7]		50%	50%		
Erik Sauar	1 685 679	527 000	850 000	184 490	74 750
Senior Vice President and CTO		40%	50%		
Gøran Bye	USD 325 000	USD 126 00	975 000	USD 48 893	USD 15 000
Executive Vice President		50%	50%		
Ingelise Arntsen	1 053 032	500 000	0	177 538	586 911
Executive Vice President[7]		50%	0%		
Bjørn Brenna	2 028 489	800 000	1 000 000	371 694	178 437
Executive Vice President and CFO		50%	50%		
Svànaug Bergland	1 104 473	374 000	440 000	281 423	133 808
Senior Vice President		40%	40%		
Jon Andre Løkke	1 161 280	273 600	342 000	127 128	147 447
Senior Vice President		30%	30%		
Einar Kilde	166 667	0	0	28 730	410 452
Executive Vice President Projects[7]		30%	0%		
Total 2007*	14 300 536	5 166 386	4 657 000	2 560 007	2 017 738

Compensation of the Group management for 2006 and 2005 [6)7)8)]

AMOUNTS IN NOK (IF NOT OTHERWISE STATED) NAME	BASE SALARY 5)	BONUS EARNED 1)	LTIP 2)	PENSION BENEFITS 3)	OTHER TAXABLE BENEFITS 4)
Erik Thorsen	2 511 750	1 250 000	0	1 276 394	226 270
President and CEO		50%	0%		
Reidar Langmo	1 388 103	560 000	93 333	177 992	148 637
Senior Vice President		40%	40%		
Erik Sauar	1 320 438	540 000	675 000	126 228	68 187
Senior Vice President and CTO		40%	50%		
Gøran Bye	USD 287 500	USD 115 000	975 000	USD 17 145	USD 15 000
Executive Vice President		40%	50%		
John Andersen	1 633 114	825 000	825 000	143 552	140 759
Executive Vice President		50%	50%		
Thor-Christian Tuv	1 152 351	450 000	345 000	172 822	261 971
Executive Vice President		40%	30%		
Bjørn Brenna	1 500 000	1 000 000	1 000 000	171 818	140 974
Executive Vice President and CFO		50%	50%		
Svànaug Bergland	929 059	300 000	300 000	94 290	108 741
Senior Vice President		30%	30%		
Jon Andre Løkke	1 178 317	330 000	330 000	131 946	290 186
Senior Vice President		30%	30%		
Total 2006*	13 457 016	5 992 553	4 543 333	2 405 001	1 481 928
Total 2005[9]*	9 714 769	6 669 070	0	818 764	1 021 290

[6] All amounts are exclusive of social security tax.

* Compensation to Gøran Bye in USD has been calculated based on average USD/NOK exchange rate for the relevant years to arrive to the total amounts in the tables. Bonus for 2007 is calculated based on year-end rate.

The guidelines for 2007 for determination of salary and other compensations for leading employees has been as outlined above. In addition, for 2007 there was a Long Term Incentive Plan (LTIP) as explained further below For 2008 this is suggested to be replaced by a share option plan, as explained above. The only changes in the agreements for compensations for leading employees during 2007 are adjustments of the amounts, as shown in the table above, and the changes of the composition of the Group management.

1) The bonuses are annual performance bonuses that are normally not to exceed the percentage of base salary as stated in the table. The amounts in the table above represent the bonuses earned during the fiscal year, and are normally paid and reported as taxable income for the employee in the subsequent year. The bonus is not included in the basis for holiday pay. The reasons behind the bonus scheme are to award, incentivize, retain and attract high talent and outstanding performance in business critical functions, taking both short and long term value creation into consideration.

The bonus amounts for 2005 include cash payments and sale of shares to Jon Andre Løkke and Thor-Christian Tuv as compensation for a cash bonus program that had not been implemented for the years 2003, 2004 and 2005. The final agreements were entered into at the turn of the year 2005/2006. The benefits were taxable for the employees in 2006 but reported in 2005 in the table as they related to periods prior to 2006. The cash payments were NOK 2 500 000 for Mr. Løkke and NOK 1 400 000 for Mr. Tuv. The reported taxable benefit related to their purchase of 2,817 shares each (before split 1:20) in REC ASA at a price of NOK 200 per share, was NOK 153,435 each.

2) Certain of the REC Group's employees are entitled to participate in the Company's Long Term Incentive Plan (LTIP). The LTIP is a plan under which an "LTIP Pool" is set aside in the initial earnings year and then paid out to eligible employees in three equal annual installments on March 1 of each of the three subsequent years. If payments are made under the program, each LTIP participant is entitled to a share of the LTIP Pool equal to her or his LTIP earning ratio, which ranges from 15-50 percent of each employee's annual base salary. LTIP participants are required to use 25 percent of each annual LTIP payment to purchase shares in REC ASA and to deposit the shares in an account at VPS for the remainder of the three-year LTIP period ("LTIP period") under which the LTIP payment was made. If an employee terminates their employment before the end of each LTIP period, the remaining share of the unpaid LTIP Pool and all shares relating to the relevant LTIP pool will be retained by the company.

   The LTIP program has an annual cap. The amounts included in the table represent the total benefits that are earned during 2006 and 2007, respectively , and that will be paid out in the three subsequent years, as described above, provided the person is still employed by the REC Group at the time of payment. The amounts are expensed in the income statement over a period of up to four years. Reidar Langmo resigned in 2007, and the amount in the table for 2006 is reduced to the payment in 2007. The LTIP Pool for 2006 and 2007 is based on the REC Group's actual financial performance compared to budgeted financial performance. Due to the positive development for the REC Group during 2006 and 2007, the LTIP program reached the cap for both years. The LTIP is not included in the basis for holiday pay. There was no LTIP for 2005

   The LTIP has been established as one driving force in developing the company, and its purpose is to award and incentivize outstanding performance and attract and retain strong talent in business critical functions. Particular considerations will be given to critical success factors, such as long term value creation, continued growth and development of the REC Group's market and/or technological position.

3) The amounts in the tables for pension benefits include change in accumulated benefit obligation (ABO) for the year for defined benefit obligations and additional defined contribution plans. ABO is the net present value of pension benefits earned based on the current pension qualifying income. The Group management, except for Gøran Bye, has pension benefits via REC's Group pension plan in Norway, see note 19. In general, REC's pension plan in Norway provides for lifetime retirement benefit coverage of 67 percent of pension qualifying income at the time of retirement up to 12 G (see definition in note 19) if the employee has fully earned (40 years) rights to social security payments as retired. It includes some spouse, children and disability pension rights. The amounts are calculated using the same assumptions as used in note 19, excluding social security tax.

   Mr. Thorsen is entitled to annual retirement pension equal to 65 percent of his base salary at the time of retirement. As of January 1, 2007 his employment contract has been amended and the retirement age has been reduced from 67 years to 65 years. Mr. Thorsen was included in the Group's ordinary pension plan in Norway as of August 1, 2006. The payment for coverage of the pension premium and related income tax for Mr. Thorsen's personal pension- and insurance scheme to cover the difference between REC's ordinary pension scheme and 65 percent of base salary is reported in the table for 2006 with NOK 662 628. For 2007 it has been evaluated that this plan is a defined benefit plan. The amounts for this individual plan for 2007 are included in the table for 2007 with NOK 587,846 that is the change in ABO reduced by the pension premium and related income tax of NOK 662 628 paid in 2006. In 2006, Mr. Thorsen received a nonrecurring compensation of NOK 500 000 for his first year of employment due to absence of a personal pension- and insurance scheme for this period, that is included in the table for 2006.

   As from January 1, 2007, the REC Group established an additional pension plan for Norwegian employees with salaries over 12 G. The plan provides a contribution of 15 percent of base salary above 12 G per year of employment that is to be paid out upon retirement. It also includes some spouse, children and disability pension rights. The amounts in the table for 2007 correspond to 15 percent of base salary above 12 G at year-end adjusted for the number of months of employment during the year. Gøran Bye is not part of this program, and as of January 1, 2007 Gøran Bye is entitled to an additional pension contribution from REC amounting to 15 percent of his base salary with a deduction of 12 G.

4) Other taxable benefits include benefits like company car/coverage of automobile expenses/vehicle allowance, telephone and Internet service, newspapers, health club memberships, reimbursement of home-office related expenses and certain other benefits. The benefits vary, and the amounts in the table are the amounts that are reported as taxable income in the relevant year, based on rules and regulations in the relevant tax laws. Bonus and LTIP payments are not included because earned bonus and LTIP are reported separately.

   The amounts for 2007 for Ingelise Arntsen and Einar Kilde include sign-on fees. Ingelise Arntsen has in addition received coverage of expenses for commuting, which is not a taxable benefit and not included in the table.

   There were no share based payment agreements in the REC Group in 2005, 2006 or 2007, except for the sale of shares as described in 1) above.

5) Base salary represents the amounts paid in the year, including holiday pay. Base salary is normally adjusted at January 1. Bjørn Brenna was employed at March 1, 2006, Ingelise Arntsen was employed at June 1, 2007 and Einar Kilde was employed at December 1, 2007 and the base salaries are for months of employment.

6) All amounts include payments and benefits from REC ASA and subsidiaries to the Group management. There were no payments and benefits from REC companies for services outside the function as Group management.

7) In the beginning of 2007, the following changes in the Group management took place: John Andersen, Jr. was appointed EVP REC Solar &

Group COO. Ingelise Arntsen was hired as new Executive Vice President at REC ASA effective June 1, 2007 with the responsibility to lead REC's Wafer division. Thor Christian Tuv is not a member of the REC Group Management Team from January 1, 2007. Reidar Langmo was not a part of the Group management from February 1, 2007. At the end of 2007, Einar Kilde was employed as Executive Vice President Projects.

8) During the years 2005, 2006 and 2007 no payments were made, or benefits earned, for termination of employment for any of the members of the Group management.

The following members of the Group management have arrangements that entitle them to special benefits if the employment is terminated, beyond the normal notice period of 6 months.

REC ASA may terminate Mr. Thorsen's employment contract at any time and with immediate effect, upon payment of up to 30 months of salary if the agreement is terminated within the first two years of employment and 24 months of salary if the agreement is terminated after the first two years of employment. In the event of dismissal, Mr. Thorsen would be entitled to the first twelve months of the compensation, but any amounts in excess of this that he receives from another employer would be deducted from the balance.

In the event Mr. Bye's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary together with a pension allowance, a vehicle allowance and a bonus calculated on a pro rata basis, and an allowance for his relocation to Norway.

In the event that Mr. Andersen's contract is terminated by REC, he is entitled to a severance payment equal to six months of salary.

Mr. Brenna is entitled to a severance payment equal to 12 months of his salary if his contract is terminated. In the event of dismissal, Mr. Brenna would be entitled to the first six months of the compensation, but any amounts in excess of this that he receives from another employer would be deducted from the balance.

Ms. Bergland is entitled to two years' salary in the event of her early termination. In the event of dismissal, Ms. Bergland would be entitled to the first twelve months of the compensation, but any amounts in excess of this that she receives from another employer would be deducted from the balance.

In the event that Ms. Arntsen's contract is terminated by REC, she is entitled to a severance payment equal to six months of her salary.

In the event that Mr. Løkke's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary.

In the event that Mr. Sauar's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary.

Except as noted above, no members of the Group management or Board of Directors have service contracts with the REC Group that provide for benefits upon termination of employment.

9) The Group management for 2005 included; Erik Thorsen (7 months), Alf Bjørseth (5 months), Bjørn R. Berntsen, Reidar Langmo, Erik Sauar, Gøran Bye (6 months), Tor Hartmann (6 months), John Andersen Jr., Thor-Christian Tuv, Svànaug Bergland (2.5 months) and Jon Andre Løkke.

Compensation of the Board of Directors

(AMOUNTS IN NOK) NAME	BOARD COMPENSATION [10]	COMPENSATION FOR COMMITTEES [10,11]
Ole Enger [15]	200 000	40 000
Tore Schiøtz	350 000	40 000
Christian Berg [14]	0	20 000
Marcel Egmond Brenninkmeijer	200 000	40 000
Roar Engeland [14]	200 000	40 000
Rune Bjerke [16]	118 800	23 760
Line Geheb	200 000	40 000
Susanne Munch Thore	200 000	40 000
Karen Helene Ulltveit-Moe [13]	200 000	40 000
Inger Johanne Solhaug [14]	0	0
Total period April 20, 2006 - May 14, 2007	1 668 800	323 760

0248

(AMOUNTS IN NOK) NAME	BOARD COMPENSATION [10]	COMPENSATION FOR COMMITTEES [10,11]
Tore Schietz	300 000	0
Marcel Brenninkmeijer	150 000	0
Ole Enger [16]	150 000	37 500
Roar Engeland [16]	70 060	14 147
Rune Bjerke	150 000	37 500
Paul Kloppenborg [12]	150 000	37 500
Richard Aa [13]	79 940	19 985
Halvor T Svartdal [13]	150 000	37 500
Karen Helene Ulltveit-Moe [12]	0	0
Line Geheb [13]	0	0
Susanne Munch Thore [12]	0	0
Total period May 22, 2005–April 20, 2006	1 200 000	184 132
Total period 2004–2005	821 288	62 500

Ordinary salary etc. for employee elected board members[19]

(AMOUNTS IN NOK) NAME	SALARY	BONUS PAID	PENSION BENEFITS	OTHER TAXABLE BENEFITS
Mona Stensvik [14]	266 499	12 895	14 446	9 396
Rolf B. Nilsen [14]	263 418	27 652	15 525	2 700
Jørn Mobæk [14]	285 294	17 421	26 422	0
Rita Glenne [14,17]	580 855	0	71 463	23 727
Unni Iren Kristiansen [14,17]	33 871	0	7 571	3 376
Total paid May 14 - December 31, 2007 [17]	1 429 937	57 968	135 427	39 199

10) The amounts in the table represent the amounts that were paid in 2007, 2006 and 2005, respectively and that were approved by the Annual General Meetings (AGM) as compensation for the periods between the AGMs. Compensation of the Board of Directors for the period May 14, 2007 to May 19, 2008, will be decided by the AGM on May 19, 2008.
11) Committees are: Audit Committee, Compensation Committee, Corporate Governance Committee and Nomination Committee.
12) Members effective from May 9, 2006
13) Members up to the AGM April 20, 2006.
14) Members effective from the AGM May 14, 2007.
15) Member up to AGM May 14, 2007.
16) Member up to December 22, 2006.
17) Rita Glenne did not participate in board meetings from December 11, 2007 and informed the board that she resigned as a board member. Unni Iren Kristiansen has attended the board meetings from December 11, 2007 as a deputy board member. Rita Glenne is included in the table above for the period May 14 to December 11, 2007. Unni Iren Kristiansen is included in the table above for the period December 11 to December 31, 2007.
18) Compensation paid to the companies in which they are employed.
19) For the employee elected board members, their salaries, bonuses and other taxable benefits paid from May 14, 2007 are included. It does not include any bonuses and LTIP, if any, paid before May 14 or after December 31, 2007. No board compensation or compensation for committees has been paid in 2007 to employee elected board members.

None of the shareholder elected board members received compensation from any other REC Group companies. Any compensation received by other companies outside the REC Group is not included.

Loans and guarantees for employees and Board of Directors

Total loans and guarantees to employees amounted to NOK 1.8 million and 2.5 million at December 31, 2007 and 2006, respectively.
On July 8, 2005, the Company loaned Erik Thorsen NOK 700 000, and on December 8, 2005, the Company loaned Svånaug Bergland NOK 500 000. The purpose of each of these loans was to facilitate the borrower's purchase of a car. Each of the loans is interest and installment free for two years. The terms of the loans have been extended. In each case, if the borrower resigns from the Company, the loan will become due and payable. The loans are secured by mortgage on their houses.

On August 1, 2005, the Company loaned Gøran Bye USD 50 000 on an interest free basis, which was to be repaid by setting-off amounts owed against his net annual bonus payments, beginning in 2007. At year-end 2007 the loan was fully repaid.

No Board member or other shareholders than mentioned above, including their closely related parties had any loans or guarantees at December 31, 2007 or 2006.

Shareholdings, options and convertible bonds

The number of shares, options and convertible bonds owned by members of the Board of Directors and the REC Group management, including their closely related parties, are shown in the table below. At December 31, 2007 and 2006, there were no outstanding options or convertible bonds. The table includes those that were members at December 31, 2007 or 2006.

NAME	TITLE	2007 SHARES	2006 SHARES
Reidar Langmo (through Rebelijo Invest AS)	Senior Vice President	NA [1]	2 777 720
Erik Sauar (also through Sauar Invest AS)	Senior Vice President & CTO	367 270	696 460
Tore Schiøtz (through Granhaug Industrier AS and Centurum AS)	Board member	250 000	500 000
Erik Thorsen (also through Toleko AS)	President & CEO	250 000	350 000
John Andersen Jr.	Executive Vice President & COO	133 975	133 480
Thor-Christian Tuv (through The Tuv AS)	Executive Vice President	NA [1]	130 700
Jon André Løkke (through Ludens AS)	Senior Vice President	88 938	113 740
Bjørn Brenna (through RBBR Invest AS)	Executive Vice President & CFO	33 800	32 600
Gøran Bye (through Schoutbynacht AS)	Executive Vice President	29 585	29 000
Svånaug Bergland	Senior Vice President	10 680	10 500
Ingelise Arntsen	Executive Vice President	1 500	NA
Mona Stensvik	Employee representative in the Board	300	NA [1]
Jørn Mobæk	Employee representative in the Board	100	NA [1]
Rita Glenne	Employee representative in the Board	20 116	NA [1]
Unni Iren Kristiansen	Employee representative in the Board	1 500	NA [1]

[1] Not part of REC Group Management or Board member at year-end.

17. BORROWINGS

(NOK IN THOUSAND)	2007	2006
Non-current financial liabilities, interest bearing		
Bank borrowings	1 246 911	1 868 830
EverQ borrowings (from banks and shareholders)	298 514	34 731
Amounts due to Komatsu	479 074	468 175
Finance lease liabilities	288 094	126 681
Total non-current financial liabilities, interest bearing	2 312 593	2 498 417
Current financial liabilities, interest bearing		
Current bank borrowings	306 290	0
EverQ borrowings (from banks and shareholders)	152 573	132 764
Current portions of financial lease liabilities	25 116	13 054
Total current financial liabilities, interest bearing	483 979	145 818
Total financial liabilities, interest bearing	2 796 572	2 644 235
Non-current non-financial liabilities, interest bearing		
Prepayments - interest bearing*	326 554	0
Total liabilities, interest bearing	3 123 126	2 644 235

* Prepayments from EverQ.

Bank borrowings and the amounts due to Komatsu (see note 30) are unsecured but they contain certain covenants. Bank borrowings in EverQ are secured. These amounted to NOK 292 million (REC's 33.33 percent share) and NOK 19 million at December 31, 2007 and 2006, respectively. In addition, finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

In the limited liability company agreement (the "LLC Agreement") of REC Advanced Silicon Materials LLC (ASiMI), there are various provisions that are intended to protect Komatsu America Corporation's retained interest in ASiMI, see note 30. Among other things, the LLC Agreement requires REC Silicon to maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0. At December 31, 2007, the current ratio was 1.1 to 1.0. REC Silicon has a cure period under the LLC Agreement for, and received in 2008 a waiver of, this noncompliance at year-end. The waiver waives this non-compliance retroactively as of December 31, 2007 and is conditioned upon compliance with this ratio by March 31, 2008.

Contractual maturities

The following are the contractual maturities of financial interest bearing liabilities, including estimated interest payments.*

AT DECEMBER 31, 2007 (NOK IN THOUSAND)	MATURITY ANALYSIS – CONTRACTUAL PAYMENTS TO BE MADE							
	CARRYING AMOUNT	TOTAL EXPECTED PAYMENTS	2008	2009	2010	2011	2012	AFTER 2012
Bank borrowings	1 553 201	1 786 182	387 122	369 736	352 350	676 974	0	0
EverQ borrowings	451 087	485 661	172 011	252 451	61 199	0	0	0
Amounts due to Komatsu	479 074	575 611	0	0	575 611	0	0	0
Finance lease liabilities	313 210	460 182	42 019	41 282	40 174	40 165	40 165	256 376
Total	2 796 572	3 307 636	601 152	663 469	1 029 334	717 139	40 165	256 376

AT DECEMBER 31, 2006 (NOK IN THOUSAND)	MATURITY ANALYSIS – CONTRACTUAL PAYMENTS TO BE MADE							
	CARRYING AMOUNT	TOTAL EXPECTED PAYMENTS	2007	2008	2009	2010	2011	AFTER 2011
Bank borrowings	1 868 830	2 182 777	285 090	406 681	390 200	373 720	727 086	0
EverQ borrowings	167 495	171 581	135 727	35 855	0	0	0	0
Amounts due to Komatsu	468 175	665 405	0	0	0	665 405	0	0
Finance lease liabilities	139 735	188 762	22 284	22 388	22 037	21 396	20 136	80 521
Total	2 644 235	3 208 525	443 101	464 923	412 237	1 060 521	747 222	80 521

* The difference between carrying amount and total expected payments represent interest and for bank borrowings also remaining parts of loan fees that were paid at the time of entering into loan agreements and that are amortized as a part of effective interest. All cash flows are undiscounted. Amounts in other currencies than NOK are translated at the exchange rates at December 31, 2007 and 2006, respectively.

Financial leases are primarily for the second Cell plant in Narvik and the SiC facility at Herøya, see note 6.

The Company entered into a Credit Facilities Agreement for NOK 5 425 million with a syndicate of seven banks dated March 23, 2006. During 2006, all external debt in subsidiaries, except for a loan of USD 77 million (plus accrued interest) from Komatsu America Corporation to REC Advanced Silicon Materials LLC dated July 29, 2005, was refinanced through the new Credit Facilities Agreement.

The nominal interest rates and currency distribution (notional amounts) at December 31, 2007 were as follows

	INTEREST RATE (%)		CURRENCY	AMOUNTS IN THOUSAND CURRENCY	BORROWER
Bank overdrafts	5.6	Variable	NOK	0	REC ASA
Bank borrowings	6.2	Variable	NOK	792 565	REC ASA
Bank borrowings	5.2	Variable	USD	145 000	REC ASA
EverQ borrowings – from banks	6.0	Variable	EUR	36 667	EverQ
EverQ borrowings – from the shareholders	5.4	Fixed	EUR	20 000	EverQ
Amounts due to Komatsu	6.6	Fixed	USD	77 189	ASiMI
Finance leases	6.7	Fixed	NOK	236 147	REC ScanCell
Finance leases	4.7	Fixed	NOK	76 717	REC ScanWafer

The nominal interest rates and currency distribution (notional amounts) at December 31, 2006 were as follows

	INTEREST RATE (%)	CURRENCY	AMOUNTS IN THOUSAND CURRENCY	BORROWER
Bank overdrafts	4.0	NOK	0	REC ASA
Bank borrowings	4.2	NOK	992 565	REC ASA
Bank borrowings	5.7	USD	145 000	REC ASA
EverQ borrowings	6.5	EUR	20 332	EverQ
Amounts due to Komatsu	6.6	USD	77 189	ASiMI
Finance leases	6.9	NOK	139 735	REC ScanWafer

For the amounts due to Komatsu, the effective interest rate is 8.1 percent due to fair value adjustment in the purchase price allocation in 2005. Effective interest rates for the other interest bearing liabilities approximate the nominal interest rates.

Credit facilities at December 31

	2007		2006	
(NOK IN THOUSAND)	TOTAL	UNDRAWN	TOTAL	UNDRAWN
Total Credit facilities*	5 685 000	3 935 000	5 685 000	3 735 000

* The amounts due to Komatsu, the financial leases and EverQ borrowings are not included in total credit facilities. EverQ had an undrawn credit line at December 31, 2007 of EUR 73 million (REC's 33.33 percent share).

Total credit facilities consist of the NOK 5,425 million Credit Facilities Agreement and NOK 260 million overdraft facilities, primarily related to the Group cash pool system. At December 31, 2007, the amounts under the Credit Facilities Agreement were available for general investments and corporate purposes. At December 31, 2006, the amounts were available for investments in the FBR plant in the USA (NOK 2,200 million) for specified wafer investments (NOK 600 million) and for general corporate purposes (NOK 675 million). REC paid an up-front fee for the Credit Facilities Agreement of NOK 24 million of which NOK 18 million is remaining unamortized amount at year-end 2007.

18. INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

Recognized income tax expense

(NOK IN THOUSAND)	2007	2006	2005
Current tax expense	747 227	301 798	14 572
Deferred tax expense/benefit	-103 233	-16 168	11 588
Total income tax expense in the income statement	643 994	285 630	26 160

Current income tax expense include tax benefits of NOK 7 million for 2007 and expenses of NOK 6 million for 2006 as adjustments of prior periods. Deferred tax benefits for 2007 and 2006 include expenses of NOK 6 million and 9 million, respectively, as adjustments of prior periods.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows

(NOK IN THOUSAND)	2007	2006	2005
Profit before tax	1 977 347	743 960	30 083
Tax calculated at domestic tax rates applicable to profits in the respective countries	661 956	279 168	29 271
Change in tax rate and tax regulation	-5 778	-1 257	0
Tax credits, expenses deductible in tax and income not subject to tax	-22 850	-11 031	-1 087
Expenses not deductible for tax purposes	11 806	6 048	266
Effects of not recognized temporary differences this year or reversal of previous years'	-166	-2 693	-2 290
Adjustment of prior year's income taxes	-974	15 395	0
Tax charge	643 994	285 630	26 160
Effective tax rate	32.6%	38.4%	87.0%

The income tax in Norway and Sweden is based on a corporate income tax rate of 28 percent. The income tax in the USA is based on nominal 35 percent federal tax rate plus state tax rate of 3 percent (between zero (State of Washington) to 7 percent (Montana) in the USA). The effective tax rate in the USA for 2007 and 2006 was 34.7 percent and 39.1 percent, respectively. The tax expense in the USA is also affected by tax credits, Domestic Production Activities Deduction and other expenses deductible in tax. These effects, including adjustment for prior years, decreased tax expense for 2007 in the USA by NOK 37 million (increase of NOK 8 million in 2006) compared to a calculation using 38 percent nominal tax rate. The nominal tax rate for EverQ in Germany has been reduced from 33 percent in 2006 to 23 percent from January 1, 2008. This had only a minor effect on the tax expense for 2007. Expenses not deductible for tax purposes include losses on associated companies. The calculated deferred tax benefit of 28 percent on the reported expenses for the convertible loans combined with higher effective tax rate on profits in the USA contributed to the high combined effective tax rates for 2005 and 2006. Adjusted for the effects of the convertible loans, the calculated effective tax rate for 2006 was 33 percent.

Estimation of the amounts of deferred tax assets and liabilities that may be recovered or settled within and after 12 months based on the balance sheet classification as current and non-current are as follows

(NOK IN THOUSAND)	2007	2006
Deferred tax assets:		
Deferred tax asset to be recovered after 12 months	139 698	41 355
Deferred tax asset to be recovered within 12 months	267 734	123 166
Offset deferred tax assets and liabilities	-176 674	-161 779
Total	230 758	2 742
Deferred tax liabilities:		
Deferred tax liability to be settled after 12 months	475 659	383 312
Deferred tax liability to be settled within 12 months	11 335	12 181
Offset deferred tax assets and liabilities	-176 674	-161 779
Total	310 320	233 714
Net deferred tax liabilities	-79 562	-230 972

The following are the major deferred tax liabilities (-) and assets (+) recognized by the group and movements during 2005, 2006 and 2007

(NOK IN THOUSAND)	NON CURRENT ASSETS *	CONVERTIBLE BONDS	EMPLOYEE BENEFITS	TAX LOSSES	OTHER **	TOTAL
Net deferred tax at January 1, 2005	-16 656	13 977	3 890	120 758	3 584	125 553
Recognized in income statement	-34 951	130 570	-26 484	-96 187	15 464	-11 588
Recognized to equity	0	0	8 813	0	0	8 813
Acquisition of subsidiaries and joint ventures	-108 367	0	48 193	0	20 976	-39 198
Translation differences	-4 259	0	511	3 888	-141	-1
Net deferred tax at December 31, 2005	-164 233	144 547	34 923	28 459	39 883	83 579
Recognized in income statement	-208 586	226 623	-15 645	-27 817	41 593	16 168
Recognized to equity	0	-371 170	406	0	33 918	-336 846
Acquisition of subsidiaries and joint ventures	-10 142	0	0	3 680	0	-6 462
Translation differences	15 770	0	967	-1 688	-2 460	12 589
Net deferred tax at December 31, 2006	-367 191	0	20 651	2 634	112 934	-230 972
Recognized in income statement	-133 492	0	7 568	-1 057	230 214	103 233
Recognized to equity	0	0	480	0	5 442	5 922
Translation differences	53 760	0	-109	-81	-11 314	42 255
Net deferred tax at December 31, 2007	-446 923	0	28 590	1 496	337 275	-79 562

* Non current assets are primarily accelerated tax depreciation and temporary differences at acquisition of business.

** Other is primarily current assets and liabilities, including inventories, derivatives and accrued expenses. The amount recognized to equity relates to cash flow hedge and translation differences.

The difference between current tax in the income statement for the year and the balance sheet at year end was primarily due to the fact that some of the income tax for the financial year is being paid during the year in the USA and Sweden. A part of the difference for 2006 was in addition due to the tax effect of costs attributable to the equity increase that was recognized to equity (NOK 42 million).

Total income taxes recognized to equity as from January 1, 2004 excluding translation differences on deferred tax (minus is reduction to equity)

(NOK IN THOUSAND)	2007	2006	2005	2004	TOTAL
Effect of transition to IAS 39 at January 1, 2005	0	0	13 977	0	13 977
Effect of actuarial gains and losses	480	406	8 813	631	10 330
Effect of convertible bonds	0	-371 170	0	0	-371 170
Effect of translation differences	33 089	0	0	0	33 089
Effect of cash flow hedge	-27 647	33 918	0	0	6 271
Total deferred tax	5 922	-336 846	22 790	631	-307 503
Current tax – effect of costs for capital increase	0	41 986	0	0	41 986
Total	5 922	-294 860	22 790	631	-265 517

Deferred tax assets have not been recognized in respect of the following temporary differences

(NOK IN THOUSAND)	2007	2006
Grants for investments	28 305	2 968
Tax losses	2 914	364
Total	31 219	3 332

The increase in government grant for investments relates primarily to EverQ. REC Group's 33.33 percent share of EverQ's grants received subsequent to the acquisition as of December 19, 2006 is included in the table above.

At December 31, 2007 and 2006, accumulated undistributed earnings for REC's ownership shares in companies in the USA were approximately NOK 1 300 million and NOK 580 million, respectively. A 15 percent withholding tax would amount to NOK 195 million and NOK 87 million, respectively, that has not been recognized as a deferred tax liability. See notes 2.16 and 4.

19. RETIREMENT BENEFIT OBLIGATIONS AND EXPENSES

The Group provides defined benefit pension plans for all employees in Norway. Parts of the pensions are paid by the Norwegian government that provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament (G-regulation). Benefits are determined based on the employee's length of service and compensation. The cost of pension benefit plans is expensed over the period that the employee renders services and becomes eligible to receive benefits.

The REC Group offers primarily contribution plans to employees outside of Norway. REC Silicon has an employer-sponsored retirement plan (401 (k)) for employees in the USA, in which the contributions to the plan are determined each year. ASiMI had defined benefit plans at the time it was acquired in 2005. Subsequent to the acquisition, the ASiMI defined benefit plans were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged. Curtailment gains of NOK 42 million were recognized as part of pension costs in 2005.

Some of the Norwegian subsidiaries have an agreement-based early retirement plan which is a defined benefit multi-employer plan. For this plan, and the defined benefit multi-employer plans in REC ScanModule AB, the administrators are not able to calculate the REC Group's share of assets and liabilities and these plans are consequently accounted for as defined contribution plans. Contributions to these plans of NOK 6 million and NOK 3 million were included as pension expenses for 2007 and 2006, respectively

The plan assets and the projected benefit obligations (net present value of pension benefits earned at the balance sheet date based on expected pension qualifying income at the time of retirement) were measured at December 31, each year. Independent actuaries performed the actuarial calculations. The present value of the projected defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method. The discount rate for the defined benefit plan in Norway was estimated based on the interest rate on Norwegian government bonds. Average time before the payments of earned benefits was calculated at just below 40 years, and the discount rate was projected to a 40-year rate through a reference to European long-term interest rates, as the longest duration in Norway is 10 years. The assumption for salary increase, increase in pension payments and G-regulation are referenced to guidelines from the Norwegian Accounting Standards Board and are tested against historical observations, statements made about the future developments and the relationship between different assumptions.

Defined benefit plans

(NOK IN THOUSAND)	2007	2006
Gross retirement benefit obligations at January 1	283 773	266 269
Service cost	48 625	25 483
Interest cost on pension obligations	13 838	12 337
Actuarial gains and losses	10 967	4 991
Benefits paid, paid-up policies and disability obligations	-13 627	-11 681
Translation differences	-22 145	-13 626
Gross retirement benefit obligations at December 31	321 428	283 773
Fair values of plan assets at January 1	186 967	158 155
Actual return on plan assets	15 829	23 625
Pensions premium paid	44 037	26 303
Benefits paid, paid-up policies and disability reserve	-13 627	-11 681
Translation differences	-17 875	-9 435
Fair value of plan assets at December 31	215 328	186 967
Funded status at December 31	106 100	96 806
Accrued social security tax	8 772	6 425
Net retirement benefit obligations at December 31	114 872	103 231

Retirement benefit obligations in the balance sheet

(NOK IN THOUSAND)	2007	2006
Defined benefit plans		
Net retirement benefit obligations at January 1	103 231	115 063
Net periodic benefit costs	53 960	30 719
Actuarial gains and losses recognized directly in equity	8 617	-9 807
Pension premiums paid	-44 037	-26 303
Social security tax on pensions premium	-2 630	-2 250
Translation differences	-4 270	-4 191
Net retirement benefit obligations at December 31	114 872	103 231
Defined contribution plans	1 328	0
Total net retirement benefit obligations at December 31	116 200	103 231

The amounts recognized in the income statement are as follows

(NOK IN THOUSAND)	2007	2006	2005
Current service cost	48 625	25 483	20 971
Interest cost on gross retirement benefit obligations	13 838	12 337	6 724
Expected return on plan assets (net of administration cost)	-13 572	-10 824	-8 400
Curtailment gain	0	0	-41 634
Employer's social security tax on defined benefit costs	5 069	3 723	1 886
Total benefit plans	53 960	30 719	-20 453
Contribution plans including employer's social security tax	18 039	12 267	2 901
Total pension expenses (see note 23)	71 999	42 986	-17 552

Subsequent to the acquisition of ASiMI in 2005, its schemes were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged. The changes resulted in a curtailment gain in 2005. Net pension liability for the ASiMI schemes was NOK 16 million, NOK 33 million and NOK 56 million at the end of 2007, 2006 and 2005, respectively. For 2007 and 2006, a net pension income of NOK 2 million (expected return on plan assets less interest cost on liabilities) was recognized in the income statement in both years and an actuarial loss of NOK 7 million and a gain of NOK 11 million was recognized to equity in 2007 and 2006, respectively. Employer's contributions were NOK 17 million and NOK 6 million in 2007 and 2006, respectively, and translation differences reduced the net liability by NOK 4 million in both years when converting the USD amounts to NOK.

Cumulative actuarial losses recognized to equity were NOK 33 million before taxes and NOK 24 million after taxes.

Actuarial gain/loss on gross retirement benefit obligations (exclusive of social security tax) consist of

(NOK IN THOUSAND)	2007	2006	2005	2004
(a) experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred)	28 041	3 467	9 966	-387
(b) the effects of changes in actuarial assumptions	-17 073	1 524	17 955	5 502
Total actuarial gain/loss on gross retirement benefit obligations	10 967	4 991	27 921	5 115

The difference to actuarial gain/loss on net retirement benefit obligations is actuarial gain/loss on plan assets and social security tax.

The actuary risk tables for probability for mortality and marriage in Norway that are based on advice in accordance with published statistics and experience, were changed at December 31, 2007. The estimated effect of this change was an actuarial gain of NOK 7 million. The names of the risk tables at year-end 2007 were: Mortality K2005, Marriage K2005 and Disability IR02.

Distribution of plan assets at fair value at December 31

(NOK IN THOUSAND)	TOTAL		NORWEGIAN PLANS		ASIMI PLANS	
ASSET CATEGORY	2007	2006	2007	2006	2007	2006
Bonds, commercial paper	158 783	63 924	42 576	37 525	116 208	26 399
Shares	21 461	113 571	21 461	13 333	0	100 238
Properties	13 500	7 723	13 500	7 723	0	0
Other	21 584	1 749	8 998	1 749	12 585	0
Total	215 328	186 967	86 535	60 330	128 793	126 637

During 2007, the investment strategy of plan assets for ASiMI was changed to reduce volatility. For the Norwegian plans the part invested in equity securities is limited to a maximum of 35 percent.

The principal actuarial assumptions used to determine retirement benefit obligations at December 31

	2007 NORWAY	2006 NORWAY	2005 NORWAY	2007 ASIMI	2006 ASIMI	2005 ASIMI
Discount rate	4.5%	4.4%	4.0%	5.8%	5.8%	5.5%
Future salary increases	4.3–4.5%	4.0%	3.5%	NA	NA	NA
Future pensions increases	4.3%	4.0%	2.5%	NA	NA	NA
Future increase in social security base amount (G)	4.3%	4.0%	2.5%	NA	NA	NA
Future turnover	Stepwise with average 5–6%<50 years 0–1%>50 years	4%<50 years 2%>50 years	2%<40 years 0%>40 years	NA	NA	NA

The assumptions used to determine the benefit cost for the year are those determined at the beginning of the year. The expected long-term return on the Norwegian schemes' plan assets was 5.4 percent, 5 percent and 6 percent for calculation of the pension expense for 2007, 2006 and 2005, respectively. For the ASiMI schemes it was 8 percent for all three years. Expected long-term return is calculated based on the estimated risk free interest rates at the balance sheet dates adjusted for the expected long-term yield on the different investment categories above the risk free rates, based on historical long-term yields and deducting expected administration costs. For Norwegian defined benefit pension plans organized through insurance companies the average yield has been one percentage point above the government rate.

The average expected remaining service lives in years for the Norwegian plans were about 16, 17 and 22 at December 31, 2007, 2006 and 2005, respectively. The corresponding lives for ASiMi plans were about 15 for all three years.

The number of employees in the defined benefit Norwegian plans was 935, 710 and 518 at December 31, 2007, 2006 and 2005, respectively. The corresponding number for ASiMI plans was about 700 for all three years.

Contributions expected to be paid to the defined benefit plans during 2008 are NOK 37 million for the Norwegian plans including social security tax and NOK 4 million for ASiMI plans.

The expected contributions to the plans in 2008 and the following estimates are based on facts and circumstances at December 31, 2007. Actual results may materially deviate from these estimates. Changes in other assumptions that are not included in the table below may also materially affect the liabilities and expenses. These include risk tables for mortality, marriage and disability that are based on advice in accordance with published statistics and experience. The expected total pension expense for 2008 for the Norwegian benefit plans, based on the assumptions and members of the plan as of year-end 2007, is NOK 69 million. Of this, current service cost is estimated to NOK 60 million excluding social security tax (SST). Gross pension obligations excluding social security tax for the Norwegian benefit plans as of year-end 2007 were NOK 176 million. The table below shows an estimate of the potential effects (percentage) of changes (percentage points) in the key assumptions for the defined benefit plans in Norway on gross retirement benefit obligations at December 31, 2007 and current service cost for 2008.

Estimated effects of changes in assumptions

	DISCOUNT RATE		FUTURE SALARY INCREASE		SOCIAL SECURITY BASE AMOUNT (G)		ANNUAL ADJUSTMENTS TO PENSIONS		TURNOVER	
Changes in assumptions*	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%
Pension obligation	-20%	+28%	+23%	-16%	-5%	+7%	+13%	-11%	-5%	+7%
Current service cost 2008	-21%	+30%	+26%	-17%	-6%	+9%	+13%	-10%	-4%	+7%

* Percentage points

For the ASiMI benefit plans there would be no effect of changes in future salary increases, change in the social security base amount, annual adjustments to pensions or turnover. A one percentage point change in discount rate is estimated to affect the pension obligation at year-end 2007 by approximately NOK 20 million.

20. PROVISIONS, TRADE PAYABLES AND OTHER NON-INTEREST BEARING LIABILITIES

(NOK IN THOUSAND)	2007	2006
Current		
Provisions	7 232	3 960
Trade payables *	637 494	435 701
Other non-interest bearing liabilities **	690 259	220 301
Total provisions, trade payables and other liabilities	1 334 985	659 962
Non-current		
Provisions	34 527	24 379
Negative value delivery contract ***	82 344	132 042
Other non-interest bearing liabilities	0	45 568
Total provisions & other non-interest bearing liabilities	116 871	201 989

* Trade payables include payables for capital expenditures, which amounted to approximately NOK 190 million at December 31, 2007.

** Other non-interest bearing current liabilities include accrued cost for capital expenditures of approximately NOK 400 million at December 31, 2007.

*** Long-term delivery contract that was fair valued in the purchase price allocation of ASIMI. As it has a negative value it is not classified as an intangible asset. The fair value assessment is recognized as a reduction of cost over 5 years from August 2005.

Specification of provisions

(NOK IN THOUSAND)	WARRANTIES	OTHER PROVISIONS	TOTAL
At January 1, 2006	7 664	3 015	10 679
Additional provisions	17 993	2 169	20 162
Unused amounts reversed	0	-2 077	-2 077
Used during the year	0	-425	-425
At December 31, 2006	25 657	2 682	28 339
Additional provisions	16 279	14 729	31 008
Unused amounts reversed	-11 163	-697	-11 860
Exchange differences	-1 791	-41	-1 832
Used during the year	-684	-3 212	-3 896
At December 31, 2007	28 298	13 461	41 759

Distribution of total provisions

(NOK IN THOUSAND)	2007	2006
Provisions current	7 232	3 960
Provisions non-current	34 527	24 379
Total provisions	41 759	28 339

A provision is a liability of uncertain timing or amount. See note 4 for more information about warranties. Current provisions are expected to be paid within one year. Non-current provisions are primarily warranties and asset retirement obligations that are not expected to be paid within five years.

21. GOVERNMENT GRANTS

(NOK IN THOUSAND)	2007	2006
Recognized in balance sheet - grants related to assets	58 664	6 126
Recognized in income statement - grants related to income	6 678	11 046
Total	65 323	17 172

Grants are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are recognized to the income statement at the same time as depreciation of the related assets, and are not included in the second line in the table above. Grants related to income are grants that compensate period expenses.

A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attached to it, and that the grant will be received. For parts of the government grants related to assets there are some restrictions that must be complied with. Conditions for EverQ are primarily to keep the fixed asset over a period of 5 years and to achieve an agreed number of employees.

EverQ was acquired at December 19, 2006. EverQ had prior to the acquisition recognized government grants related to capital expenditure for its first and second plant of EUR 13 million (the REC Group's 33.33 percent share), of which EUR 3 million was a grant related to EverQ at that time being a small or medium sized entity. These grants were in the purchase price allocation not included as liabilities in the balance sheet for the REC Group and they are not included in the table above. During 2007, additional government grants for capital expenditure, primarily for the second plant, of EUR 6 million (the REC Group's 33.33 percent share) was recognized by EverQ. Payments of the grants to EverQ are dependent on an EU approval process and that funds are available.

22. OTHER OPERATING EXPENSES

(NOK IN THOUSAND)	2007	2006	2005
Energy and water costs	401 514	350 540	204 558
Operation and maintenance costs	248 875	157 522	117 621
Operating lease expenses	21 502	24 384	10 685
Freight, postage & transportation	43 025	26 225	15 714
IT and telecommunication costs	47 172	28 309	18 294
Travel and entertainment costs	46 880	32 027	17 848
Insurance costs	52 831	37 221	22 792
Sales, marketing and advertising costs	24 655	3 725	0
Consultancy, temporary contract workers, and auditors fees	247 505	167 424	34 099
Own work capitalized on fixed assets	-57 350	-2 070	0
Gain/loss on disposal of fixed assets	3 553	777	-4
Other*	83 657	135 693	155 848
Total other operating expenses	1 163 819	961 778	597 455

* Other includes cost reduction relating to the negative value of the long-term delivery contract of NOK 35 million in 2007 and NOK 19 million in 2006, see note 20.

Auditor's remuneration

(NOK IN THOUSAND)	2007	2006
Statutory audit	6 437	6 715
Other assurance services	590	470
Tax advisory services	300	867
Other non-audit services	645	3 275
Total auditor's remuneration	7 972	11 327

Amounts are exclusive of VAT.

Total auditor's remuneration expensed in 2005 was NOK 8.2 million, of which NOK 6.0 million related to statutory audit.

In 2006 audit fees related to the share capital increase recognized directly to equity amounted to NOK 2 191 thousand (before income tax) and are not included in the amounts above.

Statutory audit fees contain: all procedures and work performed to ensure proper reporting and statutory audit, technical assistance with preparation of the reported figures and statutory financial statement, audit to be able to sign off tax papers (Norwegian specific mandatory work), and audit or agreed upon procedures for period accounts.

Other assurance services contain: all attestation services expected to be performed by the company's auditor due to legal requirements or requirements from third party including performance of agreed upon procedures for period accounts.

Tax advisory services contain: technical assistance with preparation of tax papers, guidance to the client to explain how the tax regulation/tax law is to be understood, evaluation of chosen tax solutions, assistance when the client will file complaints to the tax authorities, and assistance if the client needs to report to the tax authorities, or needs to follow up any questions.

Other non-audit services contain: extended work based on request from the management or general assembly that will result in any attestation, counseling to ensure that the client is able to report a financial statement; i.e. assistance with technical issues, agreed-upon procedures, and all other eligible auditor services not included in any of the above.

23. EMPLOYEE BENEFIT EXPENSES

(NOK IN THOUSAND)	2007	2006	2005
Payroll	733 629	510 422	330 928
Bonus	74 930	49 499	27 045
Social security tax	84 425	87 906	64 584
Pension costs incl. social security tax	71 999	42 986	-17 552
Other employee related costs	68 449	-22 863	4 849
Total employee compensation and benefit expenses	1 033 432	667 950	409 854

The average number of permanent employees during 2007 measured in man-years was 1,587 (2006: 1,347). Number of permanent employees at December 31, 2007 was 1,795 (2006: 1,385). In addition the average number of permanent employees in EverQ during 2007 measured in man-years was 828 and the number of permanent employees at December 31, 2007 was 990. EverQ had 460 employees at December 31, 2006.

Included in other employee related costs for 2006 is a cost reduction of almost NOK 50 million before tax, due to the termination of part of employee benefit plans in REC Advanced Silicon Materials LLC (ASiMI). The termination had no cash effect. Included in pension costs for 2005 is a curtailment gain of NOK 42 million.

24. FINANCIAL INCOME AND EXPENSES

(NOK IN THOUSAND)	2007	2006	2005
Share of loss of associates	45 465	18 330	7 052
Interest income for financial assets not at fair value through profit or loss	-314 639	-164 173	-6 261
Interest expenses for			
–Convertible bonds classified as held for trading (IAS 39)	0	20 971	76 789
–Financial liabilities not at fair value through profit or loss	183 880	146 556	75 779
Capitalization of borrowing cost	-121 011	-33 799	-6 996
Other expenses from financial assets and liabilities not at fair value through profit or loss	694	14 772	0
Total financial expenses	63 563	148 500	145 572
Total exchange differences	345 737	50 232	-68 036
Net gain/loss derivatives classified as held for trading (IAS 39) *	470 218	-18 640	0
Gain/loss on convertible bonds classified as held for trading (IAS 39) (see note 27)	0	796 219	493 037
Net financial items	610 344	830 468	571 364

* Including ineffective part of hedging instruments.

Borrowing costs capitalized and included in the cost of qualifying assets during 2007 was primarily related to REC Silicon (USA) at an effective interest rate of approximately 7 percent. REC Wafer and REC Solar (Norway) and EverQ (Germany) also contributed with effective interest rates of approximately 5.5 percent. Capitalized borrowing costs for 2006 were primarily related to REC Silicon (USA) at an effective interest rate of approximately 7 percent and REC Wafer (Norway) at an effective interest rate of approximately 4 percent.

25. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit/loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year, excluding treasury shares (see note 15).

(NOK IN THOUSAND)	2007	2006	2005 *
Profit attributable to equity holders of the company	1 333 353	458 330	3 923
Weighted average number of ordinary shares in issue (in thousand)	494 318	442 939	301 820
Basic earnings per share (NOK per share)	2.70	1.03	0.01

* Adjusted for share split 1:20 in April 2006.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt (see note 27) is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate change in fair value and interest expenses less the tax effect. The calculation shows that the conversion of the convertible debt is not dilutive given the significant fair value adjustment included in determining profit for the year, as it does not decrease basic earnings per share.

(NOK PER SHARE)	2007	2006	2005 *
Diluted earnings per share	2.70	1.03	0.01

* Adjusted for share split 1:20 in April 2006

26. DIVIDENDS PER SHARE

Due to the growth strategy and aggressive expansion plans the Board believes that the funds can be put into best use within the company, and therefore do not propose any dividends to be paid out to the Shareholders for 2007, as in 2006 and 2005.

27. CONVERTIBLE LOANS

(NOK IN THOUSAND)	2006
EUR 31 million convertible loan	
Carrying amount of liability at January 1	611 772
Change in fair value recognized in the income statement *	347 645
Converted to equity in the period*	-959 417
Carrying amount of liability at December 31	0
USD 140 million convertible loan	
Carrying amount of liability at January 1	1 099 656
Change in fair value recognized in the income statement *	448 574
Converted to equity in the period*	-1 548 230
Carrying amount of liability on December 31	0
Total	0

* Amounts before tax

During 2006, the convertible loans were fully converted into shares in REC ASA, increasing equity.

The Company issued a convertible EUR loan on September 24, 2003, amounting to EUR 31 million with an interest rate of 7.9 percent p.a. The loan holders had rights to convert their loan in part or as a whole at any given time before March 31, 2006 at NOK 118 per share (corresponding to NOK 5.9 per share after the April 2006 1:20 share split). All bondholders exercised their right to convert the loan on March 31, 2006. The conversion resulted in issuance of 43 405 260 new shares adjusted for the 1:20 share split.

The company entered into a second convertible loan agreement on July 13, 2005, for USD 140 million with an interest rate of 8 percent p.a. and a conversion right equal to NOK 255 per share (corresponding to NOK 12.75 per share after the share split). The USD loan could be converted to shares on four defined dates during 2006, the latest conversion date being on December 1. All bond holders exercised their right to convert the loan during 2006, primarily on March 13. The conversion resulted in issuance of 73 447 682 new shares adjusted for the share split.

As NOK is the functional currency of REC ASA, and both convertible loans were denominated in foreign currencies, the loans have been accounted for as financial liabilities. IAS 39 Financial Instruments requires that the net proceeds from the issue of the convertible loan notes are split between the liability element (the base loan) and an embedded derivative (the option to convert into shares). The embedded derivative represents the fair value of the embedded option to convert the liability into equity of the group. Normally this split is made at inception with the value of the embedded derivative being recorded to equity. However, as the convertible loans were denominated in foreign currencies, following IFRIC guidance, the embedded derivative has been recorded as a liability. This also means that the fair value of the embedded derivative has been estimated at each reporting date, with the changes in fair value being recognized in the income statement.

Before REC ASA was listed on the Oslo Stock Exchange in May 2006, the fair value of the embedded derivatives was calculated by independent brokers. The share price was estimated as follows: the expected share price on the relevant dates was estimated based on historical transactions for the Company shares, modified by a peer group of comparative companies that are listed on stock exchanges. This share price was used as an input to the Black-Scholes formula that estimates the expected share price at the date of conversion. In addition to the share price, the model inputs were the exercise prices in the bonds, expected volatility of the Company share price over the bond's lifetime and a risk free interest rate. Volatility was based on the peer group of comparative companies. The estimate of fair value took into account foreign exchange rates.

At the date of issue of the convertible loans, the 'base loan' element was recorded at a value that was lower than the amount that was due to be repaid on maturity date. The loans accreted to the full value over the life of the loan based on the effective interest rate method, adjusted to reflect the changes in foreign exchange rates. This accretion has been included within the fair value change recorded in the income statement.

28. RESEARCH AND DEVELOPMENT

(NOK IN THOUSAND)	[illegible]	2006	2005
Research and Development expenses	111 403	82 989	50 414

The research and development activities consist of continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency, and reduce production cost throughout the value chain.

29. COMMITMENTS, GUARANTEES, PLEDGES

The purchase obligation amounts consist of items for which the REC Group is contractually obligated to purchase from a third party at December 31, 2007 and 2006. These amounts only constitute the contracted minimum portion of the REC Group's expected future costs. Operating lease payments are shown in a separate table below. Repayment of debt, including finance leases, is shown in note 17.

The amounts presented in the table will not provide a reliable indication of the REC Group's expected future cash outflows on a stand-alone basis. For the purpose of identifying and accumulating purchase obligations, the REC Group has included all contracts that are legally binding and specify all significant terms, including fixed or minimum amounts or quantity to be purchased and the approximate timing of the transaction. For those contracts involving a fixed or minimum quantity but variable pricing, the REC Group has estimated the contractual obligation based on its best estimate of pricing that will be in effect at the time the obligation is incurred.

Contractual purchase obligations at December 31, 2007

	TOTAL FUTURE	DISTRIBUTION OF PAYMENTS					
(NOK IN THOUSAND)	PAYMENTS *	2008	2009	2010	2011	2012	AFTER 2012
Purchase of goods and services							
REC Silicon	814 307	359 345	74 239	70 175	35 269	35 182	240 097
REC Wafer	5 445 964	361 036	311 411	496 004	499 256	499 256	3 279 001
REC Solar	81 719	61 422	7 617	7 612	724	724	3 620
EverQ **	95 524	95 524	0	0	0	0	0
Other	2 942	673	632	618	596	423	0
Total purchase of goods and services	6 440 456	878 000	393 899	574 409	535 845	535 585	3 522 718
Capex – property, plant and equipment							
REC Silicon	1 294 601	1 294 601	0	0	0	0	0
REC Wafer	1 940 474	1 277 444	663 030	0	0	0	0
REC Solar	322 430	322 430	0	0	0	0	0
EverQ	98 820	98 820	0	0	0	0	0
Total capex – property, plant and equipment	3 656 325	2 993 295	663 030	0	0	0	0
Total contractual obligations **	10 096 781	3 871 295	1 056 929	574 409	535 845	535 585	3 522 718

* Payments are undiscounted.

** Amounts do not include EverQ's committed purchases of polysilicon from the REC Group. In addition the REC Group has a contingent obligation to contribute equity capital to EverQ, see below

Contractual purchase obligations at December 31, 2006

	TOTAL FUTURE	DISTRIBUTION OF PAYMENTS					
(NOK IN THOUSAND)	PAYMENTS *	2007	2008	2009	2010	2011	AFTER 2011
Purchase of goods and services	1 659 864	434 957	174 491	171 181	168 844	114 855	595 536
Capex – property, plant and equipment	1 520 334	1 431 767	88 567	0	0	0	0
Total contractual obligations **	3 180 198	1 866 724	263 058	171 181	168 844	114 855	595 536

* Payments are undiscounted.

** Total commitments include NOK 300 million for the REC Group's 33.33 percent of EverQ's total commitments for 2007, of which NOK 180 million relate to capital expenditure. Amounts do not include EverQ's committed purchases of polysilicon from the REC Group.

The purchase of goods and services for REC Silicon include an agreement that provides rights to the output of certain gases of a specified facility which is being constructed to serve the production needs associated with the Moses Lake plant expansion. At year-end 2007 it has been concluded that the agreement includes an operating lease of the facility. The estimated fair values of the commodity output elements of the contract have been concluded to constitute the major part of the contractual payments. The lease part is estimated to be only nominal, and the total commitments of NOK 260 million at December 31, 2007 and NOK 290 million at December 31, 2006 are included in the tables above. The facility was not completed at December 31, 2007. Certain property tax payments in REC Silicon are included whereby the company operates one of its facilities in an area designated by the taxing authorities as a special industrial financing district. The payments associated with these property taxes are expected to be made through the period ending December 31, 2022. The total undiscounted amounts of these payments were NOK 170 million and 220 million at December 31, 2007 and 2006, respectively.

The purchase of goods and services for REC Wafer includes NOK 5 171 million at December 31, 2007 for capacity contracts for recycling of exhausted slurry and mixing and supply of slurry. At the end of 2007, REC Wafer entered into two new agreements for the expansions in Glomfjord and Herøya, and an extension of the first contract. The estimated fair values of the goods and services (non-lease elements) of the first contract are included in the tables above with a total of NOK 1 085 million at December 31, 2007 and NOK 671 million at December 31, 2006. The related facility and equipment for the first contracts was put into operation at the end of 2006. The estimated fair values of the lease parts of the first capacity contract are included in the operating lease table below and as finance lease liability in note 17. The minimum term of the two new contracts are ten years and the first contract has been extended to thirteen years. All three capacity contracts for slurry are based on a cost-plus principle in which the vendor obtains coverage of investments and expenses within specified limits. The amounts of the investments related to the two new contracts entered into at the end of 2007 will not be known before the completion of the constructions, which is expected to be in the middle of 2008 and the beginning of 2009 for the respective contracts. The payments for coverage of the vendors operating expenses may change according to the output and efficiency of the production process. At year-end 2007, the REC Group was not able to determine the respective fair values of the lease and commodity output elements of the two new contracts, and was not able to separate these elements in order to determine what parts of the contracts are operating or finance leases. In the table above, the total estimated payment obligations for the two new capacity contracts are included with NOK 4 086 million.

Capex is capital expenditure; purchase of assets that are to be capitalized and used for more than one period. Contractually committed capex at December 31, 2007 was primarily related to the expansion of the wafer plants and the expansion projects in the USA. In addition to contractually committed capex, the REC Group had approved capex of approximately NOK 6.2 billion at December 31, 2007, of which approximately NOK 4.5 billion is expected to be paid in 2008 and the remaining in 2009.

Contractually committed capex at December 31, 2006, was primarily related to the expansion projects in the USA, the cell production in Norway and the second EverQ plant in Germany (the REC Group's 33.33 percent share).

EverQ had at December 31, 2007 recognized investment grants of EUR 57 million (100 percent figure for EverQ) of which EUR 28 million had been received in cash. A syndicate of banks has advanced as a bridge financing most of the remaining EUR 29 million grants receivable. In the Guarantee and Undertaking signed individually by all the three shareholders of EverQ in relation to EverQ's EUR 142 million syndicated loan agreement, the shareholders have an obligation to contribute additional equity capital, in the amount of 33.33 percent each of the amount by which the investment grants are not granted in the projected amounts or are required to be repaid REC's contingent obligation to contribute equity to EverQ under the agreement amounted to EUR 19 million at December 31, 2007.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows at December 31

(NOK IN THOUSAND)	2007	2006
Not later than 1 year	24 487	29 611
Later than 1 year but not later than 5 years	80 840	55 689
Later than 5 years	39 363	19 801
Total	144 690	105 101

The operating leases at December 31, 2007 were primarily related to a production building for REC ScanCell, the lease of the new headquarter in REC ASA and the production building for the first contract for recovery of slurry in REC Wafer as described above.

Contractual sales agreements
For 2008, all of the production from REC ScanWafer and REC Silicon is to be used in REC Group's own production or contracted to be sold externally. Contracted external sales and the planned increases in own use depend on successfully building up new capacity. The figures below are based on already approved capacity expansions and reflect facts and assumptions at December 31, 2007.

For 2008, REC ScanWafer has contract coverage of 100 percent, of which more than 2/3 is with external customers. This contract coverage is expected to be reduced to 73 percent in 2010. The contracts entered into in 2006 and 2007 contain the right for both the customer and REC ScanWafer to reduce deliveries for the following year with ten percent without this being considered a breach of contract. In addition, if there is a lack of raw material, REC ScanWafer has the right on a pro rata basis to reduce deliveries.

The contract coverage for polycrystalline silicon sales from REC Silicon for 2008 is 100 percent and the coverage is expected to be reduced to close to 90 percent in 2010. Contracted sales from REC Silicon outside the REC Group's own wafer production accounts for approximately 1/3 and is primarily electronic grade contracts and to the jointly controlled entity EverQ GmbH. Sales contracts for polysilicon contain the right for both the customer and REC Silicon to reduce deliveries for the following year with an unspecified volume or ten percent dependent on the individual contract, without this being considered a breach of contract. However, REC Silicon will in most cases where the volume is unspecified have to make up for such volumes later. In addition, if production problems should occur due to force majeure, REC Silicon has the right on a pro rata basis, to reduce deliveries. The delays in production from the new production plant in Moses Lake will lead to pro rated reductions in deliveries to the three customers impacted by this delay: EverQ GmbH, REC ScanWafer AS and REC SiTech AS. For REC Silicon's existing delivery contract to EverQ, the up-front payment of USD 42 million and remaining part of the USD 45 million pre-payment shall be repaid if REC Silicon cannot fulfill its obligations under the contract.

Guarantees and pledges
Guarantees do not include guarantees that the REC Group has provided for obligations recognized in the balance sheet or purchased bank guarantees.

At December 31, 2007 REC ASA had provided a financial guarantee limited to EUR 30 million for bank financing of EverQ's second plant (NOK 74 million for the EverQ bank financing at December 31, 2006). See also above regarding REC's contingent obligation to contribute equity capital to EverQ.

EverQ's bank loans of EUR 37 million (REC's 33.33 percent share) are secured by pledges of non-current assets of EverQ with the same amount and guarantees secured by current assets with carrying amounts in EverQs balance sheet of EUR 33 million at December 31, 2007 (REC's 33.33 percent share). EverQ had pledged EUR 7.5 million of their fixed assets at December 31, 2006 (REC's 33.33 percent share) for bank borrowings of EUR 2.3 million (REC's 33.33 percent share).

REC Silicon has through an external bank issued letters of credit available to provide credit enhancement and has provided liquidity support for certain commodity purchase agreements as well as other activities related to capital expansions and investments. REC Silicon has pledged inventory, receivables and other deposit accounts with the bank in relation to a USD 8 million Letter of Credit Facility under which letters of credit for USD 6.8 million have been issued at December 31, 2007. The carrying value of total inventory, receivables and other deposits pledged was USD 109 million at December 31, 2007 (USD 63 million at December 31, 2006). REC Silicon has pledged USD 20.1 million (USD 22.7 million at December 31, 2006) of assets that are held as certificate of deposits (reported as part of the restricted bank accounts in the balance sheet and in note 14) for certain property tax payments described above as part of contractual payment obligations.

0262

Government grants with remaining value of SEK 12 million at December 31, 2007 (SEK 4 million at December 31, 2006) are secured by the total assets of REC ScanModule AB. The carrying amount of total assets of REC ScanModule AB was SEK 408 million at December 31, 2007 (SEK 403 million at December 31, 2006).

30. BUSINESS COMBINATIONS

There were no significant business combinations in 2007.

In 2006, the REC Group acquired the jointly controlled entity EverQ. For information regarding this acquisition and the final purchase price allocation in 2007, see note 9.

At August 1, 2005, the REC Group acquired a 100 percent interest in Advanced Silicon Materials LLC (ASiMI) from Komatsu Ltd. (Komatsu). While Komatsu retains a 25 percent minority interest in ASiMI through 2010, it does not retain any voting rights or rights to dividends. It receives instead a fixed periodic payment in respect of its holdings. The REC Group accounts for Komatsu's minority interest in ASiMI as a non-current liability see note 17. At the same date, the REC Group acquired the remaining 30 percent of Solar Grade Silicon LLC (SGS). The purchase price allocations of these purchases were finalized in 2006.

If the acquisitions of ASiMI and SGS described above had occurred at January 1, 2005, the REC Group revenues for 2005 would have been NOK 3 220 million and profit for the year would have been NOK 44 million. In connection with these acquisitions, the REC Group incurred termination costs of NOK 7 million and recognized a pension settlement benefit of NOK 42 million, both of which were reflected in the 2005 income statement. For these acquisitions, the cash payments were as follows:

(NOK IN THOUSAND)	2005
Purchase consideration settled in cash	1 969 585
Cash and cash equivalents in subsidiaries acquired*	-81 250
Cash payment on purchase of subsidiaries, net of cash purchased*	1 888 335

* Net cash purchased excludes restricted cash. This is a change compared to the disclosure made in the 2006 financial statements.

31. OTHER INFORMATION FINANCIAL INSTRUMENTS

Refer also to note 3.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Group's financial instruments are based on market prices and the valuation methodologies described below

Interest bearing financial liabilities and finance receivables
None of the REC Group's interest bearing liabilities has market quotes. Most of the interest-bearing liabilities have floating interest rates, and for these fair value is assumed to be equal to the carrying amount. Fair value for fixed rate liabilities is calculated by using estimated interest rates at the balance sheet dates for similar liabilities. The same applies to finance lease liabilities and finance receivables.

Derivatives
Fair values of foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted forward rates as of 31 December 2007 and 2006, respectively. Option elements in flexible and participating forward contracts are revalued using appropriate option pricing models. All derivatives are recognized in the balance sheet at fair values.

Trade and other receivables and payables
Discounting is not considered to have material effect on trade and other receivables and payables, and they are assumed to be equal to the carrying amount.

Equity securities available for sale
The REC Group only has a limited amount of unlisted shares and fair values are assumed to be equal to the carrying amount. Companies that are consolidated in the REC Group, proportionally consolidated or accounted for by using the equity method, are not included in the table further below.

Cash and cash equivalents and restricted bank accounts
All cash and cash equivalents and restricted bank accounts have floating interest rates. Fair values are assumed to be equal to the carrying amounts.

Estimated fair values of financial instruments at December 31

	2007		2006	
(NOK IN THOUSAND)	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Cash and bank (incl. restricted bank accounts)	6 156 342	6 156 342	7 417 539	7 417 539
Trade receivables	693 838	693 838	708 938	708 938
Other non-current and current receivables	281 486	281 486	164 220	164 220
Finance receivables and short-term loans	179 850	176 914	94 368	94 368
Shares available for sale	1 237	1 237	1 126	1 126
Derivatives – assets	92 918	92 918	42 052	42 052
Derivatives – liabilities	-706 363	-706 363	-148 041	-148 041
Payables and accrued cost	-1 533 843	-1 533 843	-744 918	-744 918
Provisions and other obligations	-41 758	-41 758	-73 907	-73 907
Interest bearing liabilities	-3 123 126	-3 151 949	-2 644 235	-2 642 189
Total	2 000 581	1 968 821	4 817 142	4 819 187

The table above does not include prepayments and a negative value of a delivery contract. Prepayments are not defined as financial instruments. Prepayments include prepaid costs (see note 12) and prepaid capital expenditure (see the consolidated balance sheet). In addition, in 2007 EverQ GmbH made prepayments of USD 87 million related to deliveries of polysilicon. 2/3 of this plus interest is recognized as an interest bearing liability in REC's consolidated financial statements at year-end 2007 (NOK 327 million). This liability is not to be repaid in cash, unless the REC Group is not able to deliver polysilicon to EverQ according to the agreement, which the REC Group regards as an unlikely scenario. The negative value of a delivery contract of NOK 82 million (USD 15 million) at December 31, 2007 and NOK 132 million (USD 21 million) at December 31, 2006 is included as other obligations in the balance sheet but is per definition not a financial liability (see note 20).

Contractual maturities of financial liabilities

Information on contractual maturities of financial liabilities is found in note 11 for derivatives, note 17 for borrowings and note 20 for provisions. All current liabilities are expected to be paid within one year from the balance sheet dates.

Credit risk

The maximum credit risks related to financial instruments are estimated in the table below

	2007		2006	
(NOK IN THOUSAND)	CARRYING AMOUNT	MAX. EXPOSURE	CARRYING AMOUNT	MAX. EXPOSURE
Cash and bank (incl. restricted bank accounts)	6 156 342	6 156 342	7 417 539	7 417 539
Trade receivables	693 838	693 838	708 938	708 938
Other non-current and current receivables	281 486	281 486	164 220	164 220
Finance receivables and short-term loans	179 850	179 850	94 368	94 368
Derivatives – assets	92 918	92 918	42 052	42 052
Guarantees for EverQ	0	238 830	0	74 000
Total	7 404 434	7 643 264	8 427 117	8 501 117

REC Group's trade receivables are primarily from limited number of wholesale customers in the solar and electronic industry in Europe, USA and Asia. Policies are in place to ensure that sales of products are only made to customers with an appropriate credit history in combination with requirements for various payment guarantees or prepayments. Some of the trade receivables at December 31, 2007 and 2006 were overdue. However, the credit quality of trade receivables at December 31, 2007 and 2006 were regarded as very good and the REC Group has experienced minimal losses on receivables. Management's opinion is that the REC Group has no significant concentration of credit risk.

Finance receivables are primarily unsecured loans to related parties and to a vendor. The largest amount at year-end 2007 was REC ASA's loan to EverQ GmbH (2/3 of EUR 30 million (NOK 159 million). 1/3 is reported as REC Group internal and eliminated on proportional consolidation). It also included NOK 13 million as the carrying amount of a convertible loan to CSG Solar AG at year-end 2007. The REC Group's equity investment in CSG Solar AG was considered impaired at year-end 2007, but the convertible loan was not impaired.

A large part of other receivables are receivables for taxes and grants payable by governments and are regarded to have a very low credit risk.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions and the credit risk is regarded as low. Any positive values in embedded derivatives do not contain any credit risk before sales are made and receivables are established.

Interest rate sensitivity

All interest bearing assets and liabilities are accounted for at amortized cost, except for derivatives. Consequently, a change in interest rates will not affect the value of the liabilities in the balance sheet, except for interest bearing derivatives. The fair value and carrying amount of EverQ's interest rate swap will be affected by changes in market interest rates, with any effect recognized to equity through the statement of recognized income or expense (hedge accounting). A one percentage point increase (decrease) in interest rates is estimated to increase (decrease) the value of EverQ's interest rate swap by approximately NOK 1 million at December 31, 2007 (REC Group's 33.33 percent share).

A change in market interest rates will affect the interest payments on interest bearing liabilities, cash and cash equivalents and restricted bank accounts. The net effect of a one percentage point increase (decrease) in interest rates is estimated to increase (decrease) net interest income for the year by NOK 40 million calculated on outstanding amounts at December 31, 2007. The same calculation at December 31, 2006 was approximately NOK 50 million.

Exchange rate sensitivity

The REC Group has estimated the effect on financial assets and financial liabilities at December 31, 2007 and 2006 of a 10 percent change in currencies other than the entities functional currencies. The REC Group has no single functional currency, and the effects are calculated for each entity in its functional currency, converted to NOK using the exchange rates at December 31, 2007 and 2006, respectively. The calculations include intercompany receivables and payables. It excludes net investments in subsidiaries, joint ventures and associates but includes receivables that are regarded as a part of net investments in foreign entities. The estimated effects of increase and decrease in foreign exchange rates differs for flexible and participating forwards because these derivatives include an option element within predetermined bands of currency rates.

"Total to equity" is an estimate of the effect that could affect equity through the consolidated statement of recognized income and expenses excluding effects to profit or loss. It also excludes translation differences on net investments in foreign currencies, except receivables regarded as a part of the net investments. Exchange rate effects on derivatives that are designated and qualify for hedge accounting and on a USD 140 million loan to REC Silicon that is regarded as a part of the net investment is estimated to be recognized to equity, based on the facts and circumstances at December 31, 2007 and 2006. In the calculation it has been assumed that all changes in fair values of derivatives that are designated and qualify as hedge accounting at December 31, 2007 and 2006 are recognized to equity with no ineffectiveness to profit or loss.

The calculation should not be viewed as an estimate of what the effects could be for the financial year for changes in currency rates. This is, among other things, due to the fact that the amounts of financial instruments in foreign currencies may change during the year at the same time as changes in currency rates may occur unevenly throughout the year. If there is a change in the amounts of derivatives that are designated and qualify for hedge accounting compared to December 31, more or less effects would be recognized to equity versus profit or loss. This has been the case in 2007 compared to December 31, 2006 relating to embedded derivatives, as discussed below.

During 2007, the amounts of cash and bank and Group internal receivables in foreign currency increased, especially in USD for REC ASA with NOK as functional currency. In the first half of the year, cash and bank in USD increased, partially to comply with regulations, and in anticipation of USD loans to be provided to REC Silicon for capital expenditure. Later in the year and at the beginning of 2008, the USD cash and bank held by REC ASA has decreased somewhat, partially offset by increased receivables on REC Silicon. The USD rate significantly decreased in 2007 and REC ASA reported considerable currency losses. In accordance with the previous finance policy these USD cash and bank and loans were not fully hedged. Changes in fair values of derivatives are also primarily due to changes in foreign exchange rates. Derivatives that were used as economic hedging of cash and bank reported gains during 2007 that partially offset currency losses on cash and bank. All currency derivatives were entered into with the purpose of economic hedge. A significant part of these are derivatives embedded in sales contracts for wafers, where the sales are denominated in USD that is not the functional currency of either of the parties to the contracts. In the middle of 2007, a large new wafer sales contract with embedded USD derivatives was entered into. The increased amounts of USD derivatives in combination with significant change in USD exchange rate contributed to the change in fair value of derivatives. Only a part of the derivatives were designated and qualified for hedge accounting in 2007, and consequently the main part of changes in fair value was recognized to profit or loss.

The tables below show an estimate of the effects of a 10 percent change in foreign currencies compared to functional currencies for each entity and totaled to arrive at the estimated effects for the REC Group.

Exchange rate sensitivity on financial instruments at December 31, 2007

	CHANGE +10% COMPARED TO FUNCTIONAL CURRENCIES			
(NOK IN THOUSAND)	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	62 301	399 751	86	462 138
Financial liabilities	-39 053	-98 316	-13 415	-150 784
Net excluding derivatives	23 248	301 435	-13 329	311 354
Derivatives				
Bank derivatives not hedge accounting	-81 560	-102 746	16 148	-168 158
Bank derivatives hedge accounting	-427 477	-4 221	0	-431 698
Embedded derivatives not hedge accounting	0	748 621	0	748 621
Net derivatives	-509 037	641 654	16 148	148 765
Total	-485 789	943 088	2 819	460 117
Of which to equity				
USD receivable as part of net investment	0	75 754	0	75 754
Derivatives hedge accounting	-427 477	-4 221	0	-431 698
Total to equity	-427 477	71 533	0	-355 944
Rest is to P&L	-58 312	871 555	2 819	816 062

A negative change of 10 percent gives the same amounts as above in absolute terms, except for flexible and participating forwards.

Exchange rate sensitivity on financial instruments at December 31, 2007

(NOK IN THOUSAND)	CHANGE -10% COMPARED TO FUNCTIONAL CURRENCIES			
	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	-62 301	-399 751	-86	-462 138
Financial liabilities	39 053	98 316	13 415	150 784
Net excluding derivatives	-23 248	-301 435	13 329	-311 354
Derivatives				
Bank derivatives not hedge accounting	158 986	84 286	-50 516	192 756
Bank derivatives hedge accounting	365 930	-75 070	0	290 860
Embedded derivatives not hedge accounting	0	-748 621	0	-748 621
Net derivatives	524 916	-739 405	-50 516	-265 005
Total	501 668	-1 040 840	-37 187	-576 359
Of which to equity				
USD receivable as part of net investment	0	-75 754	0	-75 754
Derivatives hedge accounting	427 477	4 221	0	431 698
Total to equity	427 477	-71 533	0	355 944
Rest is to P&L	74 191	-969 307	-37 187	-932 303

Exchange rate sensitivity on financial instruments at December 31, 2006

(NOK IN THOUSAND)	CHANGE +10% COMPARED TO FUNCTIONAL CURRENCIES			
	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	71 995	210 680	247	282 921
Financial liabilities	-47 798	-95 258	-6 298	-149 354
Net excluding derivatives	24 196	115 422	-6 051	133 567
Derivatives				
Bank derivatives not hedge accounting	-33 287	78 590	-14 762	30 541
Bank derivatives hedge accounting	-92 449	-123 977	0	-216 426
Embedded derivatives hedge accounting	0	195 963	0	195 963
Embedded derivatives not hedge accounting	0	9 404	0	9 404
Net derivatives	-125 736	159 980	-14 762	19 482
Total	-101 540	275 402	-20 813	153 049
Of which to equity				
USD receivable as part of net investment	0	87 571	0	87 571
Derivatives hedge accounting	-92 449	71 986	0	-20 463
Total to equity	-92 449	159 557	0	67 108
Rest is to P&L	-9 091	115 845	-20 813	85 941

A negative change of 10 percent gives the same amounts as above in absolute terms, except for flexible and participating forwards.

Exchange rate sensitivity on financial instruments at December 31, 2006

	CHANGE -10% COMPARED TO FUNCTIONAL CURRENCIES			
(NOK IN THOUSAND)	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	-71 995	-210 680	-247	-282 921
Financial liabilities	47 798	95 258	6 298	149 354
Net excluding derivatives	-24 196	-115 422	6 051	-133 567
Derivatives				
Bank derivatives not hedge accounting	18 457	-71 507	6 195	-46 855
Bank derivatives hedge accounting	146 571	26 472	0	173 043
Embedded derivatives hedge accounting	0	-195 963	0	-195 963
Embedded derivatives not hedge accounting	0	-9 404	0	-9 404
Net derivatives	165 028	-250 403	6 195	-79 180
Total	140 832	-365 825	12 246	-212 747
Of which to equity				
USD receivable as part of net investment	0	-87 571	0	-87 571
Derivatives hedge accounting	92 449	-71 986	0	20 463
Total to equity	92 449	-159 557	0	-67 108
Rest is to P&L	48 383	-206 268	12 246	-145 639

32. RELATED PARTY TRANSACTIONS

The REC Group has related party relationships with its subsidiaries that are consolidated and whose transactions are eliminated, associates, joint ventures and with its Group management and Board of Directors and principle shareholders.

The principle shareholders in REC ASA that had significant influence over the REC Group at year-end 2007 were Elkem AS and Orkla ASA. Orkla ASA is the ultimate owner of Elkem AS, and their combined ownership interests at year-end 2007and 2006 were 39.7 percent and 27.5 percent, respectively.

Good Energies Investments B.V. was a related party due to ownership of REC ASA shares up to February 2007, when it sold all its REC ASA shares. Its ownership interest was 34.4 percent at year-end 2006. Hafslund Venture AS was a related party due to ownership of REC ASA shares up to the end of March 2007, when it reduced its ownership interest. Its ownership interest was 21.3 percent at year-end 2006 The ultimate parent companies of these shareholders at the relevant points in time were. Good Energies Investment BV was owned by COFRA Holding Aktiengesellschaft (Switzerland); and Hafslund Venture AS was owned by Hafslund ASA (Norway).

In 2007, the REC Group purchased goods and services from Elkem AS for NOK 5 million. Besides this, in 2007 and 2006, the REC Group had insignificant purchase/sales from/to related parties, in the normal course of business except as described below for EverQ.

I) Key management compensation etc.
Group management and Board of Directors' compensation, ownership of REC ASA shares and loan agreements are shown in note 16.

II) Loans from related parties
REC ASA had issued two convertible loans. During 2006 these loans were converted to equity. See note 27 for more information about these loans and note 24 for interest on these loans.

The first convertible loan agreement was entered into on September 24, 2003, amounting to EUR 31 million. The REC Group's principal shareholders were the sole takers of this facility with the following split: Good Energies Investments B.V. (19.4 percent), Elkem AS (48.4 percent) and Hafslund Venture AS (32.3 percent). During 2006 this loan was converted in full.

The second convertible loan agreement was entered into on July 13, 2005, for USD 140 million. The REC Group's principal shareholders were the major providers of this facility with the following split: Good Energies Investments B.V. (38.1 percent), Elkem AS (27.2 percent) and Hafslund Venture AS (25.3 percent), the remaining part (9.4 percent) was largely held by other shareholders. This included Group management and Directors. During 2006 this loan was converted in full.

As a part of the financing of the acquisition of ASiMI in 2005, the REC Group entered into a USD 140 million 12 percent term loan facility that was to mature on December 1, 2006. Under this loan agreement between the REC Group and Good Energies Investments, Elkem and Hafslund Venture dated July 14, 2005 the REC Group pledged its shares of its subsidiary REC Silicon Inc as security. The lenders under the term loan facility were paid a commitment fee in the amount of 1.25 percent of the aggregate principal amount of the loan. This loan was prepaid in full on October 27, 2005 and the lenders issued releases for the pledged stock. The loan was replaced by a term loan and revolving credit facility entered into with external banks.

iii) Acquisitions from related parties
In May 2005, REC ScanWafer acquired NorFurnace AS from, among others, Good Energies Investments and Scatec AS. In July 2005, the REC Group acquired the remaining 88 percent of SiTech from, among others, Good Energies Investments, Hafslund Venture, Scatec AS and Hektor AS. Alf Bjørseth, the former CEO of the REC Group, and Reidar Langmo, a former member of the REC Group management, had significant ownership interests in Scatec AS at the time of these sales. Hektor AS was owned by Halvor Svartdal, who at the time of these sales was a member of REC ASA's Board of Directors.

iv) Transactions with EverQ GmbH and CSG Solar AG
EverQ became a jointly controlled entity at December 19, 2006. At the end of 2007, REC ASA paid additional equity capital to EverQ. See note 9.

During 2007, the REC Group sold goods and services to EverQ for NOK 56 million and had receivables on EverQ related to these deliveries of NOK 5 million at December 31, 2007.

In 2007, REC ASA provided a guarantee limited to EUR 30 million for EverQ's bank borrowings for a guarantee premium of 0.75 percent pro anno and recognized guarantee fee of NOK 1.2 million in 2007. The guarantee provided in 2006 has been terminated.

At December 31, 2007, REC ASA had outstanding loans to EverQ of NOK 239 million (EUR 30 million), and received interest income of NOK 12.6 million on these loans in 2007.

In 2006, EverQ and the REC Group entered into a long term agreement for supply of polysilicon from REC Silicon to EverQ that also incorporated and replaced a supply agreement from 2005. As a part of the agreement, in May 2007 EverQ made prepayments of a total of USD 87 million and has also paid interest of USD 0.3 million due to late payment. The prepayments shall not be repaid in cash if REC Silicon delivers polysilicon under the agreement, but will be recognized as a part of the revenues from the sale of polysilicon. REC Silicon has reported the prepayments as an interest-bearing liability and has accrued interest expenses of USD 3.5 million in 2007. Of the prepayments, USD 45 million plus interest is held as a restricted bank account, see note 14.

During 2006, the REC Group sold goods and services to EverQ for NOK 28 million, and had receivables on EverQ related to these deliveries of NOK 3 million at December 31, 2006. REC ASA had provided a guarantee limited to NOK 74 million for EverQ's bank borrowings. At December 31, 2006, REC ASA had outstanding loans to EverQ of NOK 132 million (EUR 16 million), and had accrued interest of NOK 2 million on these loans.

In July 2007, REC ASA provided a convertible loan to CSG Solar AG of EUR 2 million, of which EUR 0.4 million is reported as equity contribution. Interest of NOK 0.5 million has in 2007 been accrued and added to the loan.

33. EVENTS AFTER THE BALANCE SHEET DATE

No events after the balance sheet date December 31, 2007 that require disclosure have been identified.

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	[illegible]	2006
ASSETS			
Non-current assets			
Other intangible asset	D	7 447	0
Deferred tax asset	J	1 044	0
Machinery and equipment	C	48 990	9 130
Fixtures and fittings, tools, office machinery and similar assets	C	1 138	502
Total property, plant and equipment		[illegible]	9 632
Shares in subsidiaries	H	1 187 202	1 187 091
Non-current interest bearing receivables from subsidiaries		2 361 563	1 776 674
Shares in jointly controlled entity/associate	I	429 171	420 590
Non-current interest bearing receivables from jointly controlled entity		251 441	11 121
Other investments		70	860
Total investments		[illegible]	3 396 336
Total non-current assets		[illegible]	3 405 968
Current assets			
Current interest bearing receivables from jointly controlled entity		0	121 099
Interest bearing overdraft group account system for subsidiaries		1 080 072	709 942
Trade receivables from subsidiaries		13 544	881
Trade receivables from others		297	36
VAT and other taxes		10 759	0
Receivables on group contributions from subsidiaries		665 000	410 484
Other receivables from subsidiaries		84	112 683
Other receivables from jointly controlled entity/associate		550	2 444
Accrued revenues from subsidiaries		19 262	9 367
Other receivables		16 445	5 177
Derivatives	L	29 548	28 233
Total current receivables		[illegible]	1 400 346
Cash and cash equivalents	B	5 569 796	6 703 274
Total current assets		[illegible]	8 103 620
Total assets		[illegible]	11 509 588

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	[illegible]	2006
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	K	494 315	494 172
Capital not registered	K	0	13 129
Share premium reserve	K	8 265 784	8 253 714
Contributed capital	K	283 056	283 056
Total paid in capital		[illegible]	9 044 071
Other equity and retained earnings	K	804 647	460 752
Total shareholders equity		[illegible]	9 504 823
Non-current liabilities			
Interest bearing liabilities to financial institutions	G	1 252 950	1 876 535
Retirement benefit obligations	E	12 114	10 012
Deferred tax liabilities	J	0	5 527
Non-current provisions		7 500	0
Total non-current liabilities		[illegible]	1 892 074
Current liabilities			
Trade payables to subsidiaries		752	1 489
Trade payables to others		43 970	4 283
Current tax liabilities	J	169 581	75 605
Social security, VAT and other taxes		4 378	1 391
Liabilities to subsidiaries		0	8 384
Liabilities to jointly controlled entity		0	2 104
Current portion of liabilities to financial institutions		306 290	0
Current provisions		3 151	1 936
Other current liabilities		20 692	17 499
Derivatives	L	24 243	0
Total current liabilities		[illegible]	112 691
Total liabilities		[illegible]	2 004 765
Total equity and liabilities		[illegible]	11 509 588

Sandvika, March 28, 2008
Board of Directors

Ole Enger
Chairman of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Tore Schiøtz
Vice Chairman of the Board

Roar Engeland
Member of the Board

Susanne Elise Munch Thore
Member of the Board

Line Geheb
Member of the Board

Inger Johanne Solhaug
Member of the Board

Rolf B. Nilsen
Member of the Board

Christian Berg
Member of the Board

Mona Stensvik
Member of the Board

Jørn Mobæk
Member of the Board

Unni Kristiansen
Member of the Board

Erik Thorsen
President and CEO

INCOME STATEMENT (NGAAP)
REC ASA

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	[illegible]	2006	2005
Revenues from subsidiaries		28 319	12 309	6 875
Revenues from others		0	0	1 104
Total revenues		[illegible]	12 309	7 979
Purchase of goods		0	0	-118
Employee benefit expense	E	-77 192	-51 447	-31 461
Other operating expense	F	-74 617	-41 077	-20 148
Depreciation and amortization	C	-3 018	-481	-168
Operating loss (EBIT)		[illegible]	-80 696	-43 914
Group contributions from subsidiaries		665 000	410 484	147 898
Other financial income from subsidiaries/joint ventures		150 988	153 490	60 903
Interest income		321 771	139 132	2 152
Interest expense on convertible bonds		0	-20 971	-76 789
Other interest expense		-111 802	-81 812	-113
Other financial expense		-3 763	0	0
Currency gain/loss on convertible loans		0	11 738	-26 680
Other currency gains/losses		-458 647	-64 630	40 402
Net gains on derviatives	L	137 155	28 233	0
Impairment loss on associated company	I	-73 336	0	0
Profit before taxes		[illegible]	494 968	103 859
Income tax expense	J	-161 317	-138 535	-29 148
Profit for the year		[illegible]	356 433	74 711
Profit for the year is distributed as follows:				
Other equity	K	339 541	356 433	74 711
Total distributed		[illegible]	356 433	74 711

STATEMENT OF CASH FLOWS (NGAAP) REC ASA

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	[illegible]	2006	2005
Cash flows from operating activities				
Profit/loss before tax		500 858	494 968	103 859
Taxes paid		-75 605	0	0
Depreciation and amortization		3 018	481	168
Impairment loss on associated company		73 336	0	0
Changes in trade receivables		202 292	-47 621	-15 176
Changes in trade payables		25 098	-164 209	-2 560
Effects of group contributions		-254 516	-410 484	-147 898
Effects of exchange differences		452 471	48 000	26 680
Change in derivatives		22 928	-28 233	0
Changes in other accrued income and expenses		8 152	3 855	10 894
Net cash flow from operating activities		[illegible]	-103 243	-24 033
Cash flows from investing activities				
Cash payment for shares		-82 028	-319 567	-130 846
Payment finance receivables		-1 101 530	-121 000	-1 010 091
Net change group account system		-339 842	375 347	0
Purchase of equipment		-43 460	-9 682	-355
Net cash flow from investing activities		[illegible]	-74 902	-1 141 292
Cash flows from financing activities				
Increase in current and non-current loans		0	33 382	913 080
Repayment of current and non-current loans		-225 190	0	0
Proceeds from issuance of shares net of costs paid		0	6 777 671	34 000
Repayment of equity		-916	0	0
Net cash flow from financing activities		[illegible]	6 811 053	947 080
Effect on cash and cash equivalents of changes in foreign exchange rates		-298 544	11 000	0
Net change in cash and cash equivalents		[illegible]	6 643 908	-218 245
Cash and cash equivalents at January 1	B	6 703 274	59 366	277 611
Cash and cash equivalents at December 31	B	[illegible]	6 703 274	59 366

Net change group account system is presented net because of high turnover.

INDEX OF THE FINANCIAL STATEMENT NOTES REC ASA

0274

NOTES TO THE FINANCIAL STATEMENTS REC ASA

A. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND GENERAL

REC ASA is a holding company and contains parts of the Group management, corporate functions, research and development, business development and the REC Group's inhouse bank. These activities were scaled up during 2006 and 2007 due to increased activity and complexity of the REC Group, including listing on the Oslo Stock Exchange. In May 2006, REC ASA carried out a capital increase in connection with the Initial Public Offering and listing on the Oslo Stock Exchange. During 2006, all convertible loans were converted to equity, primarily in March. In March 2006, REC ASA made a refinancing of the REC Group. From 2006, REC ASA conducts the main part of the external debt financing in the REC Group and provides loan to, and receives placements of liquid assets from, Group companies. See note 17 to the consolidated financial statements. Revenues comprise sales of Group services to REC subsidiaries, primarily on a cost plus basis.

The financial statements of REC ASA have been prepared in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect at December 31, 2007. The functional and reporting currency of REC ASA is Norwegian Krone (NOK). The consolidated financial statements of the REC Group have been prepared in accordance with IFRS. However, except as stated, REC ASA's accounting principles are similar to the accounting principles for the REC Group, as described in the consolidated financial statements. Where the notes for the parent company are substantially different from the notes for the Group, these are shown below. Otherwise, refer to the notes to the consolidated financial statements for the Group.

The main difference from the accounting principles for the REC Group is that the convertible loans have not been recorded at fair value in REC ASA's financial statements. In the consolidated financial statements, the foreign exchange and fair value adjustments have been expensed and, at conversion of the loans, these effects have been recognized as an increase in equity. In REC ASA's financial statements, the foreign exchange effect has been included, but not the fair value adjustments. Group contributions and dividends that are subject to approval by the Annual General Meetings are recognized in the consolidated accounts at the time of approval. For REC ASA's financial statements, these are recognized in the fiscal year they relate to. For REC ASA this is relevant for Group contributions receivable from subsidiaries. In REC ASA's financial statements, subsidiaries, jointly controlled entities and associates are carried at the lower of cost and estimated fair value. In the consolidated accounts, these are consolidated, proportionately consolidated and accounted for using the equity method, respectively.

B. CASH AND CASH EQUIVALENTS

(NOK IN THOUSAND)	2007	2006
Bank deposits	1 847 309	1 099 216
Money Market Funds	3 722 487	5 604 058
Total cash and cash equivalents	5 569 796	6 703 274

In 2007 and 2006, REC ASA had a guarantee through Nordea Bank covering employee tax deductions. Bank deposits at December 31, 2006 included NOK 13 million received for REC ASA shares that were issued in 2007. For credit facilities, see note 17 to the consolidated financial statements.

C. PROPERTY, PLANT AND EQUIPMENT

(NOK IN THOUSAND)	LICENSE	CARS	LEASEHOLD IMPROVEMENTS	OFFICE EQUIPMENT	EQUIPMENT	2007 TOTAL	2006 TOTAL
Cost at January 1	211	210	0	1 256	9 333	11 010	1 329
Additions	0	0	31 818	964	10 294	43 076	9 681
Disposals	0	0	0	0	0	0	0
Cost at December 31	211	210	31 818	2 220	19 627	54 086	11 010
Accumulated depreciation at December 31	211	210	203	643	2 691	3 958	1 378
Carrying value at December 31	0	0	31 615	1 577	16 936	50 128	9 632
Depreciation for the year	0	0	203	328	2 487	3 018	481
Estimated useful life, years	NA	NA	Up to 10	Up to 3	Up to 5		
Depreciation plan	NA	NA	Straight line	Straight line	Straight line		

D. INTANGIBLE ASSETS

(NOK IN THOUSAND)	2007	2006
Cost at January 1	0	0
Additions	7 447	0
Cost at December 31	7 447	0
Accumulated amortization at December 31	0	0
Carrying value at December 31	7 447	0
Amortization for the year	0	0

The intangible assets were not ready for its intended use at December 31, 2007 and amortization had not started.

E. EMPLOYEE BENEFITS

Employee benefit expenses

(NOK IN THOUSAND)	2007	2006	2005
Payroll	52 573	40 660	26 752
Social security tax	7 521	5 582	2 460
Pension expense incl. social security tax	12 036	3 907	1 872
Other employee related costs	5 062	1 297	376
Employee benefit expenses	77 192	51 447	31 461

The average number of employees measured in man-years was 40 during 2007 and 29 for 2006. Total loans to employees in REC ASA were NOK 1,700 thousand. For compensation, loans and shareholdings for the Group management and Board of Directors, see note 16 to the consolidated financial statements.

Pension expense

(NOK IN THOUSAND)	2007	2006	2005
Service cost	9 149	3 024	1 565
Interest cost	675	321	218
Expected return on plan assets (incl. administration expense)	-379	-211	-142
Social Security Tax	1 332	442	231
Total expense for benefit plans	10 777	3 576	1 872
Expense for contribution plans	1 259	331	0
Total pension expense	12 036	3 907	1 872

Accumulated actuarial gains and losses recognized directly to equity as of December 31

(NOK IN THOUSAND)	2007	2006
Gross before tax	1 858	7 906
Less tax	-520	-2 214
Total recognized directly to equity	1 338	5 692

Retirement benefit obligations in the balance sheet at December 31

(NOK IN THOUSAND)	2007	2006
Accumulated Benefit Obligations (excluding future salary increases)	10 011	8 190
Effect of expected future salary increase	7 137	6 651
Projected Benefit Obligations	17 148	14 841
Fair value of plan assets	-7 634	-6 066
Funded status	9 514	8 775
Accrued social security tax	1 341	1 237
Total defined benefit plans	10 855	10 012
Contribution plans	1 259	0
Total retirement benefit obligations in the balance sheet	12 114	10 012

REC ASA's defined benefit pension plan for all its employees fulfills the requirements according to the Norwegian law: "Lov om obligatorisk tjenestepensjon". For information on assumptions used and description of the pension plan, see note 19 to the consolidated financial statements.

F. OTHER OPERATING EXPENSES

Specification of other operating expenses

(NOK IN THOUSAND)	2007	2006	2005
Operating lease expenses	2 790	3 128	1 836
Audit remuneration	2 653	4 903	2 949
Consultancy fees	52 032	18 901	8 905
Travel costs	7 099	4 610	2 305
Marketing, representation, meeting and conference expenses	2 400	3 199	1 684
Insurance	1 210	857	192
Other office expenses	6 433	5 478	1 908
Loss on receivables	0	0	369
Total other operating expenses	74 617	41 077	20 148

Audit remuneration

(NOK IN THOUSAND)	2007	2006	2005
Statutory audit fees	2 119	2 441	1 803
Other assurance services	81	54	224
Tax advisory services	119	82	31
Other non-audit services	334	2 326	891
Total auditor's remuneration expensed	2 653	4 903	2 949

Amounts are exclusive VAT.

For 2006, audit fees related to the share capital increase were recognized directly to equity and amounted to NOK 2,191 thousand (before income tax) and are not included in the amounts above. For description of the services, see note 22 to the consolidated financial statements.

FUTURE PAYMENT OBLIGATIONS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows

(NOK IN THOUSAND)	2007
Not later than 1 year	7 649
1–2 years	7 437
2–3 years	7 392
3–4 years	7 263
4–5 years	6 457
Later than 5 years	0
Total	36 198

In addition, REC ASA had committed future payments under service contracts of NOK 5 884 thousand at December 31, 2007.

Total future aggregate minimum lease payments at December 31, 2006 were NOK 34 500 thousand, and committed future payments under service contracts were NOK 2 759 thousand. The operating leases at December 31, 2007 were primarily related to the lease of the new headquarters at Kjørbo in Sandvika.

G. LIABILITIES TO FINANCIAL INSTITUTIONS AND CONVERTIBLE LOANS

For information regarding liabilities to financial institutions and convertible loans, see notes 17 and 27 to the consolidated financial statements.

H. SHARES IN SUBSIDIARIES

COMPANY (NOK IN THOUSAND)	OWNERSHIP/VOTING SHARE	BUSINESS OFFICE	CARRYING VALUE
REC Silicon AS	100%	Bærum	223 132
REC ScanWafer AS	100%	Bærum	743 524
REC Solar AS	100%	Bærum	193 365
REC SiTech AS	100%	Meløy	27 070
REC Technology Ventures AS	100%	Bærum	111
REC Site Services Pte Ltd	100%	Singapore	0
Total			1 187 202

Except for REC SiTech AS and REC Site Services Pte Ltd, the subsidiaries own shares in other subsidiaries as described in their respective financial statements.

I. JOINTLY CONTROLLED ENTITY, ASSOCIATE AND OTHER INVESTMENTS

Shares in jointly controlled entity and associate at December 31, 2007

(NOK IN THOUSAND)	OWNERSHIP/ VOTING SHARE	ACQUISITION COST	IMPAIRMENT	CONVERTIBLE LOAN	CARRYING VALUE
EverQ GmbH, Thalheim, Germany	33.33%	420 623	0	0	420 623
CSG Solar AG, Thalheim, Germany	21.71%	78 574	-73 336	3 310	8 548
Total		499 197	-73 336	3 310	429 171

For more information on the impairment and convertible loan to CSG Solar AG see note 8 to the consolidated financial statements.

During 2007, REC ASA recognized interest income of NOK 12 638 thousand from EverQ and NOK 545 thousand from CSG Solar. REC ASA invoiced expenses of NOK 50 thousand to EverQ and NOK 72 thousand to CSG Solar. At December 31, 2007, REC ASA had provided a guarantee to Deutsche Bank limited to EUR 30 million for EverQ's bank financing and a guarantee fee NOK 1 194 thousand. During 2006, REC ASA recognized interest income of NOK 2 413 thousand from EverQ and had invoiced expenses of NOK 40 thousand to CSG Solar. At December 31, 2006 the guarantee REC ASA had provided was a guarantee limited to NOK 74 million for EverQ's bank financing. For more information, see notes 8 and 9 to the consolidated financial statements.

J. INCOME TAXES

(NOK IN THOUSAND)	2007	2006	2005
Profit before taxes	500 858	494 968	103 859
Costs for the capital increase, recognized to equity	0	-149 950	0
Permanent differences	75 275	-201	242
Changes in temporary differences	29 515	-29 238	-637
Utilized loss carried forward	0	-45 560	-103 464
Basis for current tax	605 648	270 018	0
Current tax liability at December 31 (28%)	169 581	75 605	0
28% tax of costs for the capital increase, recognized to equity	0	41 986	0
Total current tax expense for the year	169 581	117 591	0
Deferred tax expense/benefit	-8 264	20 944	29 148
Total tax expense for the year	161 317	138 535	29 148

Permanent differences for 2007 include impairment of shares in CSG Solar AG.

Specification of temporary differences

(NOK IN THOUSAND)	2007	2006
Fixed assets	2 808	1 509
Receivables	272	9
Pension liability	-12 113	-10 012
Derivatives	5 305	28 233
Total	-3 728	19 739
28% deferred tax assets (-)/liabilities (+)	-1 044	5 527

The difference between changes in deferred tax assets/liabilities in the balance sheet and the income statement is related to tax on equity transactions.

K. EQUITY

(NOK IN THOUSAND)	SHARE CAPITAL	CAPITAL NOT REGISTERED	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity at January 1, 2006	304 319	0	-225	453 248	283 056	104 943	1 145 341
Converted debt to shares	116 853	0	0	1 066 938	0	0	1 183 791
Share issue – Initial Public Offering (gross proceeds)	73 000	13 129	0	6 841 492	0	0	6 927 621
Costs for share issue	0	0	0	-149 950	0	0	-149 950
Tax on costs for share issue	0	0	0	41 986	0	0	41 986
Acquiring of own shares	0	0	225	0	0	2 648	2 873
Actuarial gains/losses on defined pension scheme	0	0	0	0	0	-4 327	-4 327
Deferred taxes on actuarial gains/losses	0	0	0	0	0	1 212	1 212
Other changes (net of tax)	0	0	0	0	0	-157	-157
Profit for the year	0	0	0	0	0	356 433	356 433
Equity at December 31, 2006	494 172	13 129	0	8 253 714	283 056	460 752	9 504 823

(NOK IN THOUSAND)	SHARE CAPITAL	CAPITAL NOT REGISTERED	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity at January 1, 2007	494 172	13 129	8 253 714	283 056	460 752	9 504 823
Issue of shares	154	-13 129	12 975	0	0	0
Repayments of shares not issued	-11	0	-905	0	0	-916
Actuarial gains/losses on defined pension scheme	0	0	0	0	6 047	6 047
Deferred taxes on actuarial gains/losses	0	0	0	0	-1 693	-1 693
Profit for the year	0	0	0	0	339 541	339 541
Equity at December 31, 2007	494 315	0	8 265 784	283 056	804 647	9 847 802

Share capital at December 31, 2007 consisted of 494 314 725 shares at par value NOK 1. On the Annual General Meeting on April 20, 2006, the shares in REC ASA were split 1:20 (with effect from April 21). There is one class of shares which all have the same voting rights. See note 15 to the consolidated financial statement for more information.

REC ASA's distributable equity at December 31, after allocations amounted to

(NOK IN THOUSAND)	2007	2006
Contributed capital	283 056	283 056
Other equity	804 647	460 752
Deferred tax assets	-1 044	0
Distributable equity	1 086 659	743 808

L. DERIVATIVES

At December 31, 2007 REC ASA had three flexible forward currency contracts, one for sale of USD 100 million and two for purchase of a total of USD 50 million. In addition REC ASA had two currency swap contracts for the total sale of USD 133 million. Hedge accounting has not been applied to these hedges. See note 11 to the consolidated financial statements.

M. RESEARCH AND DEVELOPMENT

Research and development costs in REC ASA were NOK 27,507 thousand in 2007 (2006: NOK 14,103 thousand, 2005: NOK 3,394 thousand). All costs were expensed. REC ASA's corporate technology department conducts and coordinates research and development within the REC Group, primarily related to next generation technologies and enhancement of existing technologies. It is expected that research and development costs will create future profitability.

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 04063
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2007

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2007, showing a profit of TNOK 339 541 for the parent company and a profit of TNOK 1 333 353 for the group, including the proposal for the allocation of the profit. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognised income and expense and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2007, the results of its operations and its cash flows is in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2007, the results of its operations, its cash flows and the statement of recognised income and expense the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information
- the information in the Board of Directors' report concerning the financial statements and going concern assumption is consistent with the financial statements and comply with the law and regulations.
- the proposal for the allocation of the profit in the annual financial statements is in compliance with the law and regulations.

Oslo, 28 March 2008
KPMG AS

Arve Tjøvoll

State Authorised Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only

Offices in

0281

Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
NO 1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

Companies in the Silicon division:

REC Silicon Inc.
1616 Pioneer Way
Moses Lake, Washington 98837
USA
Tel: +1 509 793 9000
Fax: +1 509 793 9002

REC Solar Grade Silicon LLC
3322 Road "N" N.E.
Moses Lake, Washington 98837
USA
Tel: +1 509 765 2106
Fax: +1 509 766 9325

REC Advanced Silicon Materials LLC
119140 Rick Jones Way
Silver Bow, Montana 59750
USA
Tel : +1 406 496 9898
Fax: +1 406 496 9801

REC Silicon Inc.
77 Sugar Creek Center Blvd.
Suite 550
Sugar Land, Texas 77478
USA
Tel: +1 281 325 3800
Fax: +1 281 325 3818

REC Advanced Silicon Materials LLC
24 F HSBC Tower
1000 Lu Jia Zui Ring Road
Pudong, Shanghai
China PC 200120
Tel: +86 21 6841 2035
Fax: +86 21 6841 1050

REC Advanced Silicon Materials LLC
Minami Fujisawa 9 2
Yamashita Bldg 30A
Fujisawa, Kanagawa
Japan 251 0055
Tel: +81 466 27 9343
Fax: +81 466 27 9822

Companies in the Wafer division:

REC ScanWafer AS
Kjørboveien 29
PO Box 594
NO 1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

REC ScanWafer AS
Glomfjord plant
Ørnesveien 3
NO 8160 Glomfjord
Norway
Tel: +47 75 71 90 00
Fax: +47 75 71 90 13

REC ScanWafer AS
Herøya plant
Tormod Gjestlandsveg 31
NO 3908 Porsgrunn
Norway
Tel: +47 35 93 70 00
Fax: +47 35 93 70 01

REC SiTech AS
Ørnesveien 3
PO Box 100
NO 8160 Glomfjord
Norway
Tel: +47 75 71 90 90
Fax: +47 75 71 90 80

Companies in the Solar division:

REC Solar AS
Kjørboveien 29
PO Box 594
NO 1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

REC ScanCell AS
Teknologiveien 10
NO 8512 Narvik
Norway
Tel: +47 76 96 45 00
Fax: +47 76 96 45 01

REC ScanModule AB
Hillringsberg
SE 670 20 Glava
Sweden
Tel: +46 570 75 22 00
Fax: +46 570 75 22 01

REC Solar Germany GmbH
Prinzregentenstrasse 20
D 80538 München
Germany
Tel: +49 89 442 3859 0
Fax: +49 89 442 3859 99

REC Solar Spain S.L.U.
Viladecans Business Park
Edificio Australia
c/ Antonio Machado 78 80
08840 Viladecans
Spain
Tel: +34 936 476 012
Fax: +34 936 476 010

0282

ORGANIZATIONAL CHART



REC ASA
REC Silicon AS 100%
REC SiTech AS 100%
REC ScanWafer AS 100%
REC Solar AS 100%
CSG Solar AG 8.7%
EverQ GmbH 33.3%
REC Silicon Inc. 100%
REC Solar Grade Silicon LLC 100%
REC Advanced Silicon Materials LLC 100%*
REC ScanCell AS 100%
REC ScanModule AB 100%
Solar Vision (PTY) Ltd. 100%

*) Komatsu America Corporate holds B units representing 25 percent of the ownership, these units carry no voting rights neither rights to dividend payments. REC ASA has an option to buy these units at a pre-agreed price.

REC

Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

END